# WILLIAMS-SONOMA, INC.

2006 ANNUAL REPORT







Annual Meeting of Shareholders
May 16, 2007

# LETTER TO SHAREHOLDERS

WILLIAMS-SONOMA, INC.

2006 ANNUAL REPORT

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## A LETTER TO OUR SHAREHOLDERS

Fiscal 2006 was a difficult year for Williams-Sonoma, Inc. as year-over-year growth rates – on both the top and bottom line – fell well below the expectations that we had set for ourselves at the beginning of the year. But despite these lower growth rates and excluding an $0.11 per diluted share charge for unusual business events and new accounting pronouncements, we delivered the highest diluted earnings per share in the history of the company.

Our key challenges during the year were two-fold. First, like many home furnishings retailers, we were negatively impacted in the back half of the year by the significant softening in the home-centered macro-economic environment. As a result, we saw lower direct-to-customer response rates, weaker retail traffic, and an unusually high level of competitive markdown pressure. This was particularly true in Pottery Barn, our largest brand, where revenues fell substantially short of our expectations. But there were also specific operational issues within the Pottery Barn brand – primarily in the areas of merchandising, marketing, and retail execution – that contributed to the shortfall. As these issues were within our control, we assure you that a comprehensive recovery plan is underway – but this will take some time. Our expectation is that we will see progressive improvement throughout 2007 leading to significantly improved performance by 2008.

Despite these challenges, however, there were several operational advancements that we made during the year that we are very proud of. First, we successfully insourced our east coast furniture hub operations, which allowed us to substantially improve the furniture delivery experience for our customers and reduce our furniture return rates. We also significantly expanded our capabilities in monogramming and personalization. In information technology, we implemented new retail inventory management systems in our Williams-Sonoma and Pottery Barn Kids brands. We believe that over time, these new systems will allow us to optimize the flow of inventory from our vendors to our stores as well as improve our service levels to our customers. We also implemented new gift card issuance and redemption functionality in our direct-to-customer channel. We believe that this functionality is critical to driving future growth as consumers increasingly show a preference for this convenient form of gift giving. All of these initiatives substantially enhanced our operational infrastructure and leave us well positioned to support accelerated growth in the coming years.

### Our Fiscal 2006 Financial Results

Net revenues in 2006 increased 5.3% to $3.7 billion, with positive growth across all brands. Diluted earnings per share, however, decreased 1.1%, including a net charge of $0.11 for unusual business events and new accounting pronouncements. Excluding this charge, diluted earnings per share increased 1.1% to a record $1.90 per share. Although these results were below our expectations, they do demonstrate the strength of our brands and our ability to profitably drive our business in a challenging home-centered macro-economic environment. From a cash flow perspective, 2006 was another strong year – generating over $300 million in net cash from operating activities, despite higher inventories and lower growth rates. In 2006, we returned nearly $220 million to our shareholders through a combination of share repurchases and dividends. We ended the year with a cash balance of $275 million, after internally funding all growth and infrastructure initiatives – including $191 million in capital expenditures.

While the home-furnishings environment clearly impacted our business in the back half of the year, we believe that the relative strength of our overall financial results reflects what is unique about our company: our superior multi-channel business model, the competitive advantages that exist within our supply chain infrastructure, and the benefits of operating a portfolio of brands.

### Growth Driven by a Portfolio of Brands

The first driver of our 2006 operating results was our growth in revenues, which increased 5.3% to $3.7 billion. In our core brands, net revenues increased 4.7%, including an 11.5% increase in the Pottery Barn Kids brand, a 5.6% increase in the Williams-Sonoma brand, and a 1.8% increase in the Pottery Barn brand. We were particularly pleased with the performance of the Williams-Sonoma brand. In its 50th year of operations, the brand reached a new milestone in profitability. In 2006, the Williams-Sonoma brand, for the second consecutive year, delivered the highest operating contribution as a percentage of revenues in its history.

In our emerging brands – West Elm, PBteen, and Williams-Sonoma Home – revenues increased 31.4%. This increase was primarily driven by incremental revenues from the opening of new stores in West Elm and Williams-Sonoma Home and strong direct-to-customer growth in PBteen and West Elm. Of our 29 emerging brand stores – 22 in West Elm and 7 in Williams-Sonoma Home – two had to be impaired at the end of 2006 due to estimated future cash flows falling substantially below the current net book value of the stores. Both of these were mid-market Williams-Sonoma Home stores that were opened in 2005.

**Our Multi-Channel Growth Drivers**

Retail revenues increased 6.0% to $2.1 billion – driven by an 8.3% increase in retail leased square footage and a comparable store sales increase of 0.3%. During 2006, we opened 18 net new stores including the expansion or remodeling of 28 stores. Store expansions continue to be a key driver of leased square footage growth in our core brands. We ended the year with 588 stores.

Direct-to-customer revenues increased 4.5% to $1.6 billion, driven by a 3.2% increase in catalog page circulation and strong momentum in e-commerce. The Internet continued to be our fastest growing shopping channel, with revenues increasing 21% to $928 million.

**Impact of Slower Growth on Operating Margins**

The second driver of our 2006 operating results was our pre-tax operating margin, which decreased from 10.2% in 2005 to 9.6% in 2006, excluding the impact of unusual business events and the implementation of new accounting pronouncements. This decrease was primarily driven by the negative operating margin impact of the revenue shortfall in the Pottery Barn brand, higher cost of goods, occupancy and employment costs in our emerging brands – particularly in Williams-Sonoma Home – and higher asset disposition and impairment charges. These increases were partially offset, however, by the elimination of costs associated with the operations of the Hold Everything brand and lower incentive compensation.

Although the decline in our operating margin is one of our biggest disappointments in 2006, we believe that our intent focus on cost control, operational flexibility, and shareholder value enabled us to significantly offset the impact of the overall sales shortfall that we experienced in the back half of 2006.

**Building Infrastructure**

A highlight of 2006 was the significant progress we made in building our infrastructure to support the growth of our core and emerging brands. In supply chain operations, we successfully insourced our east coast furniture hub operations, implemented regional warehousing for our high-volume east coast stores, expanded our capabilities in monogramming and personalization, and reengineered our direct-to-customer returns processing operations. We also expanded our distribution network by increasing distribution leased square footage by over 7%.

In the information technology area, we implemented new retail inventory management systems in the Williams-Sonoma and Pottery Barn Kids brands in addition to implementing gift card issuance and redemption functionality in our direct-to-customer channel. To support the long-term scalability of our infrastructure, we also continued to invest in the custom development of our new direct-to-customer order management and inventory management systems.

**Commitment to Social Responsibility**

We view social responsibility and the protection of the environment as business imperatives and, as one of the largest catalog mailers in the world, we are committed to responsible paper procurement practices. In 2006, we established an environmental leadership position in the catalog industry by converting 95% of our paper consumption to FSC certified paper. Utilizing this paper, which carries the gold standard in forest products certification, ensures that our paper comes from forests that are managed under the strictest environmental and socioeconomic standards. This change in our catalog production process was a major achievement in our ongoing effort to deliver on our commitment to our employees, customers, and shareholders to operate in a socially and environmentally sound manner.



**The Year Ahead**

As we enter 2007, we continue to be encouraged by the opportunities that we see ahead in both our core and emerging brands and remain focused on our mission – to "Own the Home" through multi-channel retailing. And since we target a highly fragmented home-furnishings market, we believe we are well positioned to increase our market share by capitalizing on our superior multi-channel marketing and supply chain capabilities.

In 2007, we will focus on the strategic initiatives that we believe will enhance the financial and operational performance of the company over the next several years – driving sustainable revenue growth with a key focus on the revitalization of the Pottery Barn brand; increasing our pre-tax operating margin by continuing to drive operational advancements and cost containment initiatives across the company; and enhancing shareholder value by delivering on the commitments that we have made with respect to improving the overall performance of our business.

To drive top-line revenue growth across all of our channels, we expect to increase retail leased square footage by approximately 5% to 6%, including adding 13 net new stores and expanding or remodeling an additional 20 stores. We will also increase catalog circulation by approximately 4% to 5% and intensify the marketing support behind our fastest growing shopping channel – e-commerce. Of our 5.7% to 8.0% expected growth rate in 2007 – including a 53rd week – we estimate that approximately 150 to 170 basis points will be generated by our initiatives in the emerging brands. These emerging brand initiatives include opening five new stores in the West Elm brand, opening two new stores in the Williams-Sonoma Home brand, and increasing catalog circulation by 8%.

To improve our overall cost structure, we will continue to drive efficiencies within our supply chain, leverage our emerging brand infrastructure, and maintain tight controls around overhead expenses while investing in our future. We expect, however, that we will see further short-term compression in our operating margin in 2007 as a result of continued softness in the home-furnishings macro-economic environment, increased costs associated with the Pottery Barn recovery plan, and higher incentive compensation.

To enhance shareholder value, we will continue to adhere to the principles that have successfully guided us in the past – building the authority of our existing brands in the market segments that we serve; continuing to leverage the potential of our multi-channel strategy; and delivering on the commitments we have made to our shareholders.

**Increase in Quarterly Cash Dividend**

Although our 2006 operating results were below our expectations, excluding an $0.11 per diluted share charge for unusual business events and new accounting pronouncements, we still delivered the highest diluted earnings per share in our history. For this reason, we are approaching our future with great confidence, not only from a growth and profit-enhancement point of view, but also from a free cash flow standpoint. Based on this confidence – combined with our strong cash position and future projected cash flows – we are increasing our cash dividend by 15%, from $0.10 per quarter to $0.115 per quarter – in addition to continuing our ongoing share repurchase program. As we enter 2007, we are authorized to repurchase up to 6.2 million shares of our common stock. In 2006, we repurchased approximately 5.8 million shares of our common stock at an aggregate cost of $185.5 million.

**A Vision for the Future**

In 2006, we celebrated the 50th anniversary of the opening of our first Williams-Sonoma store. Now, fifty years later, we have grown from a single store to a multi-channel retailer with a portfolio of brands. And together, these great brands fulfill our vision of "enhancing our customers' lives at home." Whether the customer is shopping in our retail stores, ordering from our catalogs, or purchasing from our e-commerce websites, we are committed to providing a superior customer experience and driving our business to a new level. And we are able to do so because of the spirit and dedication of our associates, vendors, customers, and shareholders.

Along with our management team, we thank you for your continued support.

W. Howard Lester
Chairman of the Board of Directors and Chief Executive Officer



*This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" on page 1 of our Annual Report on Form 10-K for the fiscal year ended January 28, 2007, which is part of this Annual Report to Shareholders, for important cautionary language regarding these statements.*

*This letter contains certain non-GAAP financial measures which exclude the impact of the implementation of FAS 123R and FSP FAS 13-1 and certain unusual business events, including the impact of the CEO departure charge, the benefit of unredeemed gift certificate income, the benefit of the VISA/MasterCard litigation settlement in fiscal 2006 and the impact of the Hold Everything consolidation charge in fiscal years 2005 and 2006. Please see our Annual Report on Form 10-K for the fiscal year ended January 28, 2007, which is part of this Annual Report to Shareholders, for information about the comparable GAAP financial measures.*

# FORM 10-K

WILLIAMS-SONOMA, INC.

2006 ANNUAL REPORT

Form 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2007.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 001-14077

## WILLIAMS-SONOMA, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **California** | **94-2203880** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **3250 Van Ness Avenue, San Francisco, CA** | **94109** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code (415) 421-7900

Securities registered pursuant to Section 12(b) of the Act:

| | |
|---|---|
| Common Stock, $.01 par value. | New York Stock Exchange, Inc. |
| (Title of class) | (Name of each exchange on which registered) |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 30, 2006, the approximate aggregate market value of the registrant's common stock held by non-affiliates was $3,015,424,000. It is assumed for purposes of this computation that an affiliate includes all persons as of July 30, 2006 listed as executive officers and directors with the Securities and Exchange Commission. This aggregate market value includes all shares held in the registrant's Williams-Sonoma, Inc. Stock Fund.

As of February 25, 2007, 109,881,292 shares of the registrant's Common Stock were outstanding.

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## DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2007 Annual Meeting of Shareholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, on or about March 29, 2007, have been incorporated in Part III hereof, and portions of our 2006 Annual Report to shareholders have been incorporated in Part II hereof.

## FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the letter to shareholders contained in this annual report contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and results of operations to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation: any projections of earnings, revenues or financial items, including future comparable store sales, projected capital expenditures, the impact of new accounting pronouncements, our fiscal 2007 income tax provision and effective tax rate, expectations for our operating margin, including statements related to increasing our pre-tax operating margin by driving operational advancements and cost-containment initiatives and the use of our available cash, including statements related to payment of dividends and our stock repurchase program; statements of the plans, strategies, initiatives and objectives of management for future operations, including statements related to our recovery plan and improvement in 2007 and 2008, increasing our market share, driving sustainable revenue growth and the revitalization of the Pottery Barn brand; statements related to enhancing shareholder value; statements related to our plans to increase retail leased square footage, including the opening of new retail stores and expansion or remodeling of additional stores; statements related to new marketing initiatives, including increasing and expanding catalog circulation, electronic direct marketing, e-commerce marketing, catalog page counts (including Williams-Sonoma Home), refining our contact strategy, improving e-commerce conversion and implementing new e-commerce functionality; statements related to the future performance and market acceptance of new products and brands, including statements related to the growth potential of our brands (including our emerging brands), investments in our emerging brands, building brand awareness, modifying our brand roll-out strategy, rounding out and expanding our merchandise assortments, testing new product categories, product innovation, enhancing product quality and product design resources; statements related to testing our value proposition within shipping costs; statements related to driving efficiencies in our supply chain, leveraging our infrastructure, maintaining expense controls and investing in our future, including statements related to improving our in-stock position, improving our overall cost structure and implementing new inventory management systems; statements related to gift card issuance and redemption; statements related to transportation costs in the furniture delivery network and backroom and offsite storage management in our retail stores; statements related to indemnifications under our agreements; statements related to legal proceedings; and statements of belief and statements of assumptions underlying any of the foregoing. You can identify these and other forward-looking statements by the use of words such as "will," "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms, or other comparable terminology.

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under the heading "Risk Factors" in Item 1A hereto and the risks, uncertainties and assumptions discussed from time to time in our other public filings and public announcements. All forward-looking statements included in this document are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

**WILLIAMS-SONOMA, INC.**
**ANNUAL REPORT ON FORM 10-K**
**FISCAL YEAR ENDED JANUARY 28, 2007**

**TABLE OF CONTENTS**

## PART I

## ITEM 1. BUSINESS

### OVERVIEW

We are a specialty retailer of products for the home. The retail segment of our business sells our products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The direct-to-customer segment of our business sells similar products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). The catalogs reach customers throughout the U.S., while the five retail concepts currently operate 588 stores in 44 states, Washington, D.C. and Canada.

Based on net revenues in fiscal 2006, retail net revenues accounted for 57.8% of our business and direct-to-customer net revenues accounted for 42.2% of our business. Based on their contribution to our net revenues in fiscal 2006, the core brands in both retail and direct-to-customer are: Pottery Barn, which sells casual home furnishings; Williams-Sonoma, which sells cooking and entertaining essentials; and Pottery Barn Kids, which sells stylish children's furnishings.

Form 10-K

We were founded in 1956 by Charles E. Williams, currently a Director Emeritus, with the opening of our first store in Sonoma, California. Today, the Williams-Sonoma stores offer a wide selection of culinary and serving equipment, including cookware, cookbooks, cutlery, informal dinnerware, glassware, table linens, specialty foods and cooking ingredients. Our direct-to-customer business began in 1972 when we introduced our flagship catalog, "A Catalog for Cooks," which marketed the Williams-Sonoma brand.

In 1983, we internally developed the Hold Everything catalog to offer innovative solutions for household storage needs by providing efficient organization solutions for every room in the house. The first Hold Everything store opened in 1985.

In 1986, we acquired Pottery Barn, a retailer of casual home furnishings, and in 1987 launched the first Pottery Barn catalog. Pottery Barn features a large assortment of home furnishings and furniture that we design internally and source from around the world to create a dynamic look in the home.

In 1989, we developed Chambers, a mail order merchandiser of high quality linens, towels, robes, soaps and accessories for the bed and bath.

In 1999, we launched both our Williams-Sonoma e-commerce website and our Williams-Sonoma bridal and gift registry. In addition, we launched the Pottery Barn Kids catalog.

In 2000, we opened our first Pottery Barn Kids stores across the U.S. In addition, we introduced our Pottery Barn e-commerce website and created Pottery Barn Bed and Bath, a catalog dedicated to bed and bath products.

In 2001, we launched our Pottery Barn Kids e-commerce website, Pottery Barn gift and bridal registry, and Pottery Barn Kids gift registry. Additionally, in 2001, we opened five new retail stores (two Williams-Sonoma, two Pottery Barn and one Pottery Barn Kids) in Toronto, Canada, our first stores operated by us outside of the U.S.

In 2002, we launched our West Elm catalog. The brand targets design conscious consumers looking for a modern aesthetic to furnish and accessorize their living spaces with quality products at accessible price points. West Elm offers a broad range of home furnishing categories including furniture, textiles, decorative accessories, lighting and tabletop items.

In 2003, we launched our West Elm e-commerce website, opened our first West Elm retail store and launched our newest extension of the Pottery Barn brand, PBteen, with the introduction of the PBteen catalog. PBteen offers exclusive collections of home furnishings and decorative accessories that are specifically designed to reflect the personalities of the teenage market. In late 2003, we launched our PBteen e-commerce website.

In 2004, the Chambers brand was retired as a result of the launch of Williams-Sonoma Home, our newest brand. This premium brand, offering classic home furnishings and decorative accessories, extends the Williams-Sonoma lifestyle beyond the kitchen into every room of the home. In addition, we launched our first Hold Everything e-commerce website and opened three new prototype stores.

In 2005, we opened our first three Williams-Sonoma Home stores, in West Hollywood, California; Cincinnati, Ohio; and Indianapolis, Indiana.

In 2006, after testing five new prototype stores and several merchandise assortment transitions throughout 2004 and 2005, we decided to transition the merchandising strategies of the Hold Everything brand into our other existing brands. All of our Hold Everything retail stores were closed during late 2005 and the first quarter of fiscal 2006. The final phase of our operational shutdown was completed in the second quarter of fiscal 2006, with our final Hold Everything catalog mailed in May 2006 and our Hold Everything website ceasing operations in June 2006.

Additionally, in 2006, we launched our Williams-Sonoma Home e-commerce website.

## RETAIL STORES

The retail segment has five merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm, and Williams-Sonoma Home). As of January 28, 2007, we operated 588 retail stores, located in 44 states, Washington, D.C. and Canada. This represents 254 Williams-Sonoma, 197 Pottery Barn, 92 Pottery Barn Kids, 22 West Elm, 7 Williams-Sonoma Home and 16 Outlet stores (our Outlet stores carry merchandise from all merchandising concepts).

In fiscal 2007, we expect to increase retail leased square footage by approximately 5% to 6%, including 21 new stores (8 Pottery Barn, 5 West Elm, 4 Williams-Sonoma, 2 Pottery Barn Kids and 2 Williams-Sonoma Home) and 20 remodeled or expanded stores (12 Williams-Sonoma, 7 Pottery Barn and 1 Pottery Barn Kids), offset by the permanent closure of 8 stores (4 Williams-Sonoma and 4 Pottery Barn) and the temporary closure of 20 stores (12 Williams-Sonoma, 7 Pottery Barn and 1 Pottery Barn Kids): The average leased square footage for new and expanded stores in fiscal 2007 will be approximately 17,800 leased square feet for West Elm, 16,900 leased square feet for Pottery Barn, 13,600 leased square feet for Williams-Sonoma Home, 9,400 leased square feet for Pottery Barn Kids and 7,000 leased square feet for Williams-Sonoma.

The retail business complements the direct-to-customer business by building brand awareness. Our retail stores serve as billboards for our brands, which we believe inspires confidence in our customers to shop via our direct-to-customer channels.

Detailed financial information about the retail segment is found in Note M to our Consolidated Financial Statements.

## DIRECT-TO-CUSTOMER OPERATIONS

The direct-to-customer segment has six merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm and Williams-Sonoma Home) and sells products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). Of these six merchandising concepts, the Pottery Barn brand and its extensions have been the major source of revenue growth in the direct-to-customer segment for the last several years which we believe reflects our continuing investment in product design, product quality and multi-channel marketing.

The direct-to-customer channel over the past several years has been strengthened by the introduction of e-commerce websites in all of our core brands and the launching of our newest brands: West Elm, PBteen and Williams-Sonoma Home. Although the amount of e-commerce revenues that are incremental to our direct-to-customer channel cannot be identified precisely, we estimate that approximately 45% of our company-wide non-gift registry Internet revenues are incremental to the direct-to-customer channel and approximately 55% are driven by customers who recently received a catalog.

We send our catalogs to addresses from our proprietary customer list, as well as to names from lists from other mail order merchandisers, magazines and companies that we receive in exchange for either payment or new addresses, consistent with our published privacy policies. In accordance with prevailing industry practice, we primarily rent our list to select merchandisers. Our customer mailings are continually updated to include new prospects and to eliminate non-responders.

The direct-to-customer business complements the retail business by building brand awareness and acting as an effective advertising vehicle. In addition, we believe that the mail order catalogs and the Internet act as a cost-efficient means of testing market acceptance of new products and new brands.

Detailed financial information about the direct-to-customer segment is found in Note M to our Consolidated Financial Statements.

## SUPPLIERS

We purchase our merchandise from numerous foreign and domestic manufacturers and importers, the largest of which individually accounted for approximately 3.2% of purchases during fiscal 2006. Approximately 62% of our merchandise purchases in fiscal 2006 were foreign-sourced from manufacturers in 39 countries, primarily from Asia and Europe. Approximately 95% of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars.

## COMPETITION AND SEASONALITY

The specialty retail business is highly competitive. Our specialty retail stores, mail order catalogs and e-commerce websites compete with other retail stores, including large department stores, discount stores, other specialty retailers offering home centered assortments, other mail order catalogs and other e-commerce websites. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies. We compete on the basis of our brand authority, the quality of our merchandise, service to our customers and our proprietary customer list, as well as location and appearance of our stores. We believe that we compare favorably with many of our current competitors with respect to some or all of these factors.

Our business is subject to substantial seasonal variations in demand. Historically, a significant portion of our net revenues and net earnings have been realized during the period from October through December, and levels of net revenues and net earnings have generally been lower during the period from January through September. We believe this is the general pattern associated with the direct-to-customer and retail industries. In anticipation of our peak season, we hire a substantial number of additional temporary employees in our retail stores and direct-to-customer processing and distribution areas, and incur significant fixed catalog production and mailing costs.

## PATENTS, TRADEMARKS, COPYRIGHTS AND DOMAIN NAMES

We own and/or have applied to register over 50 separate trademarks and service marks. We own and/or have applied to register our marks in the U.S., Canada and approximately 30 additional jurisdictions. Exclusive rights to the trademarks and service marks are held by Williams-Sonoma, Inc. and are used by our subsidiaries under license. These marks include the core brand names or house marks for our subsidiaries, as well as brand names for selected products and services. The house marks in particular, including "Williams-Sonoma," the Williams-Sonoma Grande Cuisine logo, "Pottery Barn," "pottery barn kids," "PBteen," "west elm" and "Williams-Sonoma Home" are of material importance to us. Trademarks are generally valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. Trademark registrations can generally be renewed indefinitely so long as the marks are in use. We own numerous copyrights and trade dress rights for our products, product packaging, catalogs, books, house publications and website designs, among other things, which are also used by our subsidiaries under license. We hold patents on certain product functions and product designs. Patents are generally valid for 20 years as long as their registrations are properly maintained. In addition, we have registered and maintain numerous Internet domain names, including "williams-sonoma.com," "potterybarn.com," "potterybarnkids.com," "pbteen.com," "westelm.com," "holdeverything.com," "wshome.com," and "williams-sonomainc.com." Collectively, the copyrights, trade dress rights, patents and domain names that we hold are of material importance to us.

## EMPLOYEES

As of January 28, 2007, we had approximately 38,800 employees, approximately 8,000 of whom were full-time employees. During the fiscal 2006 peak season, we hired approximately 16,900 temporary employees in our stores and in our direct-to-customer processing and distribution centers.

## AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Williams-Sonoma, Inc. and other companies that file materials with the SEC electronically. You may also obtain copies of our annual reports, Forms 10-K, Forms 10-Q, Forms 8-K and proxy and information statements, free of charge, on our website at www.williams-sonomainc.com.

## ITEM 1A. RISK FACTORS

The following information describes certain significant risks and uncertainties inherent in our business. You should carefully consider such risks and uncertainties, together with the other information contained in this Annual Report on Form 10-K and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially, which could cause the market price of our stock to decline, perhaps significantly.

*We must successfully identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demand.*

Our success depends, in large part, upon our ability to identify and analyze factors affecting our business and to anticipate and respond in a timely manner to changing merchandise trends and customer demands. Consumer preferences cannot be predicted with certainty and may change between selling seasons. Changes in customer preferences and buying trends may also affect our brands differently. If we misjudge either the market for our merchandise or our customers' purchasing habits, our sales may decline significantly, and we may be required to mark down certain products to sell the resulting excess inventory or to sell such inventory through our outlet stores or other liquidation channels at prices which are significantly lower than our retail prices, either of which would negatively impact our business and operating results.

In addition, we must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from vendors located outside the United States. Thus, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to twelve months in advance of the applicable selling season and frequently before trends are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. Our vendors may also not have the capacity to handle our demands. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

*Our business depends, in part, on factors affecting consumer spending that are out of our control.*

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, war and fears of war, inclement weather, consumer debt, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. These factors may also affect our various brands and channels differently. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, thus reducing our sales and harming our business and operating results.

*We face intense competition from companies with brands or products similar to ours.*

The specialty retail and direct-to-customer business is highly competitive. Our specialty retail stores, mail order catalogs and e-commerce websites compete with other retail stores, other mail order catalogs and other e-commerce websites that market lines of merchandise similar to ours. We compete with national, regional and local businesses utilizing a similar retail store strategy, as well as traditional furniture stores, department stores and specialty stores. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies.

The competitive challenges facing us include:

- anticipating and quickly responding to changing consumer demands better than our competitors;
- maintaining favorable brand recognition and achieving customer perception of value;
- effectively marketing and competitively pricing our products to consumers in several diverse market segments;
- developing innovative, high-quality products in colors and styles that appeal to consumers of varying age groups and tastes, and in ways that favorably distinguish us from our competitors; and
- effectively managing our supply chain and distribution strategies in order to provide our products to our consumers on a timely basis.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could reduce our sales and harm our operating results and business.

*We depend on key domestic and foreign vendors for timely and effective sourcing of our merchandise, and we are subject to various risks and uncertainties that might affect our vendors' ability to produce quality merchandise.*

Our performance depends, in part, on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from numerous foreign and domestic manufacturers and importers. We have no contractual assurances of continued supply, pricing or access to new products, and any vendor could change the terms upon which they sell to us, or discontinue selling to us, at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Better than expected sales demand may also lead to customer backorders and lower in-stock positions of our merchandise.

Any inability to acquire suitable merchandise on acceptable terms or the loss of one or more key vendors could have a negative effect on our business and operating results because we would be missing products that we felt were important to our assortment, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and/or more expensive than those we currently purchase.

In addition, we are subject to certain risks, including availability of raw materials, labor disputes, union organizing activities, vendor financial liquidity, inclement weather, natural disasters, and general economic and political conditions, that could limit our vendors' ability to provide us with quality merchandise on a timely basis and at a price that is commercially acceptable. For these or other reasons, one or more of our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to our stores or customers. In addition, our vendors may have difficulty adjusting to our changing demands and growing

Form 10-K

business. Our vendors' failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brands, and could lead to an increase in customer litigation against us and an attendant increase in our routine litigation costs. Further, any merchandise that does not meet our quality standards could become subject to a recall, which would damage our reputation and brands, and harm our business.

*Our dependence on foreign vendors subjects us to a variety of risks and uncertainties.*

In fiscal 2006, we sourced our products from manufacturers in 39 countries outside of the United States. Approximately 62% of our merchandise purchases were foreign-sourced, primarily from Asia and Europe. Our dependence on foreign vendors means that we may be affected by declines in the relative value of the U.S. dollar to other foreign currencies. For example, any upward valuation in the Chinese yuan against the U.S. dollar may result in higher costs to us for those goods that we source from mainland China. Although approximately 95% of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign vendors. This, in turn, might cause such foreign vendors to demand higher prices for merchandise, delay merchandise shipments to us, or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs.

We are also subject to other risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include import duties and quotas, concerns over anti-dumping, work stoppages, economic uncertainties (including inflation), foreign government regulations, wars and fears of war, political unrest, natural disasters and other trade restrictions. We cannot predict whether any of the countries in which our products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from foreign vendors, including the imposition of additional import restrictions, restrictions on the transfer of funds and/or increased tariffs or quotas, or both, could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition and operating results. Furthermore, some or all of our foreign vendors' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds and/or other trade disruptions.

In addition, although we continue to improve our global compliance program, there remains a risk that one or more of our foreign vendors will not adhere to our global compliance standards such as fair labor standards and the prohibition on child labor. Nongovernmental organizations might attempt to create an unfavorable impression of our sourcing practices or the practices of some of our vendors that could harm our image. If either of these occurs, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

*The growth of our sales and profits depends, in large part, on our ability to successfully open new stores.*

In each of the past three fiscal years, the majority of our net revenues have been generated by our retail stores. Our ability to open additional stores successfully will depend upon a number of factors, including:

- our identification and availability of suitable store locations;
- our success in negotiating leases on acceptable terms;
- our ability to secure required governmental permits and approvals;
- our hiring and training of skilled store operating personnel, especially management;
- our timely development of new stores, including the availability of construction materials and labor and the absence of significant construction and other delays in store openings based on weather or other events;
- the availability of financing on acceptable terms, if at all; and
- general economic conditions.

Many of these factors are beyond our control. For example, for the purpose of identifying suitable store locations, we rely, in part, on demographic surveys regarding location of consumers in our target market segments. While we believe that the surveys and other relevant information are helpful indicators of suitable store locations, we recognize that the information sources cannot predict future consumer preferences and buying trends with complete accuracy. In addition, changes in demographics, in the types of merchandise that we sell and in the pricing of our products may reduce the number of suitable store locations. Further, time frames for lease negotiations and store development vary from location to location and can be subject to unforeseen delays. Construction and other delays in store openings could have a negative impact on our business and operating results. We may not be able to open new stores or, if opened, operate those stores profitably.

*We must timely and effectively deliver merchandise to our stores and customers.*

We cannot control all of the various factors that might affect our fulfillment rates in direct-to-customer sales and timely and effective merchandise delivery to our stores. We rely upon third party carriers for our merchandise shipments and reliable data regarding the timing of those shipments, including shipments to our customers and to and from all of our stores. In addition, we are heavily dependent upon three carriers for the delivery of our merchandise to our customers. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather, natural disasters and possible acts of terrorism associated with such carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver merchandise in a timely and effective manner could damage our reputation and brands. In addition, fuel costs have increased substantially and airline companies struggle to operate profitably, which could lead to increased fulfillment expenses. The increased fulfillment costs could negatively affect our business and operating results by increasing our transportation costs and, therefore, decreasing the efficiency of our shipments.

*Our failure to successfully manage our order-taking and fulfillment operations could have a negative impact on our business.*

Our direct-to-customer business depends on our ability to maintain efficient and uninterrupted order-taking and fulfillment operations and our e-commerce websites. Disruptions or slowdowns in these areas could result from disruptions in telephone service or power outages, inadequate system capacity, system issues, computer viruses, security breaches, human error, changes in programming, union organizing activity, disruptions in our third party labor contracts, natural disasters or adverse weather conditions. These problems could result in a reduction in sales as well as increased selling, general and administrative expenses.

In addition, we face the risk that we cannot hire enough qualified employees, or that there will be a disruption in the labor we hire from our third party providers, especially during our peak season, to support our direct-to-customer operations, due to circumstances that reduce the relevant workforce. The need to operate with fewer employees could negatively impact our customer service levels and our operations.

*Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, any of which could result in an interruption in our business.*

Our retail stores, corporate offices, distribution centers, infrastructure projects and direct-to-customer operations, as well as the operations of vendors from which we receive goods and services, are vulnerable to damage from earthquakes, hurricanes, fires, floods, power losses, telecommunications failures, hardware and software failures, computer viruses and similar events. If any of these events result in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.

*We experience fluctuations in our comparable store sales.*

Our success depends, in part, upon our ability to increase sales at our existing stores. Various factors affect comparable store sales, including the number, size and location of stores we open, close, remodel or expand in any period, the general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, increased catalog circulation and continued strength in our Internet business. Among other things, weather conditions can affect comparable store sales because inclement weather can alter consumer behavior or require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused and may continue to cause our comparable store sales results to differ materially from prior periods and from earnings guidance we have provided.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable store sales will continue to fluctuate in the future. Our comparable store sales increases for fiscal 2006, fiscal 2005 and fiscal 2004 were 0.3%, 4.9% and 3.5%, respectively. Past comparable store sales are no indication of future results, and comparable store sales may decrease in the future. Our ability to maintain and improve our comparable store sales results depends, in large part, on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse customer base and using effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.

*Our failure to successfully manage the costs and performance of our catalog mailings might have a negative impact on our business.*

Postal rate increases, paper costs, printing costs and other catalog distribution costs affect the cost of our catalog mailings. We rely on discounts from the basic postal rate structure, which could be changed or discontinued at any time. Our cost of paper has fluctuated significantly during the past three fiscal years, and our paper costs are expected to increase in the future. Future increases in postal rates, paper costs or printing costs would have a negative impact on our operating results to the extent that we are unable to pass such increases on directly to customers or offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems.

We have historically experienced fluctuations in customer response to our catalogs. Customer response to our catalogs is substantially dependent on merchandise assortment, merchandise availability and creative presentation, as well as the selection of customers to whom the catalogs are mailed, changes in mailing strategies, and the sizing and timing of delivery of the catalogs. In addition, environmental organizations may attempt to create an unfavorable impression of our paper use in catalogs. The failure to effectively produce or distribute our catalogs could affect the timing of catalog delivery. The timing of catalog delivery has been and can be affected by postal service delays. For example, the August 2005 natural disaster caused by Hurricane Katrina created domestic ground and rail transportation capacity constraints that resulted in late catalog delivery. Any delays in the timing of catalog delivery could cause customers to forego or defer purchases.

*We must successfully manage our Internet business.*

The success of our Internet business depends, in part, on factors over which we have limited control. In addition to changing consumer preferences and buying trends relating to Internet usage, we are vulnerable to certain additional risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, computer viruses, changes in applicable federal and state regulation, security breaches and consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our Internet business, as well as damage our reputation and brands.

*Our failure to successfully anticipate merchandise returns might have a negative impact on our business.*

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected by management, additional sales returns might be recorded in the future. Actual merchandise returns may exceed our reserves. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed merchandise return reserves. Any significant increase in merchandise returns that exceeds our reserves could harm our business and operating results.

*We must successfully manage the complexities associated with a multi-channel and multi-brand business.*

During the past few years, with the launch and expansion of our Internet business, new brands and brand extensions, our overall business has become substantially more complex. The changes in our business have forced us to develop new expertise and face new challenges, risks and uncertainties. For example, we face the risk that our Internet business might cannibalize a significant portion of our retail and catalog businesses, and we face the risk of increased catalog circulation cannibalizing our retail sales. While we recognize that our Internet sales cannot be entirely incremental to sales through our retail and catalog channels, we seek to attract as many new customers as possible to our e-commerce websites. We continually analyze the business results of our three channels and the relationships among the channels, in an effort to find opportunities to build incremental sales.

*We may not be able to introduce new brands and brand extensions, or to reposition existing brands, to improve our business.*

We have recently introduced three new brands – West Elm, PBteen and Williams-Sonoma Home – and may introduce new brands and brand extensions, or reposition existing brands, in the future. All of these brands, however, may not be successful growth vehicles. For example, in January 2006, we announced our decision to transition the merchandising strategies of our Hold Everything brand into our other existing brands by the end of fiscal 2006. Further, if we devote time and resources to new brands, brand extensions or brand repositioning, and those businesses are not as successful as we planned, then we risk damaging our overall business results. Alternatively, if our new brands, brand extensions or repositioned brands prove to be very successful, we risk hurting our other existing brands through the potential migration of existing brand customers to the new businesses. In addition, we may not be able to introduce new brands and brand extensions, or to reposition brands in a manner that improves our overall business and operating results.

*Our inability to obtain commercial insurance at acceptable prices or our failure to adequately reserve for self-insured exposures might have a negative impact on our business.*

We believe that commercial insurance coverage is prudent for risk management. Insurance costs may increase substantially in the future and may be affected by natural catastrophes, fear of terrorism and financial irregularities and other fraud at publicly traded companies. In addition, for certain types or levels of risk, such as risks associated with earthquakes, hurricanes or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable prices, if at all. Therefore, we may choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. If we suffer a substantial loss that is not covered by commercial insurance or our self-insurance reserves, the loss and attendant expenses could harm our business and operating results. In addition, exposures exist for which no insurance may be available and for which we have not reserved.

*Our inability or failure to protect our intellectual property would have a negative impact on our business.*

Our trademarks, service marks, copyrights, patents, trade dress rights, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our sales. We may not be able to adequately protect our intellectual property. In addition, the costs of defending our intellectual property may adversely affect our operating results.

*We have been sued and may be named in additional lawsuits in a growing number of industry-wide business method patent litigation cases relating to our business operations.*

There appears to be a growing number of business method patent infringement lawsuits instituted against companies such as ours. The plaintiff in each case claims to hold a patent that covers certain technology or methodologies, which are allegedly infringed by the operation of the defendants' business. We are currently a defendant in such patent infringement cases and may be named in others in the future, as part of an industry-wide trend. Even in cases where a plaintiff's claim lacks merit, the defense costs in a patent infringement case can be high. Additional patent infringement claims may be brought against us and the cost of defending such claims or the ultimate resolution of such claims may harm our business and operating results.

*We need to successfully manage our employment, occupancy and other operating costs.*

To be successful, we need to manage our operating costs and continue to look for opportunities to reduce costs. We recognize that we may need to increase the number of our employees, especially in peak sales seasons, and incur other expenses to support new brands and brand extensions, as well as the opening of new stores and direct-to-customer growth of our existing brands. From time to time, we may also experience union organizing activity in currently non-union facilities. Union organizing activity may result in work slowdowns or stoppages and higher labor costs. In addition, there appears to be a growing number of wage-and-hour lawsuits against retail companies, especially in California. We are currently a defendant in one such case and may be named in others in the future.

Although we strive to secure long-term contracts with our service providers and other vendors and to otherwise limit our financial commitment to them, we may not be able to avoid unexpected operating cost increases in the future. Further, we incur substantial costs to warehouse and distribute our inventory. Significant increases in our inventory levels may result in increased warehousing and distribution costs. Higher than expected costs, particularly if coupled with lower than expected sales, would negatively impact our business and operating results.

*We are undertaking certain systems changes that might disrupt our supply chain operations.*

Our success depends, in part, on our ability to source and distribute merchandise efficiently through appropriate systems and procedures. We are in the process of substantially modifying our information technology systems supporting the product pipeline, including design, sourcing, merchandise planning, forecasting and purchase order, inventory and price management. Modifications will involve updating or replacing legacy systems with successor systems during the course of several years. There are inherent risks associated with replacing our core systems, including supply chain and merchandising systems disruptions that affect our ability to get the correct products into the appropriate stores and delivered to customers. We may not successfully launch these new systems, or the launch of such systems may result in product pipeline disruptions. We are also subject to the risks associated with the ability of our vendors to provide information technology solutions to meet our needs. Any product pipeline disruptions could negatively impact our business and operating results.

*We outsource certain aspects of our business to third party vendors that subject us to risks, including disruptions in our business and increased costs.*

We outsource certain aspects of our business to third party vendors that subject us to risks of disruptions in our business as well as increased costs. For example, we have engaged IBM to host and manage certain aspects of our data center information technology infrastructure. Accordingly, we are subject to the risks associated with IBM's ability to provide information technology services to meet our needs. Our operations will depend significantly upon IBM's and our ability to make our servers, software applications and websites available and to protect our data from damage or interruption from human error, computer viruses, intentional acts of vandalism, labor disputes, natural disasters and similar events. If the cost of IBM hosting and managing certain aspects of our data center information technology infrastructure is more than expected, or if IBM or we are unable to adequately protect our data and information is lost or our ability to deliver our services is interrupted, then our business and results of operations may be negatively impacted.

*Our operating and financial performance in any given period might not meet the extensive guidance that we have provided to the public.*

We provide extensive public guidance on our expected operating and financial results for future periods. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future and is useful to our shareholders and potential shareholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our guidance may not always be accurate. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock could significantly decline.

Form 10-K

*Our quarterly results of operations might fluctuate due to a variety of factors, including seasonality.*

Our quarterly results have fluctuated in the past and may fluctuate in the future, depending upon a variety of factors, including shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, Halloween, Thanksgiving and Christmas. A significant portion of our revenues and net earnings has been realized during the period from October through December. In anticipation of increased holiday sales activity, we incur certain significant incremental expenses, including fixed catalog production and mailing costs and the costs associated with hiring a substantial number of temporary employees to supplement our existing workforce. If, for any reason, we were to realize significantly lower-than-expected revenues or net earnings during the October through December selling season, our business and results of operations would be materially adversely affected.

*We may require external funding sources for operating funds.*

We regularly review and evaluate our liquidity and capital needs. We currently believe that our available cash, cash equivalents, cash flow from operations and cash available under our existing credit facilities will be sufficient to finance our operations and expected capital requirements for at least the next 12 months. However, as we continue to grow, we might experience peak periods for our cash needs during the course of our fiscal year, and we might need additional external funding to support our operations. Although we believe we would have access to additional debt and/or capital market funding if needed, such funds may not be available to us on acceptable terms. If the cost of such funds is greater than expected, it could adversely affect our expenses and our operating results.

*We will require a significant amount of cash to pay quarterly dividends at intended levels and for our stock repurchase programs.*

In March 2006, we initiated a quarterly cash dividend of $0.10 per common share. In March 2007, our Board of Directors authorized an increase in our quarterly cash dividend of $0.015 to $0.115 per common share. In addition, our Board of Directors authorized the repurchase of up to 2,000,000 and 5,000,000 shares of our common stock in March 2006 and August 2006, respectively. In March 2007, our Board of Directors authorized the repurchase of an additional 5,000,000 shares of our common stock. The dividend and the share repurchase programs require the use of a significant portion of our cash earnings. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, new product development initiatives and unanticipated capital expenditures or to fund our operations. Our Board of Directors may, at its discretion, decrease the intended level of dividends or entirely discontinue the payment of dividends at any time. The stock repurchase program does not have an expiration date and may be limited or terminated at any time. Our ability to pay dividends and repurchase shares will depend on our ability to generate cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control. Any failure to pay dividends or repurchase shares after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and negatively impact our stock price. In addition, we may be subject to lawsuits regarding the use of our cash for dividends or share repurchases.

*We are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.*

We have evaluated and tested our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We have incurred, and expect to continue to incur, significant expenses and a diversion of management's time to meet the requirements of Section 404. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we would be required to disclose material weaknesses if they develop or are uncovered and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the New York Stock Exchange. Any such action could negatively impact the perception of us in the financial market and our business. In addition, our internal controls may not prevent or detect all errors and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met.

*Changes to accounting rules or regulations may adversely affect our results of operations.*

Changes to existing accounting rules or regulations may impact our future results of operations. For example, on December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share Based Payment," which requires us to measure compensation costs for all stock-based compensation at fair value and record compensation expense equal to that value over the requisite service period. Share-based compensation resulted in a negative impact of approximately $0.14 on our fiscal 2006 diluted earnings per share. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations or the questioning of current accounting practices may adversely affect our results of operations.

*Changes to estimates related to our property and equipment, or operating results that are lower than our current estimates at certain store locations, may cause us to incur impairment charges.*

We make certain estimates and projections in connection with impairment analyses for certain of our store locations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We review for impairment all stores for which current cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. An impairment charge is required when the carrying value of the asset exceeds the undiscounted future cash flows over the life of the lease. These calculations require us to make a number of estimates and projections of future results, often up to 20 years into the future. If these estimates or projections change or prove incorrect, we may be, and have been, required to record impairment charges on certain of these store locations. If these impairment charges are significant, our results of operations would be adversely affected.

*We must properly account for our unredeemed gift certificates and merchandise credits.*

We maintain a liability for unredeemed gift certificates and merchandise credits until the earlier of redemption, escheatment or four years. After four years, the remaining unredeemed gift certificate or merchandise credit liability is relieved and recorded within selling, general and administrative expenses. In the event that a state or states were to require that these unredeemed certificates and credits be escheated to that state or states, then our business and operating results would be harmed.

*We may experience fluctuations in our tax obligations and effective tax rate.*

We are subject to income taxes in many U.S. and Canadian jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings or by changes to existing accounting rules or regulations. For example, we will adopt FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109," in the first quarter of fiscal 2007, which may have an impact on our effective tax rate.



*We rely on the services of key personnel, whose knowledge of our business and expertise would be difficult to replace.*

Our future success depends to a significant degree on the skills, experience and efforts of key personnel in our senior management, whose vision for our company, knowledge of our business and expertise would be difficult to replace. If any of our key employees leaves, is seriously injured or is unable to work, and we are unable to find a qualified replacement, we may be unable to execute our business strategy.

In addition, our main offices are located in the San Francisco Bay Area, where competition for personnel with retail and technology skills is intense. If we fail to identify, attract, retain and motivate these skilled personnel, our business may be harmed. Further, in the event we need to hire additional personnel, we may experience difficulties due to significant competition for highly skilled personnel in our market.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our gross leased store space, as of January 28, 2007, totaled approximately 5,451,000 square feet for 588 stores compared to approximately 5,035,000 square feet for 570 stores, as of January 29, 2006. All of the existing stores are leased by us with original terms ranging generally from 5 to 22 years. Certain leases contain renewal options for periods of up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord have not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability.

See Notes A and E to our Consolidated Financial Statements for more information.

We lease distribution facility space in the following locations:

| Location | Square Footage (Approximate) |
|---|---:|
| Olive Branch, Mississippi | 3,275,000 square feet |
| Memphis, Tennessee | 1,523,000 square feet |
| Cranbury, New Jersey | 781,000 square feet |
| South Brunswick, New Jersey | 418,000 square feet |

During fiscal 2005, we exercised our rights under an option to lease an additional 390,000 square feet of distribution space in connection with one of our Olive Branch, Mississippi distribution center agreements. We began occupying this space in fiscal 2006 and have included it in the table above.

Two of our distribution facilities in Memphis, Tennessee are leased from two partnerships whose partners include W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer, and James A. McMahan, a Director Emeritus, both of whom are significant shareholders. Both partnerships were consolidated by us as of February 1, 2004. See Note F to our Consolidated Financial Statements for more information.

Our Cranbury, New Jersey distribution center agreement allows us to lease an additional 219,000 square feet of the facility in the event the current tenant vacates the premises. As of January 28, 2007, the current tenant had not vacated the premises.

On May 5, 2006, we entered into an agreement to lease a 418,000 square foot distribution facility located in South Brunswick, New Jersey. The lease has an initial term of two years, with two optional two-year renewals.

We contract with a third party who provides furniture delivery and storage facilities in a 662,000 square foot distribution facility in Ontario, California. This distribution square footage is not included in the table above.

In addition to the above long-term contracts, we enter into other agreements to meet our offsite storage needs both for our distribution centers and our retail store locations. As of January 28, 2007, we had approximately 368,000 square feet of leased space relating to these agreements. This square footage is not included in the table above.

We lease call center space in the following locations:

| Location | Square Footage (Approximate) |
|---|---|
| Las Vegas, Nevada | 36,000 square feet |
| Oklahoma City, Oklahoma | 36,000 square feet |
| Camp Hill, Pennsylvania | 38,000 square feet |

Our corporate facilities are located in San Francisco, California. Our primary headquarters, consisting of 122,000 square feet, was purchased in 1993. In February 2000, we purchased a 204,000 square foot facility in San Francisco, California for the purpose of consolidating certain headquarters staff and to provide for future growth. In addition, we own a 13,000 square foot data center located in Memphis, Tennessee.

We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or to accommodate the expansion of our operations.

We also lease office, design studio, photo studio, warehouse and data center space in the following locations:

| Location | Square Footage (Approximate) |
|---|---|
| Brisbane, California | 194,000 square feet |
| San Francisco, California | 148,000 square feet |
| New York City, New York | 52,000 square feet |
| Rocklin, California | 14,000 square feet |

## ITEM 3. LEGAL PROCEEDINGS

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2006.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol WSM. The following table sets forth the high and low closing prices of our common stock on the NYSE for the periods indicated:

| Fiscal 2006 | High | Low |
|---|---|---|
| 1st Quarter | $43.38 | $38.40 |
| 2nd Quarter | $44.33 | $31.81 |
| 3rd Quarter | $34.90 | $28.57 |
| 4th Quarter | $35.18 | $30.25 |
| **Fiscal 2005** | **High** | **Low** |
| 1st Quarter | $37.40 | $33.49 |
| 2nd Quarter | $44.82 | $34.08 |
| 3rd Quarter | $44.05 | $36.46 |
| 4th Quarter | $45.09 | $39.11 |

The closing price of our common stock on the NYSE on March 19, 2007 was $35.30. See Quarterly Financial Information on page 66 of this Annual Report on Form 10-K for the quarter-end closing price of our common stock for each quarter listed above.

### SHAREHOLDERS

The number of shareholders of record of our common stock as of March 19, 2007 was 502. This number excludes shareholders whose stock is held in nominee or street name by brokers.

### PERFORMANCE GRAPH

Information required by this Item is incorporated by reference herein to information under the heading "Performance Graph" in our 2006 Annual Report.

### DIVIDEND POLICY

In March 2006, our Board of Directors authorized the initiation of a quarterly cash dividend. During fiscal 2006, total cash dividends declared were approximately $45,507,000, or $0.40 per common share, of which $34,435,000 was paid during the year and $11,072,000 was paid in February 2007 to shareholders of record as of the close of business on January 26, 2007.

In March 2007, our Board of Directors authorized an increase in our quarterly cash dividend of $0.015 to $0.115 per common share payable on May 24, 2007 to shareholders of record as of the close of business on April 27, 2007. The aggregate quarterly dividend is estimated at approximately $12,600,000 based on the current number of outstanding shares. The indicated annual cash dividend, subject to capital availability, is $0.46 per common share or approximately $50,500,000 in fiscal 2007. Our quarterly cash dividend could be reduced or discontinued at any time.

Additional information required by Item 5 is contained in Notes H and I to the Consolidated Financial Statements in this Annual Report on Form 10-K.

## STOCK REPURCHASE PROGRAM

During fiscal 2006, we repurchased and retired a total of 5,824,500 shares of common stock under all programs previously authorized at a weighted average cost of $31.85 per share and an aggregate cost of approximately $185,508,000. As of fiscal year-end, the remaining authorized number of shares eligible for repurchase was 1,195,500.

The following table summarizes our repurchases of shares of our common stock during the fourth quarter of fiscal 2006:

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of a Publicly Announced Repurchase Plan | Maximum Number of Shares that May Yet be Purchased Under the Plan |
|---|---|---|---|---|
| October 30, 2006 - November 26, 2006 | 703,600 | $31.65 | 703,600 | 3,616,000 |
| November 27, 2006 - December 24, 2006 | 2,420,500 | $32.14 | 2,420,500 | 1,195,500 |
| December 25, 2006 - January 28, 2007 | — | — | — | 1,195,500 |
| Total | 3,124,100 | $32.03 | 3,124,100 | 1,195,500 |

In March 2007, our Board of Directors authorized a stock repurchase program to acquire up to an additional 5,000,000 shares of our common stock through open market and privately negotiated transactions, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

Form 10-K

## ITEM 6. SELECTED FINANCIAL DATA

### *Five-Year Selected Financial Data*

| *Dollars and amounts in thousands, except percentages, per share amounts and retail stores data* | Jan. 28, 2007 | Jan. 29, 2006 | Jan. 30, 2005 | Feb. 1, 2004 | Feb. 2, 2003 |
|---|---|---|---|---|---|
| Results of Operations | | | | | |
| Net revenues | $3,727,513 | $3,538,947 | $3,136,931 | $2,754,368 | $2,360,830 |
| Net revenue growth | 5.3% | 12.8% | 13.9% | 16.7% | 13.1% |
| Gross margin | $1,487,287 | $1,435,482 | $1,271,145 | $1,110,577 | $ 951,601 |
| Earnings before income taxes | $ 337,186 | $ 348,798 | $ 310,205 | $ 255,638 | $ 202,282 |
| Net earnings | $ 208,868 | $ 214,866 | $ 191,234 | $ 157,211 | $ 124,403 |
| Basic net earnings per share | $ 1.83 | $ 1.86 | $ 1.65 | $ 1.36 | $ 1.08 |
| Diluted net earnings per share | $ 1.79 | $ 1.81 | $ 1.60 | $ 1.32 | $ 1.04 |
| Gross margin as a percent of net revenues | 39.9% | 40.6% | 40.5% | 40.3% | 40.3% |
| Pre-tax operating margin as a percent of net revenues[1] | 9.0% | 9.9% | 9.9% | 9.3% | 8.6% |
| Financial Position | | | | | |
| Working capital | $ 473,229 | $ 492,772 | $ 351,608 | $ 245,005 | $ 200,556 |
| Total assets | $2,048,331 | $1,981,620 | $1,745,545 | $1,470,735 | $1,264,455 |
| Return on assets | 10.1% | 11.4% | 11.9% | 11.5% | 11.0% |
| Long-term debt and other long-term obligations | $ 32,562 | $ 29,201 | $ 32,476 | $ 38,358 | $ 23,217 |
| Shareholders' equity | $1,151,431 | $1,125,318 | $ 957,662 | $ 804,591 | $ 643,978 |
| Shareholders' equity per share (book value) | $ 10.48 | $ 9.80 | $ 8.30 | $ 6.95 | $ 5.63 |
| Return on equity | 18.3% | 20.6% | 21.7% | 21.7% | 21.1% |
| Debt-to-equity ratio | 2.5% | 3.0% | 4.4% | 4.6% | 4.0% |
| Annual dividends declared per share | $ 0.40 | — | — | — | — |
| Retail Revenues | | | | | |
| Retail revenue growth | 6.0% | 12.3% | 11.6% | 13.9% | 15.1% |
| Retail revenues as a percent of net revenues | 57.8% | 57.4% | 57.7% | 58.9% | 60.3% |
| Comparable store sales growth | 0.3% | 4.9% | 3.5% | 4.0% | 2.7% |
| Store count | | | | | |
| Williams-Sonoma: | 254 | 254 | 254 | 237 | 236 |
| *Grande Cuisine* | *248* | *243* | *238* | *215* | *204* |
| *Classic* | *6* | *11* | *16* | *22* | *32* |
| Pottery Barn: | 197 | 188 | 183 | 174 | 159 |
| *Design Studio* | *197* | *188* | *181* | *168* | *153* |
| *Classic* | — | — | *2* | *6* | *6* |
| Pottery Barn Kids | 92 | 89 | 87 | 78 | 56 |
| West Elm | 22 | 12 | 4 | 1 | — |
| Williams-Sonoma Home | 7 | 3 | — | — | — |
| Outlets | 16 | 16 | 15 | 14 | 14 |
| Hold Everything | — | 8 | 9 | 8 | 13 |
| Number of stores at year-end | 588 | 570 | 552 | 512 | 478 |
| Store selling area at fiscal year-end (sq. ft.) | 3,389,000 | 3,140,000 | 2,911,000 | 2,624,000 | 2,356,000 |
| Store leased area at fiscal year-end (sq. ft.) | 5,451,000 | 5,035,000 | 4,637,000 | 4,163,000 | 3,725,000 |
| Direct-to-Customer Revenues | | | | | |
| Direct-to-customer revenue growth | 4.5% | 13.6% | 17.1% | 20.8% | 10.2% |
| Direct-to-customer revenues as a percent of net revenues | 42.2% | 42.6% | 42.3% | 41.1% | 39.7% |
| Catalogs circulated during the year | 379,011 | 385,158 | 368,210 | 328,355 | 279,724 |
| Percent (decrease) increase in number of catalogs circulated | (1.6%) | 4.6% | 12.1% | 17.4% | 14.1% |
| Percent increase in number of pages circulated | 3.2% | 9.7% | 19.5% | 16.8% | 16.1% |

*[1]Pre-tax operating margin is defined as earnings before income taxes.*

The information set forth above is not necessarily indicative of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto in this Annual Report on Form 10-K.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### OVERVIEW

*Fiscal 2006 Financial Results*

In fiscal 2006, our net revenues increased 5.3% to $3,727,513,000 from $3,538,947,000 in fiscal 2005, with positive growth in all brands. Despite this increase, we were negatively impacted in the back half of the year by the significant softening in the home-centered macro-economic environment. As a result, we saw lower direct-to-customer response rates, weaker retail traffic and an unusually high level of competitive markdown pressure. This was particularly true in Pottery Barn, our largest brand, where revenues fell substantially short of our expectations. There were also specific operational issues within the Pottery Barn brand, primarily in the areas of merchandising, marketing and retail execution. A comprehensive recovery plan is underway and we expect that we will see improvement throughout 2007 and 2008.

Diluted earnings per share decreased by 1.1% to $1.79 in fiscal 2006 from $1.81 in fiscal 2005. This decrease included a charge of $0.11 per diluted share in fiscal 2006 related to both the expense associated with the implementation of SFAS No. 123R, "Share-Based Payments" and FASB Staff Position ("FSP") FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period," and a net benefit from the following unusual business events: unredeemed gift certificate income due to a change in estimate, the Visa/MasterCard litigation settlement income, expense associated with the Hold Everything transition and expense associated with the departure of our former Chief Executive Officer ("Unusual Business Events").

From a cash flow perspective, fiscal 2006 was another strong year, generating $309,114,000 in net cash from operating activities, despite higher inventories and lower growth rates. In 2006, we returned nearly $219,943,000 to our shareholders through a combination of share repurchases and dividends, and we ended the year with a cash balance of $275,429,000 after internally funding all growth and infrastructure initiatives, including $190,980,000 in capital expenditures.

In our retail channel, net revenues in fiscal 2006 increased by $121,071,000, or 6.0%, over fiscal 2005, primarily due to an increase in store leased square footage of 8.3% (including 18 net new stores) and comparable store sales growth of 0.3%. Net revenues generated in the West Elm, Williams-Sonoma, Pottery Barn Kids, Williams-Sonoma Home and the Pottery Barn brands were the primary contributors to the year-over-year revenue increase, partially offset by lost revenues in the Hold Everything brand due to the closure of all its stores in late 2005 and the first quarter of 2006.

In our direct-to-customer channel, net revenues in fiscal 2006 increased by $67,495,000, or 4.5%, over fiscal 2005. This increase was primarily driven by net revenues generated in the Pottery Barn Kids, Pottery Barn, PBteen, Williams-Sonoma and West Elm brands due to an overall increase in catalog page circulation of 3.2% and continued strength in our Internet business, which continued to be our fastest growing shopping channel, with revenues increasing 21.0% to $927,560,000. This increase was partially offset by lost revenues in the Hold Everything brand due to its shutdown during the second quarter of fiscal 2006 and a reduction in year-over-year revenues in the Williams-Sonoma Home brand.

In our core brands, net revenues increased 4.7%, including an 11.5% increase in the Pottery Barn Kids brand, a 5.6% increase in the Williams-Sonoma brand and a 1.8% increase in the Pottery Barn brand. In its 50th year of operations, the Williams-Sonoma brand reached a new milestone in profitability and, for the second consecutive year, delivered the highest operating contribution as a percentage of net revenues in its history.

In our emerging brands, including West Elm, PBteen and Williams-Sonoma Home, revenues increased 31.4%. This increase was primarily driven by incremental revenues from the opening of new stores in West Elm and Williams-Sonoma Home and strong direct-to-customer growth in PBteen and West Elm. In West Elm, incremental revenues from both existing and new stores, improved catalog response, and increased traffic in e-commerce drove year-over-year revenue growth. We opened 10 stores in fiscal 2006, with two new stores opening during the fourth quarter, bringing our total store count to 22 with an average square footage of approximately 17,400 square feet. In addition, we improved our level of profitability as we made progress on our initiatives to increase catalog productivity through higher response rates and average order sizes.

In PBteen, increased revenues were driven by revitalized catalog marketing and innovative product introductions, both of which are long-term success factors for the brand.

In Williams-Sonoma Home, fiscal 2006 was a challenging year, particularly since it was the first year the brand began operating in all three shopping channels: retail, catalog, and e-commerce. During the year, the reach of the brand was extended by opening four new stores and launching an e-commerce website. Despite these growth initiatives, results for the year fell well below our expectations. These results were impacted by brand-building operational issues that are taking longer to implement than initially planned, in addition to the asset impairment charges recorded on two stores during fiscal 2006 due to expected future cash flows falling below the current net book value of the stores. Both of these were mid-market stores that were opened in fiscal 2005.

In January 2006, we decided to transition the merchandising strategies of our Hold Everything brand into our other existing brands by the end of fiscal 2006. In connection with this transition, we incurred pre-tax charges of approximately $13,500,000 ($0.07 per diluted share) and $4,300,000 ($0.02 per diluted share) in fiscal 2005 and fiscal 2006, respectively. These costs primarily included the initial asset impairment and lease termination costs associated with the shutdown of the Hold Everything retail stores, the asset impairment of the e-commerce website and the write-down of impaired merchandise inventories. In fiscal 2006, this pre-tax charge consisted of approximately $2,700,000 in cost of goods sold and approximately $1,600,000 in selling, general and administrative expenses. All of our Hold Everything retail stores were closed during late 2005 and the first quarter of fiscal 2006. The final phase of our operational shutdown was completed in the second quarter of fiscal 2006, with our final Hold Everything catalog mailed in May 2006 and our Hold Everything website ceasing operations in June 2006.

*Fiscal 2006 Operational Results*
In supply chain operations, we successfully in-sourced our east coast furniture hub operations, which allowed us to improve the furniture delivery experience for our customers and reduce our furniture return rates. We also implemented regional warehousing for our high-volume east coast stores, expanded our capabilities in monogramming and personalization, re-engineered our direct-to-customer returns processing operations and expanded our distribution network by increasing distribution leased square footage by 7.2%.

In information technology, we implemented new retail inventory management systems in our Williams-Sonoma and Pottery Barn Kids brands. We believe that over time these new systems will allow us to optimize the flow of inventory from our vendors to our stores, as well as improve our service levels to our customers. We also implemented new gift card issuance and redemption functionality in our direct-to-customer channel. We believe that this functionality is critical to driving future growth as consumers increasingly show a preference for this convenient form of gift giving. To support the long-term scalability of our infrastructure, we also continued to invest in the custom development of our new direct-to-customer order management and inventory management systems. All of these initiatives enhanced our operational infrastructure and leave us well positioned to support accelerated growth in the coming years.

*Fiscal 2007*
In fiscal 2007, we will focus on the strategic initiatives that can transform the financial performance of the company over the next several years: driving sustainable revenue growth with a key focus on the revitalization of the Pottery Barn brand; increasing our pre-tax operating margin by continuing to drive operational advancements and cost containment initiatives across the company; and enhancing shareholder value.

To drive sustainable revenue growth in fiscal 2007, we expect to add 13 net new stores and expand or remodel an additional 20 stores. We also expect to increase catalog circulation and electronic direct marketing and plan to intensify the marketing support behind our fastest growing shopping channel, e-commerce. As a result of our initiatives in the emerging brands (West Elm, PBteen and Williams-Sonoma Home) in fiscal 2007, we expect these brands to represent a more significant portion of our growth than in prior years. In West Elm, we will round out our merchandise assortment in core categories and expand to every room of the home. We will also open five new stores (including our largest downtown location which will be in Washington D.C.), increase circulation and page count to support growth, implement initiatives to improve e-commerce conversion and test our value proposition within shipping costs. In PBteen, we will continue to capture marketing opportunities that appeal to families with teens by focusing on the following initiatives: building brand awareness through innovative marketing; expanding our assortment; driving key categories through product innovation; refining our contact strategy to optimize response rates; improving our in-stock position to increase order fulfillment rates and testing new product categories that hold sizable potential. In Williams-Sonoma Home, our top priority in fiscal 2007 is superior execution, from product design to world class furniture delivery. We are modifying our brand rollout strategy to coincide with the further development of the infrastructure necessary to accelerate the business, therefore, in fiscal 2007, we plan to open two additional stores in Dallas, Texas and St. Louis, Missouri and reduce catalog circulation until such time as we can improve the overall productivity of the direct-to-customer business.

To improve our overall cost structure, we will continue to drive efficiencies within our supply chain, leverage our emerging brand infrastructure and maintain tight controls around overhead expenses while investing in our future. We expect, however, that we will see further short-term compression in our operating margin in fiscal 2007 as a result of continued softness in the home-furnishings macro-economic environment, increased costs associated with the Pottery Barn recovery plan and higher incentive compensation.

To enhance shareholder value, we will continue to adhere to the principles that have successfully guided us in the past: building the authority of our existing brands in the market segments that we serve; and continuing to leverage the potential of our multi-channel strategy.

We are also increasing our quarterly dividend by 15%, from $0.10 per common share to $0.115 per common share, in addition to continuing our ongoing share repurchase program. As we enter fiscal 2007, we are authorized to repurchase up to 6,195,000 shares of our common stock.

## NET REVENUES

Net revenues consist of retail sales, direct-to-customer sales and shipping fees. Retail sales include sales of merchandise to customers at our retail stores. Direct-to-customer sales include sales of merchandise to customers through our catalogs and the Internet. Shipping fees consist of revenue received from customers for delivery of merchandise. Revenues are presented net of sales returns and other discounts.

The following table summarizes our net revenues for the 52 weeks ended January 28, 2007 ("fiscal 2006"), January 29, 2006 ("fiscal 2005") and January 30, 2005 ("fiscal 2004"):

| *Dollars in thousands* | Fiscal 2006 | % Total | Fiscal 2005 | % Total | Fiscal 2004 | % Total |
|---|---|---|---|---|---|---|
| Retail revenues | $2,153,978 | 57.8% | $2,032,907 | 57.4% | $1,810,979 | 57.7% |
| Direct-to-customer revenues | 1,573,535 | 42.2% | 1,506,040 | 42.6% | 1,325,952 | 42.3% |
| Net revenues | $3,727,513 | 100.0% | $3,538,947 | 100.0% | $3,136,931 | 100.0% |

Net revenues for fiscal 2006 increased by $188,566,000, or 5.3%, over fiscal 2005. The increase was primarily due to an increase in store leased square footage of 8.3% (including 28 new store openings and the remodeling or expansion of an additional 28 stores) and comparable stores sales growth of 0.3% in fiscal 2006. This increase was further driven by an overall increase in catalog page circulation of 3.2% and continued strength in our Internet business, primarily resulting from our catalog advertising, expanded efforts associated with our electronic direct marketing initiatives and strategic e-commerce partnerships. This increase was partially offset by lost revenues in the Hold Everything brand, the temporary closure of 24 stores and the permanent closure of 14 stores in fiscal 2006.

Net revenues for fiscal 2005 increased by $402,016,000, or 12.8%, over fiscal 2004. The increase was primarily due to an increase in store leased square footage of 8.6% (including 30 new store openings and the remodeling or expansion of an additional 8 stores) and comparable stores sales growth of 4.9% in fiscal 2005. The increase was further driven by increased catalog and page circulation (4.6% and 9.7%, respectively) and continued strength in our Internet business, primarily due to our expanded efforts associated with electronic direct marketing initiatives and strategic e-commerce partnerships, and the incremental net revenues generated by the late 2004 launch of our Hold Everything e-commerce website. These increases were partially offset by the temporary closure of 12 stores and the permanent closure of 8 stores in fiscal 2005.

## RETAIL REVENUES AND OTHER DATA

| *Dollars in thousands* | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 |
|---|---|---|---|
| Retail revenues | $2,153,978 | $2,032,907 | $1,810,979 |
| Percent growth in retail revenues | 6.0% | 12.3% | 11.6% |
| Percent growth in comparable store sales | 0.3% | 4.9% | 3.5% |
| Number of stores – beginning of year | 570 | 552 | 512 |
| Number of new stores | 28 | 30 | 43 |
| Number of new stores due to remodeling[1] | 28 | 8 | 17 |
| Number of closed stores due to remodeling[1, 2] | (24) | (12) | (15) |
| Number of permanently closed stores | (14) | (8) | (5) |
| Number of stores – end of year | 588 | 570 | 552 |
| Store selling square footage at year-end | 3,389,000 | 3,140,000 | 2,911,000 |
| Store leased square footage ("LSF") at year-end | 5,451,000 | 5,035,000 | 4,637,000 |

[1]*Remodeled stores are defined as those stores temporarily closed and subsequently reopened during the year due to square footage expansion, store modification or relocation.*

[2]*Fiscal 2005 store closing numbers include two Williams-Sonoma, two Pottery Barn and one Pottery Barn Kids temporary store closures in the New Orleans area due to Hurricane Katrina. One Williams-Sonoma store reopened before fiscal 2005 year-end. The remaining stores reopened in fiscal 2006.*

| | Fiscal 2006 | | Fiscal 2005 | | Fiscal 2004 | |
|---|---|---|---|---|---|---|
| | Store Count | Avg. LSF Per Store | Store Count | Avg. LSF Per Store | Store Count | Avg. LSF Per Store |
| Williams-Sonoma | 254 | 5,900 | 254 | 5,700 | 254 | 5,700 |
| Pottery Barn | 197 | 12,200 | 188 | 12,100 | 183 | 11,900 |
| Pottery Barn Kids | 92 | 7,900 | 89 | 7,800 | 87 | 7,800 |
| West Elm | 22 | 17,400 | 12 | 16,100 | 4 | 14,500 |
| Williams-Sonoma Home | 7 | 14,500 | 3 | 13,900 | — | — |
| Outlets | 16 | 20,200 | 16 | 20,200 | 15 | 15,500 |
| Hold Everything[1] | — | — | 8 | 7,600 | 9 | 6,100 |
| Total | 588 | 9,300 | 570 | 8,800 | 552 | 8,400 |

*[1]During the first quarter of fiscal 2006, we closed our remaining eight Hold Everything stores.*

Retail revenues in fiscal 2006 increased by $121,071,000, or 6.0%, over fiscal 2005 primarily due to an increase in store leased square footage of 8.3% (including 28 new store openings and the remodeling or expansion of an additional 28 stores) and comparable store sales growth of 0.3% in fiscal 2006. This increase was partially offset by the temporary closure of 24 stores and the permanent closure of 14 stores during fiscal 2006. Net revenues generated in the West Elm, Williams-Sonoma, Pottery Barn Kids, Williams-Sonoma Home and Pottery Barn brands were the primary contributors to the year-over-year revenue increase, partially offset by lost revenues in the Hold Everything brand due to the closure of all its stores in late 2005 and the first quarter of fiscal 2006.

Retail revenues in fiscal 2005 increased by $221,928,000, or 12.3%, over fiscal 2004 primarily due to an increase in store leased square footage of 8.6% (including 30 new store openings and the remodeling or expansion of an additional 8 stores) and comparable store sales growth of 4.9%. These increases were partially offset by the temporary closure of 12 stores and the permanent closure of 8 stores during fiscal 2005. Net revenues generated in the Pottery Barn, Williams-Sonoma, West Elm and Pottery Barn Kids brands were the primary contributors to the year-over-year revenue increase.

***Comparable Store Sales***

Comparable stores are defined as those stores in which gross square footage did not change by more than 20% in the previous 12 months and which have been open for at least 12 consecutive months without closure for seven or more consecutive days. By measuring the year-over-year sales of merchandise in the stores that have a history of being open for a full comparable 12 months or more, we can better gauge how the core store base is performing since it excludes new store openings, store remodelings, expansions and closings. Comparable stores exclude new retail concepts until such time as we believe that comparable store results in those concepts are meaningful to evaluating the performance of the retail strategy. For fiscal 2006, our total comparable store sales exclude the West Elm and Williams-Sonoma Home concepts. For fiscal 2005, our total comparable store sales exclude the West Elm concept.

Percentages represent changes in comparable store sales versus the same period in the prior year.

| *Percent increase (decrease) in comparable store sales* | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 |
|---|---|---|---|
| Williams-Sonoma | 3.0% | 2.8% | 0.5% |
| Pottery Barn | (2.1%) | 5.7% | 4.6% |
| Pottery Barn Kids | 3.3% | 5.2% | 4.1% |
| Outlets | (4.3%) | 14.7% | 18.1% |
| Hold Everything[1] | — | (10.7%) | 2.1% |
| Total | 0.3% | 4.9% | 3.5% |

*[1]Hold Everything stores are excluded from the 2006 comparable store sales calculation as this brand's remaining eight stores were closed in the first quarter of fiscal 2006.*

Various factors affect comparable store sales, including the number, size and location of stores we open, close, remodel or expand in any period, the general retail sales environment, consumer preferences and buying trends, changes in sales mix between distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, increased catalog circulation and continued strength in our Internet business. Among other things, weather conditions can affect comparable store sales because inclement weather can alter consumer behavior or require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused our comparable store sales to fluctuate significantly in the past on an annual, quarterly and monthly basis and, as a result, we expect that comparable store sales will continue to fluctuate in the future.

## DIRECT-TO-CUSTOMER REVENUES

| *Dollars in thousands* | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 |
|---|---|---|---|
| Catalog revenues[1] | $ 645,975 | $ 739,734 | $ 764,703 |
| Internet revenues[1] | 927,560 | 766,306 | 561,249 |
| Total direct-to-customer revenues[1] | $1,573,535 | $1,506,040 | $1,325,952 |
| Percent growth in direct-to-customer revenues | 4.5% | 13.6% | 17.1% |
| Percent (decrease) increase in number of catalogs circulated | (1.6%) | 4.6% | 12.1% |
| Percent increase in number of pages circulated | 3.2% | 9.7% | 19.5% |

*[1] Approximately 55% of our company-wide non-gift registry Internet revenues are driven by customers who recently received a catalog and approximately 45% are incremental to the direct-to-customer channel.*

Direct-to-customer revenues in fiscal 2006 increased by $67,495,000, or 4.5%, over fiscal 2005. This increase was primarily driven by revenues generated in the Pottery Barn Kids, Pottery Barn, PBteen, Williams-Sonoma and West Elm brands due to an overall increase in catalog page circulation of 3.2% and continued strength in our Internet business, primarily resulting from our catalog advertising, expanded efforts associated with our electronic direct marketing initiatives and strategic e-commerce partnerships. This increase was partially offset by lost revenues in the Hold Everything brand due to its shutdown during the second quarter of fiscal 2006 and a reduction in year-over-year revenues in the Williams-Sonoma Home brand.

Direct-to-customer revenues in fiscal 2005 increased by $180,088,000, or 13.6%, over fiscal 2004. This increase was primarily driven by revenues generated in the Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma brands due to increased catalog and page circulation (4.6% and 9.7%, respectively) and continued strength in our Internet business, primarily resulting from our expanded efforts associated with our electronic direct marketing initiatives and strategic e-commerce partnerships, and the incremental net revenues generated by the late 2004 launch of our Hold Everything e-commerce website. All of our brands in the direct-to-customer channel delivered positive growth during the fiscal year with the exception of the Hold Everything brand.

## COST OF GOODS SOLD

| *Dollars in thousands* | Fiscal 2006 | % Net Revenues | Fiscal 2005 | % Net Revenues | Fiscal 2004 | % Net Revenues |
|---|---|---|---|---|---|---|
| Total cost of goods sold | $2,240,226 | 60.1% | $2,103,465 | 59.4% | $1,865,786 | 59.5% |

Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Our classification of expenses in cost of goods sold may not be comparable to other public companies, as we do not include non-occupancy related costs associated with our distribution network in cost of goods sold. These costs, which include distribution network employment, third party warehouse management and other distribution-related administrative expenses, are recorded in selling, general and administrative expenses.

Within our reportable segments, the direct-to-customer channel does not incur freight-to-store or store occupancy expenses, and typically operates with lower markdowns and inventory shrinkage than the retail channel. However, the direct-to-customer channel incurs higher customer shipping, damage and replacement costs than the retail channel.

*Fiscal 2006 vs. Fiscal 2005*
Cost of goods sold increased by $136,761,000, or 6.5%, in fiscal 2006 over fiscal 2005. Including expense of approximately $5,000,000 associated with transitioning the merchandising strategies of our Hold Everything brand into our other existing brands and the implementation of FASB Staff Position ("FSP") FAS 13-1, cost of goods sold as a percentage of net revenues increased to 60.1% in fiscal 2006 from 59.4% in fiscal 2005. This 70 basis point increase as a percentage of net revenues was primarily driven by retail occupancy expense deleverage and increased markdowns in the Pottery Barn brand. The occupancy cost deleverage was primarily driven by the retail rollout of our emerging brands, in addition to higher retail occupancy costs in our core brands. This increase was further driven by the implementation of FSP FAS 13-1. These costs were partially offset, however, by the elimination of fixed occupancy and all other cost of goods sold associated with the Hold Everything brand.

In the retail channel, cost of goods sold as a percentage of retail net revenues increased 130 basis points during fiscal 2006 compared to fiscal 2005. This was driven by retail occupancy expense deleverage and increased markdowns in the Pottery Barn brand. The occupancy cost deleverage was primarily driven by the retail rollout of our emerging brands, in addition to higher retail occupancy costs in our core brands. This increase was further driven by the implementation of FSP FAS 13-1. These costs were partially offset, however, by the elimination of fixed occupancy and all other cost of goods sold associated with the Hold Everything brand.

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues decreased by 30 basis points during fiscal 2006 compared to fiscal 2005. This was primarily due to an improvement in cost of merchandise, partially offset by an increase in other occupancy expenses compared to fiscal 2005 and higher direct-to-customer shipping costs.

*Fiscal 2005 vs. Fiscal 2004*
Cost of goods sold increased by $237,679,000, or 12.7%, in fiscal 2005 over fiscal 2004. Including an approximate $4,500,000 charge associated with transitioning the merchandising strategies of our Hold Everything brand into our other existing brands, cost of goods sold as a percentage of net revenues decreased 10 basis points in fiscal 2005 from fiscal 2004, primarily driven by rate reductions in shipping and occupancy costs, partially offset by a rate increase in cost of goods. The rate reduction in shipping costs was primarily due to the successful refining of our furniture delivery network, including the late 2004 in-sourcing of our line-haul management and cost efficiencies gained from our east coast distribution center, partially offset by a year-over-year increase in fuel surcharges. The rate reduction in occupancy expenses was primarily due to sales leverage in the retail channel, partially offset by increased distribution leased square footage in the direct-to-customer channel and lease termination costs associated with transitioning the merchandising strategies of our Hold Everything brand into our other existing brands. The rate increase in cost of goods was primarily due to the costs associated with the implementation of the daily store replenishment program in April and May of 2005 and a higher percentage of total company net revenues being driven by furniture, which generates a lower than average gross margin rate, as well as the write-down of impaired merchandise inventories associated with transitioning the merchandising strategies of our Hold Everything brand into our other existing brands.

In the retail channel, cost of goods sold as a percentage of retail net revenues decreased 20 basis points during fiscal 2005 compared to fiscal 2004. This was primarily due to sales leverage in fixed occupancy expenses, despite the lease termination costs associated with the merchandising transition in the Hold Everything brand into our other existing brands. Although cost of goods as a percentage of retail net revenues remained relatively flat compared to fiscal 2004, we saw a rate decrease in cost of merchandise driven by increased full-price selling in the Pottery Barn and Williams-Sonoma brands, partially offset by the write-down of impaired merchandise inventories associated with transitioning the merchandising strategies of our Hold Everything brand into our other existing brands and increased costs associated with the 2005 daily store replenishment program.

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues remained relatively flat in fiscal 2005 compared to fiscal 2004. This was primarily due to rate increases in cost of goods and occupancy expenses, offset by a rate reduction in shipping costs. The rate increase in cost of goods was primarily due to a furniture-driven rate increase, as well as the write-down of impaired merchandise inventories associated with transitioning the merchandising strategies of our Hold Everything brand into our other existing brands. The rate increase in occupancy expenses was primarily a function of higher distribution occupancy expenses resulting from increased distribution leased square footage versus fiscal 2004. The rate reduction in shipping costs was primarily due to the successful refining of our furniture delivery network, including the late 2004 in-sourcing of our line-haul management and cost efficiencies gained from our east coast distribution center, partially offset by a year-over-year increase in fuel surcharges.

## SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

| *Dollars in thousands* | Fiscal 2006 | % Net Revenues | Fiscal 2005 | % Net Revenues | Fiscal 2004 | % Net Revenues |
|---|---|---|---|---|---|---|
| Selling, general and administrative expenses | $1,159,786 | 31.1% | $1,090,392 | 30.8% | $961,176 | 30.6% |

Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection), and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

Due to their distinct distribution and marketing strategies, we experience differing employment and advertising costs as a percentage of net revenues within the retail and direct-to-customer channels. Store employment costs represent a greater percentage of retail net revenues than employment costs as a percentage of net revenues within the direct-to-customer channel. However, catalog advertising expenses are greater within the direct-to-customer channel than the retail channel.

*Fiscal 2006 vs. Fiscal 2005*

Selling, general and administrative expenses increased by $69,394,000, or 6.4%, over fiscal 2005. Including the charge of approximately $16,000,000 resulting from both the expense associated with stock-based compensation (including the implementation of SFAS 123R) and the favorable net impact of Unusual Business Events, selling, general and administrative expenses as a percentage of net revenues increased to 31.1% in fiscal 2006 from 30.8% in fiscal 2005. This 30 basis point increase as a percentage of net revenues was primarily driven by increased employment costs due to the recognition of stock-based compensation expense, the growth of the emerging brands and expense incurred in connection with the departure of our former Chief Executive Officer, partially offset by lower incentive compensation compared to fiscal 2005. This increase was further driven by higher asset disposals related to our information technology systems and higher asset impairment charges related to our retail stores (including two mid-market Williams-Sonoma Home stores), partially offset by a change in estimate for recording income associated with unredeemed gift certificates, the settlement of the Visa/MasterCard litigation and the elimination of expenses associated with the Hold Everything brand.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues increased approximately 10 basis points in fiscal 2006 versus fiscal 2005, primarily driven by an increase in employment costs associated with the growth in the emerging brands. This increase was partially offset by a change in estimate for recording income associated with unredeemed gift certificates and a reduction in expense associated with retail asset impairment charges as compared to prior year, which had higher retail asset impairment charges associated with the early shutdown of our Hold Everything stores.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues decreased by approximately 10 basis points in fiscal 2006 compared to fiscal 2005. This decrease was primarily driven by a rate decrease in advertising costs resulting from the elimination of unproductive catalog circulation in the Hold Everything brand, the recording of income associated with unredeemed gift certificates resulting from a change in estimate and a greater percentage of total company net revenues being generated in the e-commerce channel, which incurs advertising expense at a lower rate than the company average. This decrease was partially offset by reduced catalog productivity in the Pottery Barn brand as well as an increase in employment costs.

*Fiscal 2005 vs. Fiscal 2004*

Selling, general and administrative expenses increased by $129,216,000, or 13.4%, over fiscal 2004. Including an approximate $9,000,000 charge associated with transitioning the merchandising strategies of our Hold Everything brand into our other existing brands, selling, general and administrative expenses expressed as a percentage of net revenues increased to 30.8% in fiscal 2005 from 30.6% in fiscal 2004. This 20 basis point increase as a percentage of net revenues was primarily due to higher catalog advertising expenses and other general expenses, partially offset by rate reductions in employee benefit costs. Increased paper costs across all brands drove the majority of the catalog advertising expense increase. The increase in other general expenses was primarily due to asset impairment costs associated with the early shutdown of our Hold Everything stores as a result of transitioning the merchandising strategies of our Hold Everything brand into our other existing brands.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues increased approximately 50 basis points in fiscal 2005 versus fiscal 2004, primarily driven by an increase in other general expenses due to asset impairment costs associated with the early shutdown of our Hold Everything stores as a result of transitioning the merchandising strategies of our Hold Everything brand into our other existing brands, in addition to higher catalog advertising expenses. Increased paper costs drove the majority of the catalog advertising expense increase. This rate increase was partially offset by rate reductions in employee benefit costs.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues increased by approximately 40 basis points in fiscal 2005 compared to fiscal 2004. This rate increase was primarily driven by higher catalog advertising expenses resulting from increased paper costs across all brands, and an increase in other general expenses, including asset impairment costs as a result of transitioning the merchandising strategies of our Hold Everything brand into our other existing brands.

## INTEREST INCOME AND EXPENSE

Interest income was $11,810,000, $5,683,000 and $1,939,000 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively, comprised primarily of income from short-term investments classified as cash and cash equivalents. The increase in interest income during fiscal 2006 resulted from an increase in the interest rates associated with these short-term investments as well as higher cash balances during fiscal 2006 compared to fiscal 2005.

Interest expense was $2,125,000 (net of capitalized interest of $699,000), $1,975,000 (net of capitalized interest of $1,200,000) and $1,703,000 (net of capitalized interest of $1,689,000) for fiscal 2006, fiscal 2005 and fiscal 2004, respectively. Interest expense increased by $150,000 in fiscal 2006, primarily due to a reduction in capitalized interest, partially offset by lower interest expense in fiscal 2006 as a result of the repayment of the outstanding balance on our senior notes in August 2005 and the repayment of certain capital lease obligations in late 2005 and early 2006.

Interest expense increased by $272,000 in fiscal 2005, primarily due to interest expense associated with our Mississippi industrial development bonds issued in June 2004, partially offset by lower interest expense incurred on our senior notes as a result of the repayment of our outstanding balance in August 2005.

## INCOME TAXES

Our effective tax rate was 38.1% for fiscal 2006 and 38.4% for fiscal 2005 and fiscal 2004. Our fiscal 2006 tax rate decreased primarily due to certain income tax benefits that were favorably resolved under audit in fiscal

2006. In addition, in fiscal 2005, there was an increase in reserves for potential state income tax exposure, which resulted in a higher fiscal 2005 tax rate. We currently expect our fiscal 2007 effective tax rate to be in the range of 38.5% to 38.8%. This effective tax rate does not include any potential impact from the implementation of FIN 48, which we will adopt in the first quarter of fiscal 2007. Throughout the year, we expect that there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated.

## LIQUIDITY AND CAPITAL RESOURCES

As of January 28, 2007, we held $275,429,000 in cash and cash equivalent funds. As is consistent with our industry, our cash balances are seasonal in nature, with the fourth quarter representing a significantly higher level of cash than other periods.

Throughout the fiscal year, we utilize our cash balances to build our inventory levels in preparation for our fourth quarter holiday sales. In fiscal 2007, we plan to utilize our cash resources to fund our inventory and inventory related purchases, catalog advertising and marketing initiatives, purchases of property and equipment, share repurchases and dividends. In addition to the current cash balances on-hand, we have a $300,000,000 credit facility available as of January 28, 2007 that may be used for loans or letters of credit. No amounts were borrowed by us under the credit facility in either fiscal 2006 or fiscal 2005. However, as of January 28, 2007, $37,398,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. We believe our cash on-hand, in addition to our available credit facilities, will provide adequate liquidity for our business operations and growth opportunities over the next 12 month period.

In fiscal 2006, net cash provided by operating activities was $309,114,000 compared to net cash provided by operating activities of $348,373,000 in fiscal 2005. Cash provided by operating activities in fiscal 2006 was primarily attributable to net earnings, an increase in deferred rent and lease incentives due to new store openings, an increase in income taxes payable and an increase in customer deposits due to growth in unredeemed gift cards. This was partially offset by an increase in merchandise inventories due to inventories growing at a faster rate than sales, in addition to the purchase of new inventory to support the increase in sales in our core and emerging brands and an increase in our leased square footage of 8.3%.

In fiscal 2005, net cash provided by operating activities was $348,373,000 compared to net cash provided by operating activities of $304,437,000 in fiscal 2004. Cash provided by operating activities in fiscal 2005 was primarily attributable to net earnings, an increase in deferred rent and lease incentives due to new store openings, and an increase in customer deposits due to growth in unredeemed gift certificates and gift cards. This was partially offset by an increase in merchandise inventories in order to support the increase in sales in our core and emerging brands and an increase in our leased square footage of 8.6%.

Net cash used in investing activities was $189,287,000 for fiscal 2006 compared to $151,788,000 in fiscal 2005. Fiscal 2006 purchases of property and equipment were $190,980,000, comprised of $119,245,000 for 28 new and 28 remodeled or expanded stores, $51,199,000 for systems development projects (including e-commerce websites) and $20,536,000 for distribution, facility infrastructure and other projects.

Net cash used in investing activities was $151,788,000 for fiscal 2005 compared to $181,453,000 in fiscal 2004. Fiscal 2005 purchases of property and equipment were $151,788,000, comprised of $90,602,000 for 30 new and 8 remodeled or expanded stores, $39,602,000 for systems development projects (including e-commerce websites) and $21,584,000 for distribution, facility infrastructure and other projects.

In fiscal 2007, we anticipate investing $220,000,000 to $240,000,000 in the purchase of property and equipment, primarily for the construction of 21 new stores and 20 remodeled or expanded stores, systems development projects (including e-commerce websites), and distribution, facility infrastructure and other projects.

For fiscal 2006, cash used in financing activities was $206,027,000 compared to $75,808,000 in fiscal 2005, comprised primarily of $185,508,000 for the repurchase of our common stock and $34,435,000 for the payment of dividends, partially offset by $13,935,000 in proceeds from the exercise of stock options.

For fiscal 2005, cash used in financing activities was $75,808,000 compared to $48,207,000 in fiscal 2004, comprised primarily of $93,921,000 for the repurchase of our common stock and $9,235,000 for the repayment of long-term obligations, including capital leases and long-term debt, partially offset by $28,002,000 in proceeds from the exercise of stock options.

### *Stock Repurchase Program*

During fiscal 2006, we repurchased and retired a total of 5,824,500 shares of common stock under all programs previously authorized at a weighted average cost of $31.85 per share and an aggregate cost of approximately $185,508,000. As of fiscal year-end, the remaining authorized number of shares eligible for repurchase was 1,195,500.

In March 2007, our Board of Directors authorized a stock repurchase program to acquire up to an additional 5,000,000 shares of our common stock through open market and privately negotiated transactions, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability, and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

### *Contractual Obligations*

The following table provides summary information concerning our future contractual obligations as of January 28, 2007:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| *Dollars in thousands* | Fiscal 2007 | Fiscal 2008 to Fiscal 2010 | Fiscal 2011 to Fiscal 2012 | Thereafter | Total |
| Memphis-based distribution facilities obligation | $ 1,490 | $ 4,484 | $ 2,949 | $ 5,389 | $ 14,312 |
| Mississippi industrial development bonds | 14,200 | — | — | — | 14,200 |
| Capital leases | 163 | — | — | — | 163 |
| Interest[1] | 1,995 | 4,578 | 1,942 | 937 | 9,452 |
| Operating leases[2,3] | 191,638 | 534,941 | 303,652 | 561,311 | 1,591,542 |
| Purchase obligations[4] | 738,285 | 3,050 | — | — | 741,335 |
| Total | $947,771 | $547,053 | $308,543 | $567,637 | $2,371,004 |

[1]*Represents interest expected to be paid on our long-term debt, Mississippi industrial development bonds and capital leases.*
[2]*See discussion on operating leases in the "Off Balance Sheet Arrangements" section and Note E to our Consolidated Financial Statements.*
[3]*Projected payments include only those amounts that are fixed and determinable as of the reporting date.*
[4]*Represents estimated commitments at year-end to purchase inventory and other goods and services in the normal course of business to meet operational requirements.*

### *Memphis-Based Distribution Facilities Obligation*

As of January 28, 2007, long-term debt of $14,312,000 consisted of bond-related debt pertaining to the consolidation of our Memphis-based distribution facilities in accordance with FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities." See discussion of the consolidation of our Memphis-based distribution facilities at Note F to our Consolidated Financial Statements.

### *Mississippi Industrial Development Bonds*

In June 2004, in an effort to utilize tax incentives offered to us by the state of Mississippi, we entered into an agreement whereby the Mississippi Business Finance Corporation issued $15,000,000 in long-term variable rate industrial development bonds, the proceeds, net of debt issuance costs, of which were loaned to us to finance the acquisition and installation of leasehold improvements and equipment located in our Olive Branch distribution center. The bonds are marketed through a remarketing agent and are secured by a letter of credit issued under our $300,000,000 line of credit facility. The bonds mature on June 1, 2024. The bond rate resets each week based upon current market rates. The rate in effect at January 28, 2007 was 5.4%.

The bond agreement allows for each bondholder to tender their bonds to the trustee for repurchase, on demand, with seven days advance notice. In the event the remarketing agent fails to remarket the bonds, the trustee will draw upon the letter of credit to fund the purchase of the bonds. As of January 28, 2007, $14,200,000 remained outstanding on these bonds and was classified as current debt. The bond proceeds were restricted for use in the acquisition and installation of leasehold improvements and equipment located in our Olive Branch distribution center. As of January 28, 2007, we had acquired and installed all $15,000,000 of leasehold improvements and equipment associated with the facility.

*Capital Leases*
Our $163,000 of capital lease obligations consists primarily of leases for distribution center equipment used in our normal course of business.

*Other Contractual Obligations*
We have other liabilities reflected in our consolidated balance sheets. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. The timing of these payments cannot be determined, except for amounts estimated to be payable in fiscal 2007 which are included in our current liabilities as of January 28, 2007.

***Commercial Commitments***

The following table provides summary information concerning our outstanding commercial commitments as of January 28, 2007.

| | Amount of Outstanding Commitment Expiration By Period | | | | |
|---|---|---|---|---|---|
| *Dollars in thousands* | Fiscal 2007 | Fiscal 2008 to Fiscal 2010 | Fiscal 2011 to Fiscal 2012 | Thereafter | Total |
| Credit facility | — | — | — | — | — |
| Letter of credit facilities | $124,860 | — | — | — | $124,860 |
| Standby letters of credit | 37,398 | — | — | — | 37,398 |
| Total | $162,258 | — | — | — | $162,258 |

*Credit Facility*
As of January 28, 2007, we have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit and contains certain financial covenants, including a maximum leverage ratio (funded debt adjusted for lease and rent expense to EBITDAR). Prior to April 4, 2011, we may, upon notice to the lenders, request an increase in the new credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. The credit facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to certain other indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the credit facility and an obligation of any or all of our U.S. subsidiaries to pay the full amount of our obligations under the credit facility. The credit facility matures on October 4, 2011, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent) or LIBOR plus a margin based on our leverage ratio. No amounts were borrowed under the credit facility during fiscal 2006 or fiscal 2005. However, as of January 28, 2007, $37,398,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation, other insurance programs and certain debt transactions. As of January 28, 2007, we were in compliance with our financial covenants under the credit facility.

*Letter of Credit Facilities*
We have five unsecured commercial letter of credit reimbursement facilities for an aggregate of $165,000,000, each of which expires on September 8, 2007. As of January 28, 2007, an aggregate of $124,860,000 was outstanding under the letter of credit facilities. Such letters of credit represent only a future commitment to fund inventory purchases to which we had not taken legal title as of January 28, 2007. The latest expiration possible for any future letters of credit issued under the facilities is February 5, 2008.

## OFF BALANCE SHEET ARRANGEMENTS

*Operating Leases*
We lease store locations, warehouses, corporate facilities, call centers and certain equipment for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability. See Notes A and E to our Consolidated Financial Statements.

We have an operating lease for a 1,002,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2022, with two optional five-year renewals. The lessor, an unrelated party, is a limited liability company. The construction and expansion of the distribution facility was financed by the original lessor through the sale of $39,200,000 Taxable Industrial Development Revenue Bonds, Series 1998 and 1999, issued by the Mississippi Business Finance Corporation. The bonds are collateralized by the distribution facility. As of January 28, 2007, approximately $30,301,000 was outstanding on the bonds. During fiscal 2006, we made annual rental payments of approximately $3,693,000, plus applicable taxes, insurance and maintenance expenses.

We have an operating lease for an additional 1,103,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2023, with two optional five-year renewals. The lessor, an unrelated party, is a limited liability company. The construction of the distribution facility was financed by the original lessor through the sale of $42,500,000 Taxable Industrial Development Revenue Bonds, Series 1999, issued by the Mississippi Business Finance Corporation. The bonds are collateralized by the distribution facility. As of January 28, 2007, approximately $33,481,000 was outstanding on the bonds. During fiscal 2006, we made annual rental payments of approximately $4,180,000, plus applicable taxes, insurance and maintenance expenses.

In December 2003, we entered into an agreement to lease 780,000 square feet of a distribution facility located in Olive Branch, Mississippi. The lease has an initial term of six years, with two optional two-year renewals. The agreement includes an option to lease an additional 390,000 square feet of the same distribution center. We exercised this option and began occupying this space in fiscal 2006. During fiscal 2006, we made annual rental payments of approximately $2,968,000, plus applicable taxes, insurance and maintenance expenses.

In February 2004, we entered into an agreement to lease 781,000 square feet of a distribution center located in Cranbury, New Jersey. The lease has an initial term of seven years, with three optional five-year renewals. The agreement allows us to lease an additional 219,000 square feet of the facility in the event the current tenant vacates the premises. As of January 28, 2007, the current tenant had not vacated the premises. During fiscal 2006, we made annual rental payments of approximately $3,397,000, plus applicable taxes, insurance and maintenance expenses.

In August 2004, we entered into an agreement to lease a 500,000 square foot distribution facility located in Memphis, Tennessee. The lease has an initial term of four years, with one optional three-year and nine-month renewal. During fiscal 2006, we made annual rental payments of approximately $1,025,000, plus applicable taxes, insurance and maintenance expenses.

In May 2006, we entered into an agreement to lease a 418,000 square foot distribution facility located in South Brunswick, New Jersey. The lease has an initial term of two years, with two optional two-year renewals. During fiscal 2006, we made annual rental payments of approximately $1,247,000, plus applicable taxes, insurance and maintenance expenses.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

## CONSOLIDATION OF MEMPHIS-BASED DISTRIBUTION FACILITIES

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer and James A. McMahan, a Director Emeritus, both of whom are significant shareholders. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of January 28, 2007, $1,418,000 was outstanding under the Partnership 1 industrial development bonds.

During fiscal 2006, we made annual rental payments of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (approximately 4.0% in January 2007), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2007, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of January 28, 2007, $12,893,000 was outstanding under the Partnership 2 industrial development bonds.

During fiscal 2006, we made annual rental payments of approximately $2,585,000, plus applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2007, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities are consolidated by us. As of January 28, 2007, the consolidation resulted in increases to our consolidated balance sheet of $17,620,000 in assets (primarily buildings), $14,312,000 in debt and $3,308,000 in other long-term liabilities. Consolidation of these partnerships does not have an impact on our net income.

## IMPACT OF INFLATION

The impact of inflation on our results of operations for the past three fiscal years has not been significant.

## CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting policies affect the significant estimates and assumptions used in the preparation of our consolidated financial statements.

*Merchandise Inventories*

Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. We generally reserve, based on inventory aging reports, for 50% of the cost of all inventory between one and two years old and 100% of the cost of all inventory over two years old. If actual obsolescence is different from our estimate, we will adjust our provision accordingly. Specific reserves are also recorded in the event the cost of the inventory exceeds the fair market value. In addition, on a monthly basis, we estimate a reserve for expected shrinkage at the concept and channel level based on historical shrinkage factors and our current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers.

*Advertising and Prepaid Catalog Expenses*

Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog related-costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

*Property and Equipment*

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Any reduction in the estimated lives would result in higher depreciation expense in a given period for the related assets.

For any store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." However, most store closures occur upon the lease expiration.

We review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment all stores for which current cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term (typically 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, employment rates, lease escalations, inflation on operating expenses and the overall economics of the retail industry for up to 20 years in the future, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the net carrying value and the asset's fair value. The fair value is estimated based upon future cash flows (discounted at a rate that approximates our weighted average cost of capital) or other reasonable estimates of fair market value. See Note A to the Consolidated Financial Statements for additional information regarding Property and Equipment.

*Self-Insured Liabilities*
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and general liability claims reserves based on an actuarial analysis. Reserves for self-insurance liabilities are recorded within accrued salaries, benefits and other on our consolidated balance sheet.

*Customer Deposits*
Customer deposits are primarily comprised of unredeemed gift certificates and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift certificates and merchandise credits until the earlier of redemption, escheatment or four years. During the second quarter of fiscal 2006, we completed an analysis of our historical gift certificate and gift card redemption patterns, which included an independent actuarial study based on our historical redemption data. As a result of this analysis, we concluded that the likelihood of our gift certificates and gift cards being redeemed beyond four years from the date of issuance is remote. As a result, we changed our estimate of the elapsed time for recording income associated with unredeemed gift certificates and gift cards to four years from our prior estimate of seven years.

*Revenue Recognition*
We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are received by our customers in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB No. 104, "Revenue Recognition." Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customers. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

*Sales Return Reserve*
Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. If actual returns, net of cost of goods sold, are different than those projected by management, the estimated sales return reserve will be adjusted accordingly.

*Income Taxes*
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

*Stock-Based Compensation*
On January 30, 2006, we adopted SFAS No. 123R, "Share-Based Payments," which required us to measure and record compensation expense in our consolidated financial statements for all employee stock-based compensation awards using a fair value method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of issuance. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised. The fair value of the award is amortized over the expected service period. Prior to fiscal 2006, we accounted for stock-based compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense was recognized prior to fiscal 2006 for option awards with an exercise price equal to the fair value on the date of grant. See Note I to our Consolidated Financial Statements.



## NEW ACCOUNTING PRONOUNCEMENTS

On January 30, 2006, we adopted FSP FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period," which requires us to expense all rental costs associated with our operating leases that are incurred during a construction period. The adoption of this Staff Position resulted in after-tax occupancy expense of approximately $1,439,000, or $0.01 per diluted share, in fiscal 2006 and is recorded as a component of cost of goods sold.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109," which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure requirements for uncertain tax positions. We will adopt the provisions of FIN 48 beginning in the first quarter of fiscal 2007. We are currently in the process of determining the effect the adoption of FIN 48 will have on our consolidated financial statements.

In June 2006, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. EITF 06-3 is effective for interim and annual periods beginning after December 15, 2006. We present revenues net of any taxes collected from customers and remitted to governmental authorities. We do not expect the adoption of EITF 06-3 to have an impact on our consolidated financial position, results of operations or cash flows.

As of January 28, 2007, we adopted the evaluation requirements of Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," which provides the Staff's views regarding the process of quantifying financial statement misstatements, such as assessing both the carryover and reversing effects of prior year misstatements on the current year financial statements. The adoption of SAB No. 108 did not have a material impact on our consolidated financial position, results of operations or cash flows in fiscal 2006.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures," which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 only applies to fair value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments, and measurements that are similar to, but not intended to be, fair value. This Statement is effective for fiscal years beginning after November 15, 2007 and will require additional disclosures in our financial statements. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include changes in U.S. interest rates and foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

*Interest Rate Risk*

The interest payable on our credit facility, Mississippi industrial development bond and the bond-related debt associated with our Memphis-based distribution facilities is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 52 basis points (an approximate 10% increase in the associated variable rates as of January 28, 2007), our results from operations and cash flows would not be materially affected.

In addition, we have fixed and variable income investments consisting of short-term investments classified as cash and cash equivalents, which are also affected by changes in market interest rates. An increase in interest rates of 10% would have an immaterial effect on the value of these investments. Declines in interest rates would, however, decrease the income derived from these investments.

*Foreign Currency Risks*

We purchase a significant amount of inventory from vendors outside of the U.S. in transactions that are denominated in U.S. dollars. Approximately 5% of our international purchase transactions are in currencies other than the U.S. dollar, primarily the euro. Any currency risks related to these transactions were not significant to us during fiscal 2006 or fiscal 2005. A decline in the relative value of the U.S. dollar to other foreign currencies could, however, lead to increased purchasing costs.

As of January 28, 2007, we have 14 retail stores in Canada, which expose us to market risk associated with foreign currency exchange rate fluctuations. As necessary, we may enter into 30-day foreign currency contracts to minimize any currency remeasurement risk associated with intercompany assets and liabilities of our Canadian subsidiary. These contracts are accounted for by adjusting the carrying amount of the contract to market and recognizing any gain or loss in selling, general and administrative expenses in each reporting period. We did not enter into any foreign currency contracts during fiscal 2006 or fiscal 2005. Any gain or loss associated with these types of contracts in prior years was not material to us.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

***Williams-Sonoma, Inc.***
***Consolidated Statements of Earnings***

| *Dollars and shares in thousands, except per share amounts* | *Fiscal Year Ended* Jan. 28, 2007 | Jan. 29, 2006 | Jan. 30, 2005 |
|---|---|---|---|
| Net revenues | $3,727,513 | $3,538,947 | $3,136,931 |
| Cost of goods sold | 2,240,226 | 2,103,465 | 1,865,786 |
| Gross margin | 1,487,287 | 1,435,482 | 1,271,145 |
| Selling, general and administrative expenses | 1,159,786 | 1,090,392 | 961,176 |
| Interest income | (11,810) | (5,683) | (1,939) |
| Interest expense | 2,125 | 1,975 | 1,703 |
| Earnings before income taxes | 337,186 | 348,798 | 310,205 |
| Income taxes | 128,318 | 133,932 | 118,971 |
| Net earnings | $ 208,868 | $ 214,866 | $ 191,234 |
| Basic earnings per share | $ 1.83 | $ 1.86 | $ 1.65 |
| Diluted earnings per share | $ 1.79 | $ 1.81 | $ 1.60 |
| Shares used in calculation of earnings per share: | | | |
| Basic | 114,020 | 115,616 | 116,159 |
| Diluted | 116,773 | 118,427 | 119,347 |

*See Notes to Consolidated Financial Statements.*

Form 10-K

## *Williams-Sonoma, Inc.*
## *Consolidated Balance Sheets*

| *Dollars and shares in thousands, except per share amounts* | Jan. 28, 2007 | Jan. 29, 2006 |
|---|---|---|
| ASSETS | | |
| Current assets | | |
| Cash and cash equivalents | $ 275,429 | $ 360,982 |
| Accounts receivable (less allowance for doubtful accounts of $168 and $168) | 48,821 | 51,020 |
| Merchandise inventories – net | 610,599 | 520,292 |
| Prepaid catalog expenses | 59,610 | 53,925 |
| Prepaid expenses | 28,570 | 31,847 |
| Deferred income taxes | 70,837 | 57,267 |
| Other assets | 7,097 | 7,831 |
| Total current assets | 1,100,963 | 1,083,164 |
| Property and equipment – net | 912,582 | 880,305 |
| Non-current deferred income taxes | 18,670 | — |
| Other assets (less accumulated amortization of $632 and $679) | 16,116 | 18,151 |
| Total assets | $2,048,331 | $1,981,620 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current liabilities | | |
| Accounts payable | $ 214,771 | $ 196,074 |
| Accrued salaries, benefits and other | 85,148 | 93,434 |
| Customer deposits | 187,625 | 172,775 |
| Income taxes payable | 101,638 | 83,589 |
| Current portion of long-term debt | 15,853 | 18,864 |
| Other liabilities | 22,699 | 25,656 |
| Total current liabilities | 627,734 | 590,392 |
| Deferred rent and lease incentives | 236,604 | 218,254 |
| Long-term debt | 12,822 | 14,490 |
| Deferred income tax liabilities | — | 18,455 |
| Other long-term obligations | 19,740 | 14,711 |
| Total liabilities | 896,900 | 856,302 |
| Commitments and contingencies – See Note L | | |
| Shareholders' equity | | |
| Preferred stock, $.01 par value, 7,500 shares authorized, none issued | — | — |
| Common stock, $.01 par value, 253,125 shares authorized, 109,868 shares issued and outstanding at January 28, 2007; 114,779 shares issued and outstanding at January 29, 2006 | 1,099 | 1,148 |
| Additional paid-in capital | 358,223 | 325,146 |
| Retained earnings | 784,325 | 791,329 |
| Accumulated other comprehensive income | 7,784 | 7,695 |
| Total shareholders' equity | 1,151,431 | 1,125,318 |
| Total liabilities and shareholders' equity | $2,048,331 | $1,981,620 |

*See Notes to Consolidated Financial Statements.*

## *Williams-Sonoma, Inc.*
## *Consolidated Statements of Shareholders' Equity*

| *Dollars and shares in thousands* | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity | Comprehensive Income |
|---|---|---|---|---|---|---|---|
| Balance at February 1, 2004 | 115,827 | $1,158 | $252,325 | $ 547,821 | $3,287 | $ 804,591 | |
| Net earnings | — | — | — | 191,234 | — | 191,234 | $191,234 |
| Foreign currency translation adjustment | — | — | — | — | 1,882 | 1,882 | 1,882 |
| Exercise of stock options and related tax effect | 1,818 | 18 | 39,257 | — | — | 39,275 | |
| Repurchase and retirement of common stock | (2,273) | (22) | (4,862) | (74,436) | — | (79,320) | |
| Comprehensive income | | | | | | | $193,116 |
| Balance at January 30, 2005 | 115,372 | 1,154 | 286,720 | 664,619 | 5,169 | 957,662 | |
| Net earnings | — | — | — | 214,866 | — | 214,866 | $214,866 |
| Foreign currency translation adjustment | — | — | — | — | 2,526 | 2,526 | 2,526 |
| Exercise of stock options and related tax effect | 1,829 | 18 | 43,727 | — | — | 43,745 | |
| Repurchase and retirement of common stock | (2,422) | (24) | (5,741) | (88,156) | — | (93,921) | |
| Stock-based compensation expense | — | — | 440 | — | — | 440 | |
| Comprehensive income | | | | | | | $217,392 |
| Balance at January 29, 2006 | 114,779 | 1,148 | 325,146 | 791,329 | 7,695 | 1,125,318 | |
| Net earnings | — | — | — | 208,868 | — | 208,868 | $208,868 |
| Foreign currency translation adjustment | — | — | — | — | 76 | 76 | 76 |
| Unrealized gain/(loss) on investment | — | — | — | — | 13 | 13 | 13 |
| Exercise of stock options and related tax effect | 913 | 9 | 21,349 | — | — | 21,358 | |
| Repurchase and retirement of common stock | (5,824) | (58) | (15,031) | (170,419) | — | (185,508) | |
| Stock-based compensation expense | — | — | 26,759 | 54 | — | 26,813 | |
| Dividends declared | — | — | — | (45,507) | — | (45,507) | |
| Comprehensive income | | | | | | | $208,957 |
| Balance at January 28, 2007 | 109,868 | $1,099 | $358,223 | $ 784,325 | $7,784 | $1,151,431 | |

*See Notes to Consolidated Financial Statements.*

*Williams-Sonoma, Inc.*
***Consolidated Statements of Cash Flows***

| *Dollars in thousands* | *Fiscal Year Ended* Jan. 28, 2007 | Jan. 29, 2006 | Jan. 30, 2005 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net earnings | $ 208,868 | $ 214,866 | $ 191,234 |
| Adjustments to reconcile net earnings to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 135,031 | 123,199 | 111,624 |
| Loss on disposal/impairment of assets | 17,113 | 12,050 | 1,080 |
| Amortization of deferred lease incentives | (28,683) | (24,909) | (22,530) |
| Deferred income taxes | (50,751) | (20,791) | (6,254) |
| Tax benefit from exercise of stock options | 2,545 | 15,743 | 13,085 |
| Stock-based compensation expense | 26,813 | 440 | — |
| Other | — | — | 335 |
| Changes in: | | | |
| Accounts receivable | 1,070 | (6,829) | (10,900) |
| Merchandise inventories | (90,598) | (67,474) | (48,017) |
| Prepaid catalog expenses | (5,684) | (405) | (15,056) |
| Prepaid expenses and other assets | 5,398 | 9,032 | (19,702) |
| Accounts payable | 11,981 | 14,365 | 17,773 |
| Accrued salaries, benefits and other | (6,141) | 15,950 | 9,955 |
| Customer deposits | 14,958 | 24,066 | 32,273 |
| Deferred rent and lease incentives | 49,079 | 27,661 | 42,080 |
| Income taxes payable | 18,115 | 11,409 | 7,457 |
| Net cash provided by operating activities | 309,114 | 348,373 | 304,437 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (190,980) | (151,788) | (181,453) |
| Proceeds from insurance reimbursement | 1,104 | — | — |
| Proceeds from sale of investment | 589 | — | — |
| Net cash used in investing activities | (189,287) | (151,788) | (181,453) |
| Cash flows from financing activities: | | | |
| Proceeds from bond issuance | — | — | 15,000 |
| Repayments of long-term obligations | (4,679) | (9,235) | (9,789) |
| Proceeds from exercise of stock options | 13,935 | 28,002 | 26,190 |
| Excess tax benefit from exercise of stock options | 4,878 | — | — |
| Repurchase of common stock | (185,508) | (93,921) | (79,320) |
| Payment of dividends | (34,435) | — | — |
| Credit facility costs | (218) | (654) | (288) |
| Net cash used in financing activities | (206,027) | (75,808) | (48,207) |
| Effect of exchange rates on cash and cash equivalents | 647 | 995 | 523 |
| Net (decrease) increase in cash and cash equivalents | (85,553) | 121,772 | 75,300 |
| Cash and cash equivalents at beginning of year | 360,982 | 239,210 | 163,910 |
| Cash and cash equivalents at end of year | $ 275,429 | $ 360,982 | $ 239,210 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest[1] | $ 2,815 | $ 3,352 | $ 3,585 |
| Income taxes[2] | 155,041 | 130,766 | 105,910 |

[1] *Interest paid, net of capitalized interest, was $2.1 million, $2.2 million and $1.9 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.*

[2] *Income taxes paid in fiscal 2006 is presented net of refunds of $1.7 million.*

*See Notes to Consolidated Financial Statements.*

Form 10-K

## Note A: Summary of Significant Accounting Policies

We are a specialty retailer of products for the home. The retail segment of our business sells our products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The direct-to-customer segment of our business sells similar products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). The catalogs reach customers throughout the U.S., while the five retail concepts currently operate 588 stores in 44 states, Washington, D.C. and Canada.

In January 2006, we decided to transition the merchandising strategies of our Hold Everything brand into our other existing brands by the end of fiscal 2006. In connection with this transition, we incurred pre-tax charges of approximately $13,500,000 ($0.07 per diluted share) and $4,300,000 ($0.02 per diluted share) in fiscal 2005 and fiscal 2006, respectively. These costs primarily included the initial asset impairment and lease termination costs associated with the shutdown of the Hold Everything retail stores, the asset impairment of the e-commerce website and the write-down of impaired merchandise inventories. In fiscal 2006, this pre-tax charge consisted of approximately $2,700,000 in cost of goods sold and approximately $1,600,000 in selling, general and administrative expenses. All of our Hold Everything retail stores were closed during late 2005 and the first quarter of fiscal 2006. The final phase of our operational shutdown was completed in the second quarter of fiscal 2006, with our final Hold Everything catalog mailed in May 2006 and our Hold Everything website ceasing operations in June 2006.

Significant intercompany transactions and accounts have been eliminated.

*Fiscal Year*
Our fiscal year ends on the Sunday closest to January 31, based on a 52/53-week year. Fiscal 2006, fiscal 2005 and fiscal 2004 ended on January 28, 2007 (52 weeks), January 29, 2006 (52 weeks) and January 30, 2005 (52 weeks), respectively. Our next 53-week fiscal year will be fiscal 2007, ending on February 3, 2008.

*Use of Estimates*
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

*Cash Equivalents*
Cash equivalents include highly liquid investments with an original maturity of three months or less. Our policy is to invest in high-quality, short-term instruments to achieve maximum yield while maintaining a level of liquidity consistent with our needs. Book cash overdrafts issued but not yet presented to the bank for payment are reclassified to accounts payable.

*Accounts Receivable and Allowance for Doubtful Accounts*
Accounts receivable are stated at their carrying values, net of an allowance for doubtful accounts. Total accounts receivable were approximately $48,821,000 and $51,020,000 as of January 28, 2007 and January 29, 2006, respectively, consisting primarily of credit card and landlord receivables, for which collectibility is reasonably assured. Other miscellaneous receivables are evaluated for collectibility on a regular basis and an allowance for doubtful accounts is recorded as deemed necessary.

A summary of activity in the allowance for doubtful accounts is as follows:

| *Dollars in thousands* | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 |
|---|---|---|---|
| Balance at beginning of year | $168 | $217 | $207 |
| Provision for loss on accounts receivable | — | (49) | 10 |
| Accounts written off | — | — | — |
| Balance at end of year[1] | $168 | $168 | $217 |

[1] *The majority of this amount relates to a full reserve on one of our receivables.*

*Merchandise Inventories*

Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. We generally reserve, based on inventory aging reports, for 50% of the cost of all inventory between one and two years old and 100% of the cost of all inventory over two years old. If actual obsolescence is different from our estimate, we will adjust our provision accordingly. Specific reserves are also recorded in the event the cost of the inventory exceeds the fair market value. In addition, on a monthly basis, we estimate a reserve for expected shrinkage at the concept and channel level based on historical shrinkage factors and our current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers.

Approximately 62%, 63% and 62% of our merchandise purchases in fiscal 2006, fiscal 2005 and fiscal 2004, respectively, were foreign-sourced, primarily from Asia and Europe.

*Advertising and Prepaid Catalog Expenses*

Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog related-costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Total advertising expenses (including catalog advertising, e-commerce advertising and all other advertising costs) were approximately $365,829,000, $346,620,000 and $297,242,000 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

*Property and Equipment*
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets below. Any reduction in the estimated lives would result in higher depreciation expense in a given period for the related assets.

| | |
|---|---|
| Leasehold improvements | Shorter of estimated useful life or lease term (generally 3 – 22 years) |
| Fixtures and equipment | 2 – 20 years |
| Buildings and building improvements | 12 – 40 years |
| Capitalized software | 2 – 10 years |
| Corporate aircraft | 20 years (20% salvage value) |

Internally developed software costs are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Interest costs related to assets under construction, including software projects, are capitalized during the construction or development period. We capitalized interest costs of $699,000, $1,200,000 and $1,689,000 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

For any store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." However, most store closures occur upon the lease expiration.

We review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment all stores for which current cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term (typically 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, employment rates, lease escalations, inflation on operating expenses and the overall economics of the retail industry for up to 20 years in the future, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the net carrying value and the asset's fair value. The fair value is estimated based upon future cash flows (discounted at a rate that approximates our weighted average cost of capital) or other reasonable estimates of fair market value. We recorded impairment charges of approximately $5,629,000, $733,000 and $82,000 in selling, general and administrative expense in fiscal 2006, fiscal 2005, and fiscal 2004, respectively, related to our retail stores.

*Lease Rights and Other Intangible Assets*
Lease rights, representing costs incurred to acquire the lease of a specific commercial property, are recorded at cost in other assets and are amortized over the lives of the respective leases. Other intangible assets include fees associated with the acquisition of our credit facility and are recorded at cost in other assets and amortized over the life of the facility.

*Self-Insured Liabilities*
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease

beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and general liability claims reserves based on an actuarial analysis. Reserves for self-insurance liabilities are recorded within accrued salaries, benefits and other on our consolidated balance sheet.

*Customer Deposits*

Customer deposits are primarily comprised of unredeemed gift certificates and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift certificates and merchandise credits until the earlier of redemption, escheatment or four years. During the second quarter of fiscal 2006, we completed an analysis of our historical gift certificate and gift card redemption patterns, which included an independent actuarial study based on our historical redemption data. As a result of this analysis, we concluded that the likelihood of our gift certificates and gift cards being redeemed beyond four years from the date of issuance is remote. As a result, we changed our estimate of the elapsed time for recording income associated with unredeemed gift certificates and gift cards to four years from our prior estimate of seven years. This change in estimate resulted in the recording of income in selling, general and administrative expense in the second quarter of fiscal 2006 of approximately $12,400,000.

*Deferred Rent and Lease Incentives*

For leases that contain fixed escalations of the minimum annual lease payment during the original term of the lease, we recognize rental expense on a straight-line basis over the lease term, including the construction period, and record the difference between rent expense and the amount currently payable as deferred rent. In accordance with Financial Accounting Standards Board ("FASB") Staff Position ("FSP") FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period," we expense any rental costs incurred during the construction period. Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the lease term, including the construction period.

*Contingent Liabilities*

Contingent liabilities are recorded when it is determined that the outcome of an event is expected to result in a loss that is considered probable and reasonably estimable.

*Fair Value of Financial Instruments*

The carrying values of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximate their estimated fair values.

*Revenue Recognition*

We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are received by our customers in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB No. 104, "Revenue Recognition." Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customers. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

*Sales Returns Reserve*
Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. If actual returns, net of cost of goods sold, are different than those projected by management, the estimated sales returns reserve will be adjusted accordingly. A summary of activity in the sales returns reserve is as follows:

| *Dollars in thousands* | Fiscal 2006[1] | Fiscal 2005[1] | Fiscal 2004[1] |
|---|---|---|---|
| Balance at beginning of year | $ 13,682 | $ 13,506 | $ 12,281 |
| Provision for sales returns | 264,630 | 243,807 | 215,715 |
| Actual sales returns | (262,845) | (243,631) | (214,490) |
| Balance at end of year | $ 15,467 | $ 13,682 | $ 13,506 |

[1]*Amounts are shown net of cost of goods sold.*

*Vendor Allowances*
We receive allowances or credits from certain vendors for volume rebates. In accordance with Emerging Issues Task Force Issue No. ("EITF") 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," our accounting policy is to treat such volume rebates as an offset to the cost of the product or services provided at the time the expense is recorded. These allowances and credits received are primarily recorded in both cost of goods sold and in selling, general and administrative expenses.

*Foreign Currency Translation*
The functional currency of our Canadian subsidiary is the Canadian dollar. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income within shareholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in selling, general and administrative expenses.

*Financial Instruments*
As of January 28, 2007, we have 14 retail stores in Canada, which expose us to market risk associated with foreign currency exchange rate fluctuations. As necessary, we may enter into 30-day foreign currency contracts to minimize any currency remeasurement risk associated with intercompany assets and liabilities of our Canadian subsidiary. These contracts are accounted for by adjusting the carrying amount of the contract to market and recognizing any gain or loss in selling, general and administrative expenses in each reporting period. We did not enter into any foreign currency contracts during fiscal 2006 or fiscal 2005. Any gain or loss associated with these types of contracts in prior years was not material to us.

*Income Taxes*
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

*Earnings Per Share*
Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period plus common stock equivalents consisting of shares subject to stock-based awards with exercise prices less than or equal to the average market price of our common stock for the period, to the extent their inclusion would be dilutive.

*Stock-Based Compensation*
On January 30, 2006, we adopted SFAS No. 123R, "Share-Based Payments," which required us to measure and record compensation expense in our consolidated financial statements for all employee stock-based compensation awards using a fair value method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of issuance. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised. The fair value of the award is amortized over the expected service period. Total stock-based compensation expense (including the implementation of this Statement), net of tax, was $16,575,000, or $0.14 per diluted share, in fiscal 2006 and is recorded as a component of selling, general and administrative expenses. Prior to fiscal 2006, we accounted for stock-based compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense was recognized prior to fiscal 2006 for option awards with an exercise price equal to the fair value on the date of grant.

***New Accounting Pronouncements***

On January 30, 2006, we adopted FSP FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period," which requires us to expense all rental costs associated with our operating leases that are incurred during a construction period. The adoption of this Staff Position resulted in after-tax occupancy expense of approximately $1,439,000, or $0.01 per diluted share, in fiscal 2006 and is recorded as a component of cost of goods sold.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109," which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure requirements for uncertain tax positions. We will adopt the provisions of FIN 48 beginning in the first quarter of fiscal 2007. We are currently in the process of determining the effect the adoption of FIN 48 will have on our consolidated financial statements.

In June 2006, the FASB's EITF reached a consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. EITF 06-3 is effective for interim and annual periods beginning after December 15, 2006. We present revenues net of any taxes collected from customers and remitted to governmental authorities. We do not expect the adoption of EITF 06-3 to have an impact on our consolidated financial position, results of operations or cash flows.

As of January 28, 2007, we adopted the evaluation requirements of SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," which provides the Staff's views regarding the process of quantifying financial statement misstatements, such as assessing both the carryover and reversing effects of prior year misstatements on the current year financial statements. The adoption of SAB No. 108 did not have a material impact on our consolidated financial position, results of operations or cash flows in fiscal 2006.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures," which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 only applies to fair value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments, and measurements that are similar to, but not intended to be, fair value. This Statement is effective for fiscal years beginning after November 15, 2007 and will require additional disclosures in our financial statements. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

**Note B: Property and Equipment**

Property and equipment consists of the following:

| *Dollars in thousands* | Jan. 28, 2007 | Jan. 29, 2006 |
|---|---|---|
| Leasehold improvements | $ 720,927 | $ 651,498 |
| Fixtures and equipment | 479,012 | 449,163 |
| Land and buildings | 132,464 | 131,484 |
| Capitalized software | 181,829 | 145,407 |
| Corporate systems projects in progress[1] | 83,650 | 98,398 |
| Corporate aircraft | 48,670 | 48,677 |
| Construction in progress[2] | 16,799 | 31,501 |
| Total | 1,663,351 | 1,556,128 |
| Accumulated depreciation and amortization | (750,769) | (675,823) |
| Property and equipment – net | $ 912,582 | $ 880,305 |

[1] *Corporate systems projects in progress is primarily comprised of a new merchandising, inventory management and order management system currently under development.*

[2] *Construction in progress is primarily comprised of leasehold improvements and furniture and fixtures related to new, unopened retail stores.*

**Note C: Borrowing Arrangements**

Long-term debt consists of the following:

| *Dollars in thousands* | Jan. 28, 2007 | Jan. 29, 2006 |
|---|---|---|
| Obligations under capital leases | $ 163 | $ 3,458 |
| Memphis-based distribution facilities obligation | 14,312 | 15,696 |
| Mississippi industrial development bonds | 14,200 | 14,200 |
| Total debt | 28,675 | 33,354 |
| Less current maturities | 15,853 | 18,864 |
| Total long-term debt | $12,822 | $14,490 |

*Capital Leases*

Our $163,000 of capital lease obligations consists primarily of leases for distribution center equipment used in our normal course of business.

*Memphis-Based Distribution Facilities Obligation*

See Note F for a discussion on our bond-related debt pertaining to our Memphis-based distribution facilities.

*Mississippi Industrial Development Bonds*

In June 2004, in an effort to utilize tax incentives offered to us by the state of Mississippi, we entered into an agreement whereby the Mississippi Business Finance Corporation issued $15,000,000 in long-term variable rate industrial development bonds, the proceeds, net of debt issuance costs, of which were loaned to us to finance the acquisition and installation of leasehold improvements and equipment located in our Olive Branch distribution center. The bonds are marketed through a remarketing agent and are secured by a letter of credit issued under our $300,000,000 line of credit facility. The bonds mature on June 1, 2024. The bond rate resets each week based upon current market rates. The rate in effect at January 28, 2007 was 5.4%.

The bond agreement allows for each bondholder to tender their bonds to the trustee for repurchase, on demand, with seven days advance notice. In the event the remarketing agent fails to remarket the bonds, the trustee will draw upon the letter of credit to fund the purchase of the bonds. As of January 28, 2007, $14,200,000 remained outstanding on these bonds and was classified as current debt. The bond proceeds were restricted for use in the acquisition and installation of leasehold improvements and equipment located in our Olive Branch distribution center. As of January 28, 2007, we had acquired and installed all $15,000,000 of leasehold improvements and equipment associated with the facility.

The aggregate maturities of long-term debt at January 28, 2007 were as follows:

| *Dollars in thousands* | |
|---|---|
| Fiscal 2007 | $15,853 |
| Fiscal 2008 | 1,584 |
| Fiscal 2009 | 1,438 |
| Fiscal 2010 | 1,462 |
| Fiscal 2011 | 1,414 |
| Thereafter | 6,924 |
| Total | $28,675 |

*Credit Facility*
As of January 28, 2007, we have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit and contains certain financial covenants, including a maximum leverage ratio (funded debt adjusted for lease and rent expense to EBITDAR). Prior to April 4, 2011, we may, upon notice to the lenders, request an increase in the new credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. The credit facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to certain other indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the credit facility and an obligation of any or all of our U.S. subsidiaries to pay the full amount of the our obligations under the credit facility. The credit facility matures on October 4, 2011, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent) or LIBOR plus a margin based on our leverage ratio. No amounts were borrowed under the credit facility during fiscal 2006 or fiscal 2005. However, as of January 28, 2007, $37,398,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation, other insurance programs and certain debt transactions. As of January 28, 2007, we were in compliance with our financial covenants under the credit facility.

*Letter of Credit Facilities*
We have five unsecured commercial letter of credit reimbursement facilities for an aggregate of $165,000,000, each of which expires on September 8, 2007. As of January 28, 2007, an aggregate of $124,860,000 was outstanding under the letter of credit facilities. Such letters of credit represent only a future commitment to fund inventory purchases to which we had not taken legal title as of January 28, 2007. The latest expiration possible for any future letters of credit issued under the facilities is February 5, 2008.

*Interest Expense*
Interest expense was $2,125,000 (net of capitalized interest of $699,000), $1,975,000 (net of capitalized interest of $1,200,000) and $1,703,000 (net of capitalized interest of $1,689,000) for fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

**Note D: Income Taxes**

The components of earnings before income taxes, by tax jurisdiction, are as follows:

| | *Fiscal Year Ended* | | |
|---|---|---|---|
| *Dollars in thousands* | Jan. 28, 2007 | Jan. 29, 2006 | Jan. 30, 2005 |
| United States | $ 319,732 | $ 337,468 | $ 303,986 |
| Foreign | 17,454 | 11,330 | 6,219 |
| Total earnings before income taxes | $ 337,186 | $ 348,798 | $ 310,205 |

The provision for income taxes consists of the following:

| | *Fiscal Year Ended* | | |
|---|---|---|---|
| *Dollars in thousands* | Jan. 28, 2007 | Jan. 29, 2006 | Jan. 30, 2005 |
| Current payable | | | |
| Federal | $ 148,125 | $ 131,242 | $ 105,096 |
| State | 24,645 | 19,002 | 17,642 |
| Foreign | 6,299 | 4,479 | 2,487 |
| Total current | 179,069 | 154,723 | 125,225 |
| Deferred | | | |
| Federal | (44,573) | (18,912) | (6,168) |
| State | (5,802) | (1,538) | (70) |
| Foreign | (376) | (341) | (16) |
| Total deferred | (50,751) | (20,791) | (6,254) |
| Total provision | $ 128,318 | $ 133,932 | $ 118,971 |

Except where required by U.S. tax law, no provision was made for U.S. income taxes on the cumulative undistributed earnings of our Canadian subsidiary, as we intend to utilize those earnings in the Canadian operations for an indefinite period of time and do not intend to repatriate such earnings.

Accumulated undistributed earnings of our Canadian subsidiary were approximately $24,971,000 as of January 28, 2007. It is currently not practical to estimate the tax liability that might be payable if these foreign earnings were repatriated.

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

| | *Fiscal Year Ended* | | |
|---|---|---|---|
| | Jan. 28, 2007 | Jan. 29, 2006 | Jan. 30, 2005 |
| Federal income taxes at the statutory rate | 35.0% | 35.0% | 35.0% |
| State income tax rate, less federal benefit | 3.1% | 3.4% | 3.4% |
| Total | 38.1% | 38.4% | 38.4% |

Significant components of our deferred tax accounts are as follows:

| *Dollars in thousands* | Jan. 28, 2007 | Jan. 29, 2006 |
|---|---|---|
| Deferred tax asset (liability) | | |
| Current: | | |
| Compensation | $ 11,977 | $ 15,362 |
| Inventory | 16,210 | 11,580 |
| Accrued liabilities | 16,821 | 14,186 |
| Customer deposits | 47,969 | 36,079 |
| Deferred catalog costs | (22,878) | (20,696) |
| Other | 738 | 756 |
| Total current | 70,837 | 57,267 |
| Non-current: | | |
| Depreciation | 11,803 | (11,559) |
| Deferred rent | 10,718 | 8,683 |
| Stock-based compensation | 9,972 | — |
| Deferred lease incentives | (20,070) | (16,506) |
| Executive deferral plan | 5,113 | — |
| Other | 1,134 | 927 |
| Total non-current | 18,670 | (18,455) |
| Total | $ 89,507 | $ 38,812 |

**Note E: Accounting for Leases**

*Operating Leases*
We lease store locations, warehouses, corporate facilities, call centers and certain equipment for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability.

We have an operating lease for a 1,002,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2022, with two optional five-year renewals. The lessor, an unrelated party, is a limited liability company. The construction and expansion of the distribution facility was financed by the original lessor through the sale of $39,200,000 Taxable Industrial Development Revenue Bonds, Series 1998 and 1999, issued by the Mississippi Business Finance Corporation. The bonds are collateralized by the distribution facility. As of January 28, 2007, approximately $30,301,000 was outstanding on the bonds. During fiscal 2006, we made annual rental payments of approximately $3,693,000, plus applicable taxes, insurance and maintenance expenses.

We have an operating lease for an additional 1,103,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2023, with two optional five-year renewals. The lessor, an unrelated party, is a limited liability company. The construction of the distribution facility was financed by the original lessor through the sale of $42,500,000 Taxable Industrial Development Revenue Bonds, Series 1999, issued by the Mississippi Business Finance Corporation. The bonds are collateralized by the distribution facility. As of January 28, 2007, approximately $33,481,000 was outstanding on the bonds. During fiscal 2006, we made annual rental payments of approximately $4,180,000, plus applicable taxes, insurance and maintenance expenses.

In December 2003, we entered into an agreement to lease 780,000 square feet of a distribution facility located in Olive Branch, Mississippi. The lease has an initial term of six years, with two optional two-year renewals. The agreement includes an option to lease an additional 390,000 square feet of the same distribution center. We exercised this option and began occupying this space in fiscal 2006. During fiscal 2006, we made annual rental payments of approximately $2,968,000, plus applicable taxes, insurance and maintenance expenses.

In February 2004, we entered into an agreement to lease 781,000 square feet of a distribution center located in Cranbury, New Jersey. The lease has an initial term of seven years, with three optional five-year renewals. The agreement allows us to lease an additional 219,000 square feet of the facility in the event the current tenant vacates the premises. As of January 28, 2007, the current tenant had not vacated the premises. During fiscal 2006, we made annual rental payments of approximately $3,397,000, plus applicable taxes, insurance and maintenance expenses.

In August 2004, we entered into an agreement to lease a 500,000 square foot distribution facility located in Memphis, Tennessee. The lease has an initial term of four years, with one optional three-year and nine-month renewal. During fiscal 2006, we made annual rental payments of approximately $1,025,000, plus applicable taxes, insurance and maintenance expenses.

In May 2006, we entered into an agreement to lease a 418,000 square foot distribution facility located in South Brunswick, New Jersey. The lease has an initial term of two years, with two optional two-year renewals. During fiscal 2006, we made annual rental payments of approximately $1,247,000, plus applicable taxes, insurance and maintenance expenses.

Total rental expense for all operating leases was as follows:

| | *Fiscal Year Ended* | | |
|---|---|---|---|
| *Dollars in thousands* | Jan. 28, 2007 | Jan. 29, 2006 | Jan. 30, 2005 |
| Minimum rent expense | $130,870 | $119,440 | $110,618 |
| Contingent rent expense | 35,020 | 33,529 | 26,724 |
| Less: sublease rental income | (39) | (62) | (59) |
| Total rent expense | $165,851 | $152,907 | $137,283 |

The aggregate minimum annual rental payments under noncancelable operating leases (excluding the Memphis-based distribution facilities) in effect at January 28, 2007 were as follows:

| *Dollars in thousands* | Minimum Lease Commitments[1] |
|---|---|
| Fiscal 2007 | $ 191,638 |
| Fiscal 2008 | 186,959 |
| Fiscal 2009 | 179,484 |
| Fiscal 2010 | 168,498 |
| Fiscal 2011 | 151,921 |
| Thereafter | 713,042 |
| Total | $ 1,591,542 |

*[1] Projected payments include only those amounts that are fixed and determinable as of the reporting date. We currently pay rent for certain store locations based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord have not been met. Projected payments for these locations are based on minimum rent, as future store sales cannot be predicted with certainty.*

**Note F: Consolidation of Memphis-Based Distribution Facilities**

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer and James A. McMahan, a Director Emeritus, both of whom are significant shareholders. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of January 28, 2007, $1,418,000 was outstanding under the Partnership 1 industrial development bonds.

During fiscal 2006, we made annual rental payments of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (approximately 4.0% in January 2007), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2007, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of January 28, 2007, $12,893,000 was outstanding under the Partnership 2 industrial development bonds.

During fiscal 2006, we made annual rental payments of approximately $2,585,000, plus applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2007, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under FIN 46R, "Consolidation of Variable Interest Entities," due to their related party relationship and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities are consolidated by us. As of January 28, 2007, the consolidation resulted in increases to our consolidated balance sheet of $17,620,000 in assets (primarily buildings), $14,312,000 in debt, and $3,308,000 in other long-term liabilities. Consolidation of these partnerships does not have an impact on our net income.



## Note G: Earnings Per Share

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

| *Dollars and amounts in thousands, except per share amounts* | Net Earnings | Weighted Average Shares | Per-Share Amount |
|---|---|---|---|
| 2006 | | | |
| Basic | $208,868 | 114,020 | $1.83 |
| Effect of dilutive stock-based awards | — | 2,753 | |
| Diluted | $208,868 | 116,773 | $1.79 |
| 2005 | | | |
| Basic | $214,866 | 115,616 | $1.86 |
| Effect of dilutive stock-based awards | — | 2,811 | |
| Diluted | $214,866 | 118,427 | $1.81 |
| 2004 | | | |
| Basic | $191,234 | 116,159 | $1.65 |
| Effect of dilutive stock-based awards | — | 3,188 | |
| Diluted | $191,234 | 119,347 | $1.60 |

Stock-based awards of 4,181,000, 320,000 and 196,000 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively, were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

**Note H: Common Stock**

Authorized preferred stock consists of 7,500,000 shares at $0.01 par value of which none was outstanding during fiscal 2006 or fiscal 2005. Authorized common stock consists of 253,125,000 shares at $0.01 par value. Common stock outstanding at the end of fiscal 2006 and fiscal 2005 was 109,868,000 and 114,779,000 shares, respectively. Our Board of Directors is authorized to issue equity awards for up to the total number of shares authorized and remaining available for grant under our 2001 Amended and Restated Long-Term Incentive Plan.

During fiscal 2006, we repurchased and retired a total of 5,824,500 shares of common stock under all programs previously authorized at a weighted average cost of $31.85 per share and an aggregate cost of approximately $185,508,000. As of fiscal year-end, the remaining authorized number of shares eligible for repurchase was 1,195,500.

In March 2007, our Board of Directors authorized a stock repurchase program to acquire up to an additional 5,000,000 shares of our common stock through open market and privately negotiated transactions, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

In March 2006, our Board of Directors authorized the initiation of a quarterly cash dividend. During fiscal 2006, total cash dividends declared were approximately $45,507,000, or $0.40 per common share, of which $34,435,000 was paid during the year and $11,072,000 was paid in February 2007 to shareholders of record as of the close of business on January 26, 2007.

In March 2007, our Board of Directors authorized an increase in our quarterly cash dividend of $0.015 to $0.115 per common share payable on May 24, 2007 to shareholders of record as of the close of business on April 27, 2007. The aggregate quarterly dividend is estimated at approximately $12,600,000 based on the current number of outstanding shares. The indicated annual cash dividend, subject to capital availability, is $0.46 per common share or approximately $50,500,000 in fiscal 2007. Our quarterly cash dividend could be reduced or discontinued at any time.

**Note I. Stock-Based Compensation**

Prior to May 2006, our 1993 Stock Option Plan, as amended (the "1993 Plan"), provided for grants of incentive and nonqualified stock options up to an aggregate of 17,000,000 shares to key employees and Board members of the company or any parent or subsidiary. Annual grants were limited to stock options to purchase 200,000 shares on a per person basis under this plan. All stock option grants made under the 1993 Plan have a maximum term of ten years, except incentive stock options issued to shareholders with greater than 10% of the voting power of all of our stock, which have a maximum term of five years. The exercise price of these stock options is not less than 100% of the closing price of our stock on the date prior to the grant date or not less than 110% of such closing price for an incentive stock option granted to a 10% shareholder. Stock options granted to employees generally vest over five years. Stock options granted to non-employee Board members generally vest in one year.

Prior to May 2006, our 2000 Nonqualified Stock Option Plan, as amended (the "2000 Plan"), provided for grants of nonqualified stock options up to an aggregate of 3,000,000 shares to employees who were not officers or Board members. Annual grants were not limited on a per person basis under this plan. All nonqualified stock option grants under the 2000 Plan have a maximum term of ten years with an exercise price equal to the closing price of our stock on the date prior to the grant date. Stock granted to employees generally vest over five years.

Prior to May 2006, our Amended and Restated 2001 Long-Term Incentive Plan (the "2001 Plan") provided for grants of incentive stock options, nonqualified stock options, stock-settled stock appreciation rights (collectively, "option awards"), restricted stock awards, restricted stock units and deferred stock awards (collectively, "stock awards") up to an aggregate of 8,500,000 shares.

In May 2006, our shareholders approved the amendment and restatement of our 2001 Plan to permit us to grant dividend equivalents, increase the shares issuable under the Plan by 6,000,000 shares and to include in the 2001 Plan shares that remained available under the 1993 Plan and 2000 Plan, as well as shares subject to outstanding stock options under these plans that subsequently expire unexercised, for an aggregate maximum total of 15,959,903 shares under the 2001 Plan. The 1993 Plan and the 2000 Plan will no longer be used to grant future awards. Awards may be granted under the 2001 Plan to officers, employees and non-employee Board members of the company or any parent or subsidiary. Annual grants are limited to 1,000,000 shares covered by option awards and 400,000 shares covered by stock awards on a per person basis. All grants of option awards made under the 2001 Plan have a maximum term of ten years, except incentive stock options that may be issued to 10% shareholders, which have a maximum term of five years. The exercise price of these option awards is not less than 100% of the closing price of our stock on the date prior to the grant date or not less than 110% of such closing price for an incentive stock option granted to a 10% shareholder. Option awards granted to employees generally vest over five years. Option awards granted to non-employee Board members generally vest in one year. Non-employee Board members automatically receive option awards on the date of their initial election to the Board and annually thereafter on the date of the annual meeting of shareholders (so long as they continue to serve as a non-employee Board member). Shares issued as a result of option award exercises will be funded with the issuance of new shares. Stock awards granted after May 2006 have a minimum vesting period of three years for service based awards and one year for performance based awards. However, exceptions to the minimum vesting requirements may occur in the event of a merger or similar corporate event. As of January 28, 2007, there were 6,746,000 shares available for future grant.

Effective January 30, 2006, we adopted SFAS No. 123R, which requires us to measure and record compensation expense in our consolidated financial statements for all employee stock-based awards using a fair value method. Accordingly, at the beginning of fiscal 2006, we began recording compensation expense for all stock-based awards under the modified prospective transition method.

Prior to January 30, 2006, we accounted for stock-based compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense was recognized prior to fiscal 2006 for option awards with an exercise price equal to the fair value on the date of grant. The following table illustrates the effect on net earnings and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, to all of our stock-based compensation arrangements during fiscal 2005 and fiscal 2004:

| | *Fiscal Year Ended* | |
|---|---|---|
| *Dollars in thousands, except per share amounts* | Jan. 29, 2006 | Jan. 30, 2005 |
| Net earnings, as reported | $214,866 | $191,234 |
| Add: stock-based employee compensation expense included in reported net earnings, net of related tax effect | 273 | — |
| Less: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effect | (16,788) | (17,059) |
| Pro forma net earnings | $198,351 | $174,175 |
| Basic earnings per share | | |
| As reported | $ 1.86 | $ 1.65 |
| Pro forma | 1.72 | 1.50 |
| Diluted earnings per share | | |
| As reported | $ 1.81 | $ 1.60 |
| Pro forma | 1.69 | 1.47 |

As a result of adopting SFAS No. 123R, during fiscal 2006, our compensation expense recognized was based on the following:

- *Stock Options* – Amortization related to the remaining unvested portion of all stock options granted prior to January 30, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, and all stock options granted during fiscal 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.
- *Stock-Settled Stock Appreciation Rights* – Amortization of all stock-settled stock appreciation rights granted during fiscal 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.
- *Restricted Stock Units* – Amortization related to the unvested portion of all restricted stock units granted to date based on the market value of our stock on the date prior to the grant date.

The following tables summarize our stock option, stock-settled stock appreciation right and restricted stock unit activity during fiscal 2006, fiscal 2005 and fiscal 2004.

*Stock Options*
The following table summarizes our stock option activity during fiscal 2006, fiscal 2005 and fiscal 2004:

| | Shares | Weighted Average Exercise Price | Weighted Average Contractual Term Remaining (Years) | Intrinsic Value[1] |
|---|---|---|---|---|
| Balance February 1, 2004 | 11,779,658 | $16.58 | | |
| Granted (weighted average fair value of $20.58) | 1,626,811 | 32.57 | | |
| Exercised | (1,817,308) | 14.41 | | $ 35,270,000 |
| Canceled | (488,734) | 20.81 | | |
| Balance at January 30, 2005 | 11,100,427 | 19.08 | | |
| Granted (weighted average fair value of $23.77) | 1,754,990 | 39.07 | | |
| Exercised | (1,829,082) | 15.30 | | $ 42,844,000 |
| Canceled | (716,426) | 26.81 | | |
| Balance at January 29, 2006 | 10,309,909 | 22.63 | | |
| Granted (weighted average fair value of $13.83) | 146,700 | 40.21 | | |
| Exercised | (913,330) | 15.26 | | $ 20,669,000 |
| Canceled | (516,990) | 33.59 | | |
| Balance at January 28, 2007 | 9,026,289 | 23.04 | 5.17 | $109,551,000 |
| Exercisable at January 30, 2005 | 5,461,541 | $14.26 | | |
| Exercisable at January 29, 2006 | 5,704,164 | 16.00 | | |
| Exercisable at January 28, 2007 | 6,624,338 | 19.02 | 4.29 | $102,640,000 |

[1] *Intrinsic value is defined as the difference between the grant price and the current market value on the last business day of fiscal 2006.*

The following table summarizes information about stock options outstanding at January 28, 2007:

| Range of Exercise Prices | *Stock Options Outstanding* Number Outstanding | Weighted Average Contractual Life (Years) | Weighted Average Exercise Price | *Stock Options Exercisable* Number Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $ 7.03 – $13.02 | 1,862,663 | 1.89 | $ 8.94 | 1,862,663 | $ 8.94 |
| $13.22 – $17.94 | 1,837,893 | 3.51 | 14.70 | 1,837,093 | 14.71 |
| $17.97 – $26.00 | 2,174,973 | 5.70 | 23.89 | 1,732,474 | 24.27 |
| $26.07 – $38.84 | 2,707,610 | 7.54 | 34.65 | 1,116,918 | 33.23 |
| $39.77 – $43.85 | 443,150 | 8.76 | 41.68 | 75,190 | 42.16 |
| $ 7.03 – $43.85 | 9,026,289 | 5.17 | $23.04 | 6,624,338 | $19.02 |

The total expense recognized on all stock options was $18,452,000, zero, and zero, during fiscal 2006, fiscal 2005 and fiscal 2004, respectively. As of January 28, 2007, there was a remaining unamortized balance of $25,775,000 (net of estimated forfeitures), which we expect to recognize on a straight-line basis over an average remaining service period of approximately 2.5 years.

*Stock-Settled Stock Appreciation Rights*

A stock-settled stock appreciation right is an award that allows the recipient to receive common stock equal to the appreciation in the fair market value of our common stock between the date the award was granted and the conversion date for the number of shares as to which the right is exercised. Stock-settled stock appreciation rights will have value only if the shares increase in value after the grant date.

The following table summarizes our stock-settled stock appreciation right activity during fiscal 2006 (no stock-settled stock appreciation rights were granted during fiscal 2005 or fiscal 2004):

| | Shares | Weighted Average Conversion Price[1] | Weighted Average Contractual Term Remaining (Years) | Intrinsic Value[2] |
|---|---|---|---|---|
| Balance at January 29, 2006 | — | — | | |
| Granted (weighted average fair value of $12.37) | 2,111,550 | $36.23 | | |
| Converted | — | — | | — |
| Canceled | (132,700) | 39.43 | | |
| Balance at January 28, 2007 | 1,978,850 | $36.01 | 9.47 | $2,211,000 |
| Stock-settled stock appreciation rights vested at January 28, 2007 | — | — | — | — |

[1] *Conversion price is defined as the price from which stock-settled stock appreciation rights are measured.*

[2] *Intrinsic value is defined as the difference between the grant price and the current market value on the last business day of fiscal 2006.*

The following table summarizes information about stock-settled stock appreciation rights outstanding at January 28, 2007:

| Range of Conversion Prices | *Stock-Settled Stock Appreciation Rights Outstanding* Number Outstanding | Weighted Average Contractual Life (Years) | Weighted Average Conversion Price | *Stock-Settled Stock Appreciation Rights Vested* Number Vested | Weighted Average Conversion Price |
|---|---|---|---|---|---|
| $30.34 – $34.64 | 1,073,350 | 9.75 | $32.33 | — | — |
| $36.70 – $42.13 | 905,500 | 9.14 | 40.38 | — | — |
| $30.34 – $42.13 | 1,978,850 | 9.47 | $36.01 | — | — |

The total expense recognized on all stock-settled stock appreciation rights was $1,966,000, zero and zero, during fiscal 2006, fiscal 2005 and fiscal 2004, respectively. As of January 28, 2007, there was a remaining unamortized balance of $16,103,000 (net of estimated forfeitures), which we expect to recognize on a straight-line basis over an average remaining service period of approximately 4.0 years.

The fair value for both stock options and stock-settled stock appreciation rights was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

- *Expected Term* – For fiscal 2006, the expected term of the option awards represents the period of time between the grant date of the option award and the time the option award is either exercised or canceled including an estimate for those option awards still outstanding. For fiscal 2005 and fiscal 2004, the expected term of the option awards represents only the period of time between the grant date of the option award and the time the option award is either exercised or canceled.
- *Expected Volatility* – For fiscal 2006, the expected volatility is based on an average of the historical volatility of our stock price, for a period approximating our expected term, and the implied volatility of externally traded options of our stock that were entered into during the quarter. For fiscal 2005 and fiscal 2004, the expected volatility was based only on the historical volatility of our stock price.
- *Risk-Free Interest Rate* – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates our expected term.
- *Dividend Yield* – The dividend yield is based on the initiation of our quarterly cash dividend, authorized by our Board of Directors in March 2006, and its anticipated dividend payout over the expected term of the award.

The weighted average assumptions for fiscal 2006, fiscal 2005 and fiscal 2004 are as follows:

| | *Fiscal Year Ended* | | |
|---|---|---|---|
| | Jan. 28, 2007 | Jan. 29, 2006 | Jan. 30, 2005 |
| Expected term (years) | 5.0 | 6.5 | 6.8 |
| Expected volatility | 33.7% | 59.2% | 60.1% |
| Risk-free interest rate | 4.7% | 4.3% | 3.9% |
| Dividend yield | 1% | — | — |

*Restricted Stock Units*

The following table summarizes our restricted stock unit activity during fiscal 2006 and fiscal 2005 (no restricted stock units were granted during fiscal 2004):

| | Shares | Intrinsic Value[1] | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Unvested balance at January 30, 2005 | — | — | |
| Granted | 840,000 | | $42.18 |
| Vested | — | — | |
| Canceled | — | | |
| Unvested balance at January 29, 2006 | 840,000 | | 42.18 |
| Granted | 70,000 | | 30.34 |
| Vested | — | — | — |
| Canceled | (60,000) | | 42.18 |
| Unvested balance at January 28, 2007 | 850,000 | $29,104,000 | $41.20 |

[1] *Intrinsic value for restricted stock units is defined as the current market value on the last business day of fiscal 2006.*

The total value of all restricted stock units is being amortized on a straight-line basis over the vesting period, with fifty percent of the restricted stock units vesting on January 31, 2010, and the remaining fifty percent vesting on January 31, 2011, based upon the employees' continued employment throughout the vesting period subject to the company achieving certain earnings goals.

The total expense recognized on all restricted stock units was $6,341,000, $440,000 and zero, during fiscal 2006, fiscal 2005 and fiscal 2004, respectively. As of January 28, 2007, there was a remaining unamortized balance as of $23,126,000 (net of estimated forfeitures), which we expect to recognize on a straight-line basis over an average remaining service period of approximately 3.5 years.

*Total Stock-Based Compensation Expense*
During fiscal 2006, fiscal 2005 and fiscal 2004, we recognized total stock-based compensation expense, as a component of selling, general and administrative expense, of $26,759,000, $440,000 and zero ($16,575,000, $273,000 and zero, net of tax), or approximately $0.14, less than $0.01 and zero per diluted share, respectively.

*Tax Effect*
Prior to the adoption of SFAS No. 123R, we presented all tax benefits resulting from the exercise of stock-based awards as operating cash flows in the Condensed Consolidated Statements of Cash Flows. SFAS No. 123R requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost for stock-based awards exercised be classified as financing cash flows. During fiscal 2006, fiscal 2005 and fiscal 2004, cash received from stock-based awards exercised was $13,935,000, $28,002,000 and $26,190,000 respectively, and the tax benefit associated with such exercises totaled $7,696,000, $15,743,000 and $13,085,000, respectively.

**Note J: Williams-Sonoma, Inc. 401(k) Plan and Other Employee Benefits**

We have a defined contribution retirement plan, the "Williams-Sonoma, Inc. 401(k) Plan" (the "Plan"), formerly known as the Williams-Sonoma Associate Stock Incentive Plan, for eligible employees, which is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m) and 4975(e)(7). The Plan permits eligible employees to make salary deferral contributions up to 15% of eligible compensation each pay period (4% for certain higher paid individuals through December 2006, 5% thereafter). Employees designate the funds in which their contributions are invested. Each participant may choose to have his or her salary deferral contributions and earnings thereon invested in one or more investment funds, including our company stock fund. Our matching contribution is equal to 50% of each participant's salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant's eligible pay for the pay period (4% for certain higher paid individuals through December 2006, 5% thereafter). For the first five years of the participant's employment, all matching contributions generally vest at the rate of 20% per year of service, measuring service from the participant's hire date. Thereafter, all matching contributions vest immediately. The Plan consists of two parts: a profit sharing plan portion and, effective as of April 21, 2006, a stock bonus plan/ employee stock ownership plan (the "ESOP"). The ESOP portion is the portion that is invested in the company internal revenue stock fund at any time. The profit sharing and ESOP components of the Plan are considered a single plan under Code section 414(l). Our contributions to the plan were $3,467,000, $3,322,000 and $2,850,000 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

We have a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management and other certain highly compensated employees. This plan permits eligible employees to make salary and bonus deferrals that are 100% vested. We have an unsecured obligation to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant, during the deferral period. As of January 28, 2007 and January 29, 2006, $13,322,000 and $11,176,000, respectively, was included in other long-term obligations. Additionally, we have purchased life insurance policies on certain participants to potentially offset these unsecured obligations. The cash surrender value of these policies was $10,688,000 and $9,661,000 as of January 28, 2007 and January 29, 2006, respectively, and was included in other assets.

**Note K: Financial Guarantees**

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

### Note L: Commitments and Contingencies

On September 30, 2004, we entered into a five-year service agreement with IBM to host and manage certain aspects of our data center information technology infrastructure. The terms of the agreement require the payment of both fixed and variable charges over the life of the agreement. The variable charges are primarily based on CPU hours, storage capacity and support services that are expected to fluctuate throughout the term of the agreement.

Under the terms of the agreement, we are subject to a minimum charge over the five-year term of the agreement. This minimum charge is based on both a fixed and variable component calculated as a percentage of the total estimated service charges over the five-year term of the agreement. As of January 28, 2007, we estimate the remaining minimum charge to be approximately $14,491,000. The fixed component of this minimum charge will be paid annually not to exceed approximately $5,000,000, while the variable component will be based on usage. The agreement can be terminated at any time for cause and after 24 months for convenience. In the event the agreement is terminated for convenience, a graduated termination fee will be assessed based on the time period remaining in the contract term. As of January 28, 2007, this termination fee does not exceed $6,000,000. We recognized expense relating to this agreement of approximately $14,000,000, $12,000,000 and $3,000,000 during fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

### Note M: Segment Reporting

We have two reportable segments, retail and direct-to-customer. The retail segment has five merchandising concepts which sell products for the home (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The five retail merchandising concepts are operating segments, which have been aggregated into one reportable segment, retail. The direct-to-customer segment has six merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm and Williams-Sonoma Home) and sells similar products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). All of our Hold Everything retail stores were closed during late 2005 and the first quarter of fiscal 2006. The final phase of our operational shutdown was completed in the second quarter of fiscal 2006, with our final Hold Everything catalog mailed in May 2006 and our Hold Everything website ceasing operations in June 2006. Management's expectation is that the overall economics of each of our major concepts within each reportable segment will be similar over time.

These reportable segments are strategic business units that offer similar home-centered products. They are managed separately because the business units utilize two distinct distribution and marketing strategies. It is not practicable for us to report revenue by product group.

We use earnings before unallocated corporate overhead, interest and taxes to evaluate segment profitability. Unallocated costs before income taxes include corporate employee-related costs, occupancy expense (including depreciation expense), third-party service costs and administrative costs, primarily in our corporate systems, corporate facilities and other administrative departments. Unallocated assets include corporate cash and cash equivalents, the net book value of corporate facilities and related information systems, deferred income taxes and other corporate long-lived assets.

Income tax information by segment has not been included as taxes are calculated at a company-wide level and are not allocated to each segment.

**Segment Information**

| *Dollars in thousands* | Retail[1] | Direct-to-Customer | Unallocated | Total |
|---|---|---|---|---|
| 2006 | | | | |
| Net revenues | $2,153,978 | $1,573,535 | — | $3,727,513 |
| Depreciation and amortization expense | 92,372 | 19,650 | $ 23,009 | 135,031 |
| Earnings (loss) before income taxes[2] | 264,574 | 248,793 | (176,181) | 337,186 |
| Assets[3] | 1,062,362 | 349,419 | 636,550 | 2,048,331 |
| Capital expenditures | 125,333 | 25,686 | 39,961 | 190,980 |
| 2005 | | | | |
| Net revenues | $2,032,907 | $1,506,040 | — | $3,538,947 |
| Depreciation and amortization expense | 84,045 | 17,566 | $ 21,588 | 123,199 |
| Earnings (loss) before income taxes[4] | 278,057 | 232,023 | (161,282) | 348,798 |
| Assets[3] | 986,222 | 295,200 | 700,198 | 1,981,620 |
| Capital expenditures | 96,918 | 20,984 | 33,886 | 151,788 |
| 2004 | | | | |
| Net revenues | $1,810,979 | $1,325,952 | — | $3,136,931 |
| Depreciation and amortization expense | 76,667 | 16,174 | $ 18,783 | 111,624 |
| Earnings (loss) before income taxes | 253,038 | 210,809 | (153,642) | 310,205 |
| Assets[4] | 910,924 | 279,579 | 555,042 | 1,745,545 |
| Capital expenditures | 90,027 | 40,894 | 50,532 | 181,453 |

*[1] Net revenues include $78.1 million, $64.6 million and $50.1 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively, related to our foreign operations.*

*[2] Includes $2.4 million, $1.6 million, and $0.3 million in the retail, direct-to-customer, and corporate unallocated segments, respectively, related to the transitioning of the merchandising strategies of our Hold Everything brand into our other existing brands.*

*[3] Includes $23.1 million, $26.5 million and $23.1 million of long-term assets in fiscal 2006, fiscal 2005 and fiscal 2004, respectively, related to our foreign operations.*

*[4] Includes $11.4 million, $2.0 million, and $0.1 million in the retail, direct-to-customer, and corporate unallocated segments, respectively, related to the transitioning of the merchandising strategies of our Hold Everything brand into our other existing brands.*

Form 10-K

*Report of Independent Registered Public Accounting Firm*

To the Board of Directors and Shareholders of
Williams-Sonoma, Inc.:

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the "Company") as of January 28, 2007 and January 29, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 28, 2007. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting (under Part II, item 9a, Controls and Procedures), that the Company maintained effective internal control over financial reporting as of January 28, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of January 28, 2007 and January 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 28, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note A to the consolidated financial statements, on January 30, 2006, the Company changed its method of accounting for share-based payment arrangements to conform to Statement of Financial Accounting Standards No. 123(R), "Share Based Payment" and adopted Financial Accounting Standards Board Staff Position 13-1, "Accounting for Rental Costs Incurred During a Construction Period".

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 29, 2007

## *Quarterly Financial Information*
## *(Unaudited)*

*Dollars in thousands, except per share amounts*

| Fiscal 2006 | First Quarter | Second Quarter[3] | Third Quarter | Fourth Quarter | Full Year |
|---|---|---|---|---|---|
| Net revenues | $794,286 | $825,536 | $852,758 | $1,254,933 | $3,727,513 |
| Gross margin | 305,421 | 314,560 | 325,738 | 541,568 | 1,487,287 |
| Earnings before income taxes | 37,485 | 57,762 | 44,644 | 197,295 | 337,186 |
| Net earnings | 23,099 | 35,563 | 29,142 | 121,064 | 208,868 |
| Basic earnings per share[1] | $ 0.20 | $ 0.31 | $ 0.26 | $ 1.08 | $ 1.83 |
| Diluted earnings per share[1] | $ 0.20 | $ 0.30 | $ 0.25 | $ 1.06 | $ 1.79 |
| Stock price (as of quarter-end)[2] | $ 41.87 | $ 32.23 | $ 34.26 | $ 34.24 | $ 34.24 |

| Fiscal 2005 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter[4] | Full Year |
|---|---|---|---|---|---|
| Net revenues | $720,688 | $776,239 | $827,623 | $1,214,397 | $3,538,947 |
| Gross margin | 284,922 | 294,835 | 326,077 | 529,648 | 1,435,482 |
| Earnings before income taxes | 44,324 | 49,601 | 59,958 | 194,915 | 348,798 |
| Net earnings | 26,173 | 30,823 | 37,087 | 120,783 | 214,866 |
| Basic earnings per share[1] | $ 0.23 | $ 0.27 | $ 0.32 | $ 1.05 | $ 1.86 |
| Diluted earnings per share[1] | $ 0.22 | $ 0.26 | $ 0.31 | $ 1.02 | $ 1.81 |
| Stock price (as of quarter-end)[2] | $ 33.49 | $ 44.16 | $ 37.34 | $ 40.62 | $ 40.62 |

*[1] The sum of the quarterly net earnings per share amounts will not necessarily equal the annual net earnings per share as each quarter is calculated independently.*

*[2] Stock price represents our common stock price at the close of business on the Friday before our fiscal quarter-end.*

*[3] Includes a net pre-tax benefit of $10,200,000 in selling, general and administrative expenses related to unredeemed gift certificate income due to a change in estimate, the Visa/MasterCard litigation settlement income and the expense associated with the departure of our former Chief Executive Officer.*

*[4] Includes a pre-tax charge of $4,500,000 in cost of goods sold and $9,000,000 in selling, general and administrative expenses related to the transitioning of the merchandising strategies of our Hold Everything brand into our other existing brands. See Note A to our Consolidated Financial Statements.*

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### *Evaluation of Disclosure Controls and Procedures*

As of January 28, 2007, an evaluation was performed by management, with the participation of our Chief Executive Officer ("CEO") and our Executive Vice President, Chief Operating and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely discussions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

### *Changes in Internal Control Over Financial Reporting*

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

***Management's Report on Internal Control Over Financial Reporting***

Our management is responsible for establishing and maintaining adequate internal control over the company's financial reporting. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even any effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Our management assessed the effectiveness of the company's internal control over financial reporting as of January 28, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment using those criteria, our management concluded that, as of January 28, 2007, our internal control over financial reporting is effective.

Our independent registered public accounting firm audited the financial statements included in this Annual Report on Form 10-K and has issued an attestation report on management's assessment of the company's internal control over financial reporting. This report appears on pages 64 through 65 of this annual report on Form 10-K.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item is incorporated by reference herein to the information under the headings "Election of Directors," "Information Concerning Executive Officers," "Committee Reports–Nominations and Corporate Governance Committee Report," "Committee Reports–Audit and Finance Committee Report," "Corporate Governance Guidelines and Corporate Code of Conduct" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

### ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference herein to information under the headings "Election of Directors," "Information Concerning Executive Officers," "Compensation Discussion and Analysis," and "Committee Reports–Compensation Committee Report" in our Proxy Statement.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference herein to information under the headings "Security Ownership of Principal Shareholders and Management" and "Equity Compensation Plan Information" in our Proxy Statement.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item is incorporated by reference herein to information under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference herein to information under the headings "Committee Reports–Audit and Finance Committee Report" and "Audit and Related Fees" in our Proxy Statement.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

The following consolidated financial statements of Williams-Sonoma, Inc. and subsidiaries and the related notes are filed as part of this report pursuant to Item 8:

Consolidated Statements of Earnings for the fiscal years ended January 28, 2007, January 29, 2006 and January 30, 2005

Consolidated Balance Sheets as of January 28, 2007 and January 29, 2006

Consolidated Statements of Shareholders' Equity for the fiscal years ended January 28, 2007, January 29, 2006 and January 30, 2005

Consolidated Statements of Cash Flows for the fiscal years ended January 28, 2007, January 29, 2006 and January 30, 2005

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Quarterly Financial Information

(a)(2) Financial Statement Schedules: Schedules have been omitted because they are not required or because the required information, where material, is included in the financial statements, notes, or supplementary financial information.

(a)(3) Exhibits: See Exhibit Index on pages 71 through 77.

(b) Exhibits: See Exhibit Index on pages 71 through 77.

(c) Financial Statement Schedules: Schedules have been omitted because they are not required or are not applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAMS-SONOMA, INC.

Date:March 29, 2007

By /s/ W. HOWARD LESTER
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| Date: March 29, 2007 | /s/ W. HOWARD LESTER<br>W. Howard Lester<br>Chairman of the Board of Directors and Chief Executive Officer<br>(principal executive officer) |
| Date: March 29, 2007 | /s/ SHARON L. MCCOLLAM<br>Sharon L. McCollam<br>Executive Vice President, Chief Operating and Chief Financial Officer<br>(principal financial officer and principal accounting officer) |
| Date: March 29, 2007 | /s/ SANJIV AHUJA<br>Sanjiv Ahuja<br>Director |
| Date: March 29, 2007 | /s/ ADRIAN D.P. BELLAMY<br>Adrian D.P. Bellamy<br>Director |
| Date: March 29, 2007 | /s/ PATRICK J. CONNOLLY<br>Patrick J. Connolly<br>Director and Executive Vice President, Chief Marketing Officer |
| Date: March 29, 2007 | /s/ ADRIAN T. DILLON<br>Adrian T. Dillon<br>Director |
| Date: March 29, 2007 | /s/ MICHAEL R. LYNCH<br>Michael R. Lynch<br>Director |
| Date: March 29, 2007 | /s/ EDWARD A. MUELLER<br>Edward A. Mueller<br>Director |
| Date: March 29, 2007 | /s/ RICHARD T. ROBERTSON<br>Richard T. Robertson<br>Director |
| Date: March 29, 2007 | /s/ DAVID B. ZENOFF<br>David B. Zenoff<br>Director |

## EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2007

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| **ARTICLES OF INCORPORATION AND BYLAWS** | |
| 3.1 | Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704) |
| 3.2 | Certificate of Amendment of Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1A to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077) |
| 3.3 | Certificate of Amendment of Restated Articles of Incorporation, as Amended, of the Company, dated April 29, 2002 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077) |
| 3.4 | Certificate of Amendment of Restated Articles of Incorporation, as Amended, of the Company, dated as of July 22, 2003 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2003 as filed with the Commission on September 11, 2003, File No. 001-14077) |
| 3.5 | Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2006 as filed with the Commission on September 5, 2006, File No. 001-14077) |
| **FINANCING AGREEMENTS** | |
| 10.1 | Fourth Amended and Restated Credit Agreement, dated October 4, 2006, between the Company and Bank of America, N.A., as administrative agent, L/C Issuer and lender of swingline advances, Banc of America Securities LLC, as sole lead arranger and sole book manager, The Bank of New York and Wells Fargo Bank N.A., as co-syndication agents, JPMorgan Chase Bank, N.A. and Union Bank of California, N.A., as co-documentation agents, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| 10.2 | Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077) |
| 10.3 | First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077) |

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
| --- | --- |
| 10.4 | Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| 10.5 | Third Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| 10.6 | Reimbursement Agreement between the Company and The Bank of New York dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077) |
| 10.7 | First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077) |
| 10.8 | Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| 10.9 | Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077) |
| 10.10 | First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077) |
| 10.11 | Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| 10.12 | Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| 10.13 | First Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| 10.14 | Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| 10.15 | First Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| **STOCK PLANS** | |
| 10.16+ | Williams-Sonoma, Inc. Amended and Restated 1993 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077) |
| 10.17+ | Williams-Sonoma, Inc. 2000 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 as filed with the Commission on October 27, 2000, File No. 333-48750) |
| 10.18+ | Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077) |
| 10.19+ | Forms of Notice of Grant and Stock Option Agreement under the Company's 1993 Stock Option Plan, 2000 Nonqualified Stock Option Plan and 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2004 as filed with the Commission on December 10, 2004, File No. 001-14077) |
| 10.20+ | Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 12, 2006, File No. 001-14077) |
| 10.21+ | Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 20, 2006, File No. 001-14077) |

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| **OTHER INCENTIVE PLANS** | |
| 10.22+ | 2001 Incentive Bonus Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 24, 2005, File No. 001-14077) |
| 10.23+ | Second Amendment and Restatement of the Williams-Sonoma, Inc. Executive Deferral Plan, dated November 23, 1998 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077) |
| 10.24*+ | Williams-Sonoma, Inc. 401(k) Plan, as amended and restated effective January 1, 2002, except as otherwise noted, and including amendments effective through December 31, 2006 |
| **PROPERTIES** | |
| 10.25 | Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1983 as filed with the Commission on October 14, 1983, File No. 000-12704) |
| 10.26 | First Amendment, dated December 1, 1985, to the Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 1986 as filed with the Commission on May 2, 1986, File No. 000-12704) |
| 10.27 | Second Amendment, dated December 1, 1993, to the Warehouse – Distribution Facility lease dated July 1, 1983 between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1994 as filed with the Commission on April 29, 1994, File No. 000-12704) |
| 10.28 | Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990, by and between Hewson-Memphis Partners and the Company (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 1990 as filed with the Commission on December 12, 1990, File No. 000-12704) |
| 10.29 | First Amendment, dated December 22, 1993, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee between the Company and Hewson-Memphis Partners, dated as of August 1, 1990 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077) |
| 10.30 | Second Amendment, dated September 1, 1994, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 1994 as filed with the Commission on December 13, 1994, File No. 000-12704) |

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| 10.31 | Third Amendment, dated October 24, 1995, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.2E to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704) |
| 10.32 | Fourth Amendment, dated February 1, 1996, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077) |
| 10.33 | Fifth Amendment to Sublease, dated March 1, 1999, incorrectly titled Fourth Amendment to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077) |
| 10.34 | Memorandum of Understanding between the Company and the State of Mississippi, Mississippi Business Finance Corporation, Desoto County, Mississippi, the City of Olive Branch, Mississippi and Hewson Properties, Inc., dated August 24, 1998 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended August 2, 1998 as filed with the Commission on September 14, 1998, File No. 001-14077) |
| 10.35 | Olive Branch Distribution Facility Lease, dated December 1, 1998, between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor (incorporated by reference to Exhibit 10.3D to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077) |
| 10.36 | First Amendment, dated September 1, 1999, to the Olive Branch Distribution Facility Lease between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor, dated December 1, 1998 (incorporated by reference to Exhibit 10.3B to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077) |
| 10.37 | Lease for an additional Company distribution facility located in Olive Branch, Mississippi between Williams-Sonoma Retail Services, Inc. as lessee and SPI WS II, LLC (the successor-in-interest to Hewson/Desoto Partners, L.L.C.) as lessor, dated November 15, 1999 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077) |
| 10.38 | Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee and ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, dated December 1, 2003 (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 as filed with the Commission on April 15, 2004, File No. 001-14077) |

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| 10.39 | First Addendum, dated February 27, 2004, to Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee, ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, and the Company as guarantor dated December 1, 2003 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2004 as filed with the Commission on June 9, 2004, File No. 001-14077) |
| 10.40 | Second Addendum, dated June 1, 2004, to Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee, ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, and the Company as guarantor dated December 1, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077) |
| 10.41 | Lease for Company distribution facility on the East Coast located in Cranbury, New Jersey between Williams-Sonoma Direct, Inc. and Keystone Cranbury East, LLC, effective as of February 2, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2004 as filed with the Commission on June 9, 2004, File No. 001-14077) |

**EMPLOYMENT AGREEMENTS**

| | |
|---|---|
| 10.42+ | Employment Agreement between the Company and Laura Alber, dated March 19, 2001 (incorporated by reference to Exhibit 10.77 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077) |
| 10.43+ | Employment Agreement between the Company and Sharon McCollam, dated December 28, 2002 (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077) |
| 10.44+ | Separation Agreement entered into July 9, 2006 between Williams-Sonoma, Inc. and Edward Mueller (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on July 11, 2006, File No. 001-14077) |

**OTHER AGREEMENTS**

| | |
|---|---|
| 10.45# | Aircraft Purchase Agreement, dated April 30, 2003, between the Company as buyer and Bombardier Inc. as seller (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 as filed with the Commission on April 15, 2004, File No. 001-14077) |
| 10.46# | Services Agreement, dated September 30, 2004, by and between the Company and International Business Machines Corporation (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2004 as filed with the Commission on December 10, 2004, File No. 001-14077) |

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| **OTHER EXHIBITS** | |
| 21.1* | Subsidiaries |
| 23.1* | Consent of Independent Registered Public Accounting Firm |
| **CERTIFICATIONS** | |
| 31.1* | Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended |
| 31.2* | Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended |
| 32.1* | Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2* | Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

* *Filed herewith.*

\+ *Indicates a management contract or compensatory plan or arrangement.*

\# *We have requested confidential treatment on certain portions of this exhibit from the SEC. The omitted portions have been filed separately with the SEC.*

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# NOTICE OF
# 2007 ANNUAL MEETING OF SHAREHOLDERS

# PROXY STATEMENT

WILLIAMS-SONOMA, INC.

2006 ANNUAL REPORT

Proxy

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# WILLIAMS-SONOMA, INC.

**3250 Van Ness Avenue**
**San Francisco, California 94109**
**www.williams-sonomainc.com**

## NOTICE OF 2007 ANNUAL MEETING OF SHAREHOLDERS

| | |
|---|---|
| MEETING DATE: | Wednesday, May 16, 2007 |
| TIME: | 9:00 a.m. Pacific Time |
| PLACE: | Williams-Sonoma, Inc.<br>3250 Van Ness Avenue<br>San Francisco, California 94109 |
| ITEMS OF BUSINESS: | 1) The election of our Board of Directors;<br>2) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2008; and<br>3) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting. |
| WHO CAN VOTE: | You may vote if you were a shareholder of record as of March 19, 2007. |
| DATE OF MAILING: | This notice, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 9, 2007. |

By Order of the Board of Directors

Seth R. Jaffe
Secretary

**YOUR VOTE IS IMPORTANT**

Instructions for submitting your proxy are summarized in the Proxy Statement and on your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy through the Internet, by telephone, or mark, sign, date and promptly return the enclosed proxy card in the enclosed envelope. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

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# WILLIAMS-SONOMA, INC.

**3250 Van Ness Avenue**
**San Francisco, California 94109**
**www.williams-sonomainc.com**

## PROXY STATEMENT FOR THE 2007 ANNUAL MEETING OF SHAREHOLDERS

### GENERAL INFORMATION

Our Board of Directors is soliciting this Proxy Statement and the enclosed proxy card for use at our 2007 Annual Meeting of Shareholders, to be held on Wednesday, May 16, 2007 at 9:00 a.m. Pacific Time, and for any adjournment or postponement of the meeting. Our Annual Meeting will be held at our corporate headquarters located at 3250 Van Ness Avenue, San Francisco, California 94109. Our Annual Report to Shareholders for the fiscal year ended January 28, 2007, or fiscal 2006, including our financial statements for fiscal 2006, is also enclosed. These proxy materials are first being mailed to shareholders on or about April 9, 2007.

**What is the purpose of the Annual Meeting?**

Shareholders will be asked to vote on the following matters:

1) The election of our Board of Directors;

2) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2008; and

3) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting, including shareholder proposals. At this time, we do not know of any other matters to be brought before the Annual Meeting.

**Who may vote?**

Only shareholders of record at the close of business on March 19, 2007, the record date, are entitled to receive notice of and to vote at the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 110,161,426 shares of our common stock outstanding and entitled to vote, and there were 502 shareholders of record, which number does not include shares held in the name of a bank or brokerage firm. We do not have any outstanding shares of preferred stock.

**How do I vote?**

You may vote in person at the Annual Meeting, electronically by submitting your proxy through the Internet, by telephone or by returning the enclosed proxy card in the enclosed envelope before the Annual Meeting. Proxies properly executed, returned to us on a timely basis and not revoked will be voted in accordance with the instructions contained in the proxy. If any matter not described in this Proxy Statement is properly presented for action at the meeting, the persons named in the enclosed proxy will have discretionary authority to vote according to their best judgment.

**How do I vote electronically or by telephone?**

You may vote electronically by submitting your proxy through the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate your identity as a Williams-Sonoma, Inc. shareholder, to allow you to vote your shares and to confirm that your instructions have been properly recorded. Specific instructions to be followed for voting through the Internet or by telephone are summarized below in this Proxy Statement and on your proxy card.

*Shares Registered Directly in the Name of the Shareholder*

If your shares are registered directly in your name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services, then you may vote your shares:

- on the Internet at www.eproxy.com/wsm/; or
- by calling Wells Fargo Shareowner Services from within the United States at 800-560-1965.

Proxies for shares registered directly in your name that are submitted through the Internet or by telephone must be received before noon Pacific Time on Tuesday, May 15, 2007.

*Shares Registered in the Name of a Brokerage Firm or Bank*

If your shares are held in an account at a brokerage firm or bank, you should follow the voting instructions on your proxy card.

**What if I return my proxy card directly to the company, but do not provide voting instructions?**

If a signed proxy card is returned to us without any indication of how your shares should be voted, votes will be cast "FOR" the election of the directors named in this Proxy Statement and "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2008.

**How many votes must be present to hold the Annual Meeting?**

Shareholders holding a majority of our outstanding shares as of the record date must be present in person or by proxy at the Annual Meeting so that we may transact business. This is known as a quorum. Shares that are voted in person or by the Internet, telephone or signed proxy card, and abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present for purposes of determining whether there is a quorum at the Annual Meeting.

**What is a broker non-vote?**

The term broker non-vote refers to shares that are held of record by a broker for the benefit of the broker's clients but that are not voted at the Annual Meeting on certain non-routine matters set forth in New York Stock Exchange, or NYSE, Rule 402.08(b) because a broker did not receive instructions from the broker's clients on how to vote the shares and, therefore, was prohibited from voting the shares.

**What is cumulative voting and when does it occur?**

Cumulative voting is a system of shareholder voting to elect directors that allows a shareholder to cast all of the shareholder's votes for a single director or multiple directors. If a shareholder requests that cumulative voting take place, then every shareholder entitled to vote may cumulate votes for director nominees, and you will be entitled to cast as many votes as are equal to the number of shares owned by you as of the record date multiplied by the number of directors to be elected. To engage in cumulative voting, a shareholder entitled to vote at the Annual Meeting must give notice of the shareholder's intention to cumulate votes before voting begins. If that occurs, you may cumulate votes only with respect to the election of director nominees whose names were placed in nomination prior to the voting for directors. Cumulative votes may be cast for one director nominee or distributed among two or more director nominees. For example, if you owned 100 shares of our common stock as of the record date and eight directors were being elected, you would have 800 votes (100 shares multiplied by eight directors) to cast for one or more of the director nominees at the Annual Meeting.

A director elected by cumulative voting can only be removed without cause by the same cumulative voting standards.

As of the date of this Proxy Statement, we have not received notice that any shareholder has requested the ability to cumulate votes for directors.

**How many votes are needed to elect directors?**

The eight director nominees receiving the highest number of votes at the Annual Meeting will be elected as directors. This is called a plurality. Your proxy will be voted in accordance with your instructions. If no instructions are given, the proxy holders will vote "FOR" each of the director nominees. Since directors are elected by a plurality, broker non-votes and abstentions will have no effect on the outcome of the election.

**How many votes are needed to approve Proposal 2?**

Proposal 2, the ratification of the selection of our independent registered public accounting firm, requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting. Proxy cards marked "abstain" and broker non-votes are not counted as votes cast. Proxy cards marked "abstain" or broker non-votes will have the effect of a "NO" vote on Proposal 2 if the number of affirmative votes cast for either proposal is a majority of the votes cast but does not constitute a majority of the quorum required to transact business at the Annual Meeting.

**Are there any shareholder proposals this year?**

No. We did not receive notice on or before December 15, 2006 of any shareholder proposals requesting inclusion in our Proxy Statement for the Annual Meeting or of any shareholder proposals to be raised at the Annual Meeting.

**What if I want to change my vote(s)?**

You may revoke your proxy prior to the close of voting at the Annual Meeting by any of the following methods:

- sending written notice of revocation to our Secretary;
- sending a signed proxy card bearing a later date to our Secretary; or
- attending the Annual Meeting, revoking your proxy and voting in person.

**What is householding?**

Householding is a cost-cutting procedure used by us and approved by the Securities and Exchange Commission, or SEC. Under the householding procedure, we send only one Annual Report and Proxy Statement to shareholders of record who share the same address and last name, unless one of those shareholders notifies us that the shareholder would like a separate Annual Report and Proxy Statement. A shareholder may notify us that the shareholder would like a separate Annual Report and Proxy Statement by phone at 415-421-7900 or at the following mailing address: 3250 Van Ness Avenue, San Francisco, California 94109, Attention: Annual Report Administrator. If we receive such notification that the shareholder wishes to receive a separate Annual Report and Proxy Statement, we will promptly deliver such Annual Report and Proxy Statement. A separate proxy card is included in the materials for each shareholder of record. If you wish to update your participation in householding, you may contact your broker or our mailing agent, ADP Investor Communication Services, at 800-542-1061.

**What if I received more than one proxy card?**

If you received more than one proxy card, it means that you have multiple accounts with brokers and/or our transfer agent. You must complete each proxy card in order to vote all of your shares. If you are interested in consolidating your accounts, you may contact your broker or our transfer agent, Wells Fargo Shareowner Services, at 800-468-9716.

**Who pays the expenses incurred in connection with the solicitation of proxies?**

We pay all of the expenses incurred in preparing, assembling and mailing this Proxy Statement and the materials enclosed. We have retained Skinner & Company to assist in the solicitation of proxies at an estimated cost to us of $6,500. Some of our officers or employees may solicit proxies personally or by telephone or other means. None of those officers or employees will receive special compensation for such services.

## PROPOSAL 1

## ELECTION OF DIRECTORS

**What is this proposal?**

This is a proposal to elect our Board of Directors.

**How many members are on our Board?**

We currently have nine directors. Assuming each director nominee is elected, after the 2007 Annual Meeting, we will have eight directors.

**Has the Board determined which directors are independent?**

The Board has determined that Adrian D.P. Bellamy, Adrian T. Dillon, Anthony A. Greener, Michael R. Lynch, Richard T. Robertson and David B. Zenoff meet the independence requirements of our "Policy Regarding Director Independence," which is part of our Corporate Governance Guidelines. Accordingly, the Board has determined that none of these director nominees has a material relationship with us and that they are independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Further, our Board committees satisfy the independence requirements of the NYSE and SEC. The Board's independence determination was based on information provided by our director nominees and discussions among our officers and director nominees.

**How often did our Board meet in fiscal 2006?**

During fiscal 2006, our Board held a total of seven meetings. Each director who was a member of our Board during fiscal 2006, with the exception of Adrian Bellamy and Jeanne Jackson, attended at least 75% of the total Board meetings and the meetings held by all committees of the Board on which such director served. Mr. Bellamy attended five of the seven Board meetings. Ms. Jackson resigned from the Board on October 30, 2006.

**What is our policy for director attendance at the Annual Meeting?**

Our policy is that directors who are up for election at our Annual Meeting should attend the Annual Meeting. Each incumbent director who was a member of our Board at the time of our 2006 Annual Meeting attended the meeting.

**How can shareholders and interested parties communicate with members of the Board?**

Shareholders and interested parties may send written communications to the Board or to any of the directors at the following address: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. All communications will be compiled by our Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

**What will happen if a nominee is unwilling or unable to serve prior to the Annual Meeting?**

Our Board has no reason to believe that any of the nominees will be unwilling or unable to serve as a director. However, should a nominee become unwilling or unable to serve prior to the Annual Meeting, our Nominations and Corporate Governance Committee would recommend another person or persons to be nominated by our Board to stand for election, and your proxies would be voted for the person or persons selected by the committee.

**How are the directors compensated?**

Directors do not presently receive any cash compensation for their service on our Board or Board committees. As their exclusive compensation relating to Board and Board committee service, non-employee directors are awarded equity grants. Specifically, during fiscal 2006, we granted each non-employee director an option to purchase 13,500 shares of our common stock upon the non-employee director's initial election to our Board. We also granted to each non-employee director on the date of the Annual Meeting an option to purchase 12,500 shares of our common stock (so long as the non-employee director had been serving on our Board for at least three months). We also annually granted to the chairperson of the Audit and Finance Committee an option to purchase 3,000 shares of our common stock and to the chairpersons of the Compensation Committee and the Nominations and Corporate Governance Committee an option to purchase 1,000 shares of our common stock. The exercise price of these options is equal to the closing price of our common stock on the trading day prior to the grant date. These options granted to our non-employee directors and committee chairpersons generally vest one year from the date of grant.

Beginning with the 2007 Annual Meeting, we intend to make the following equity grants to non-employee directors as compensation for their service on our Board or Board committees:

| | Stock-Settled Stock Appreciation Rights(1) | Restricted Stock Units |
|---|---|---|
| Initial Election to the Board | 6,750 | 2,250 |
| Annual Grant for Board Service(2) | 6,250 | 2,100 |
| Annual Grant to Chairperson of the Audit and Finance Committee | 1,500 | 500 |
| Annual Grant to Chairperson of the Compensation Committee | 500 | 200 |
| Annual Grant to Chairperson of the Nominations and Corporate Governance Committee | 500 | 200 |

(1) Exercise price of these stock-settled stock appreciation rights is equal to the closing price of the Company's common stock on the trading day prior to the grant date.

(2) Awarded on the date of the Annual Meeting so long as the non-employee director has been serving on the Board for at least three months.

In addition to the equity awards described above, we reimburse travel expenses related to attending Board, committee or our business meetings and offer discounts on our merchandise to all non-employee directors and their spouses.

The Board has also approved a share ownership policy for non-employee directors. Each non-management director must, within five years of the 2007 Annual Meeting (or within five years of joining the Board for directors elected after this annual meeting), hold a number of shares of company stock equal to at least three times the number of Restricted Stock Units (RSUs) that the director receives annually, excluding any RSUs received for service on a Board committee. The share ownership requirement may be filled by shares held outright by the director (or immediate family member in the household), shares held in trust for the benefit of the director (or immediate family member in the household), or RSUs granted by the company and held by the director.

## Non-Employee Director Compensation During Fiscal 2006

The following table shows the compensation paid to our non-employee directors during fiscal 2006:

| | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Option Awards ($)(1) | Non-Stock Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Compensation ($)(9) | Total ($) |
|---|---|---|---|---|---|---|---|
| Sanjiv Ahuja . . . . . . . | — | — | $199,740(2) | — | — | $2,323 | $202,063 |
| Adrian Bellamy . . . . . . | — | — | $215,720(3) | — | — | $7,784 | $223,504 |
| Adrian Dillon . . . . . . . | — | — | $205,160(4) | — | — | $7,677 | $212,837 |
| Jeanne Jackson . . . . . . | — | — | $ 82,924(5) | — | — | — | $ 82,924 |
| Michael Lynch . . . . . . | — | — | $235,621(6) | — | — | $4,316 | $239,937 |
| Richard Robertson . . . . | — | — | $199,740(7) | — | — | $1,636 | $201,376 |
| David Zenoff . . . . . . . . | — | — | $303,568(8) | — | — | $2,797 | $306,365 |

(1) Based on the compensation cost recognized in fiscal 2006 for financial statement reporting purposes as determined pursuant to Statement of Financial Accounting Standards, or SFAS, No. 123R, disregarding forfeiture assumptions. Assumptions used in the calculation of these amounts are included in Note I to our Consolidated Financial Statements which is included in our Annual Report on Form 10-K for the fiscal year ended January 28, 2007.

(2) Fiscal 2006 expense associated with (i) an option award of 12,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64, disregarding forfeiture assumptions and (ii) an option award of 12,500 shares of common stock made on May 18, 2005 at an exercise price of $36.53 per share, with a fair value as of the grant date of $22.21, disregarding forfeiture assumptions.

(3) Fiscal 2006 expense associated with (i) an option award of 13,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64, disregarding forfeiture assumptions and (ii) an option award of 13,500 shares of common stock made on May 18, 2005 at an exercise price of $36.53 per share, with a fair value as of the grant date of $22.21, disregarding forfeiture assumptions.

(4) Fiscal 2006 expense associated with (i) an option award of 15,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64, disregarding forfeiture assumptions and (ii) an option award of 13,500 shares of common stock made on April 18, 2005 at an exercise price of $33.66 per share, with a fair value as of the grant date of $20.64, disregarding forfeiture assumptions.

(5) Fiscal 2006 expense associated with an option award of 12,500 shares of common stock made on May 18, 2005 at an exercise price of $36.53 per share, with a fair value as of the grant date of $22.21, disregarding forfeiture assumptions. Ms. Jackson resigned from the Board on October 30, 2006 and her option award made on May 23, 2006 was canceled.

(6) Fiscal 2006 expense associated with (i) an option award of 13,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64, disregarding forfeiture assumptions and (ii) an option award of 16,500 shares of common stock made on May 18, 2005 at an exercise price of $36.53 per share, with a fair value as of the grant date of $22.21, disregarding forfeiture assumptions.

(7) Fiscal 2006 expense associated with (i) an option award of 12,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64, disregarding forfeiture assumptions and (ii) an option award of 12,500 shares of common stock made on May 18, 2005 at an exercise price of $36.53 per share, with a fair value as of the grant date of $22.21, disregarding forfeiture assumptions.

(8) Fiscal 2006 expense associated with (i) an option award of 12,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64, disregarding forfeiture assumptions and (ii) an option award of 13,500 shares of common stock made on August 17, 2005 at an exercise price of $41.94 per share, with a fair value as of the grant date of $25.25, disregarding forfeiture assumptions.

(9) Discount on merchandise.

**Does the Board hold executive sessions?**

It is the Board's policy to have a separate meeting time for independent directors, typically during the regularly scheduled Board meetings. The executive sessions are led by the chairperson of the Nominations and Corporate Governance Committee of the Board, an independent director. The chairperson of the Nominations and Corporate Governance Committee is currently Michael R. Lynch.

**Are there any family or other special relationships among the director nominees and our executive officers?**

No. There are no family or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

**Were any incumbent directors not elected at the 2006 Annual Meeting?**

No. All of our incumbent directors were elected at the 2006 Annual Meeting.

**Information Regarding the Director Nominees**

The following table sets forth information, as of March 29, 2007, with respect to each director nominee. Each director nominee furnished the biographical information set forth below.

**Executive Officers:**

| Nominee | Director Since | Position with the Company and Recent Business Experience |
|---|---|---|
| W. Howard Lester<br>Age 71 | 1979 | • Chairman and Chief Executive Officer since 2006<br>• Chairman, 1986 – 2006<br>• Chief Executive Officer, 1979 – 2001 |
| Patrick J. Connolly<br>Age 60 | 1983 | • Executive Vice President, Chief Marketing Officer since 2000<br>• Executive Vice President, General Manager, Catalog, 1995 – 2000 |

**Independent Directors:**

| Nominee | Director Since | Position with the Company and Recent Business Experience |
|---|---|---|
| Adrian D.P. Bellamy<br>Age 65 | 1997 | • Chairman of the Compensation Committee and member of the Nominations and Corporate Governance Committee<br>• Chairman and Director of The Body Shop International PLC (personal care products) since 2002<br>• Chairman and Director of Reckitt Benckiser PLC (household, personal, health and food products) since 2003<br>• Director of Gap Inc. (clothing) |
| Adrian T. Dillon<br>Age 53 | 2005 | • Chairman of the Audit and Finance Committee<br>• Executive Vice President, Finance and Administration, and Chief Financial Officer, Agilent Technologies, Inc. (technology testing and analysis solutions) since 2001<br>• Executive Vice President and Chief Financial and Planning Officer, Eaton Corporation (diversified industrial manufacturing), 1997 – 2001<br>• Director of Verigy Ltd. (semiconductor testing) |

| Nominee | Director Since | Position with the Company and Recent Business Experience |
|---|---|---|
| Anthony A. Greener<br>Age 66 | 2007 | • Chairman, Qualifications and Curriculum Authority since 2002<br>• Deputy Chairman, British Telecom, 2002 – 2006 |
| Michael R. Lynch<br>Age 55 | 2000 | • Chairman of the Nominations and Corporate Governance Committee and member of the Audit and Finance Committee<br>• Senior Managing Director, GSC Group (investment advisor) since 2006<br>• Advisory Board Member, GSC Partners (investment advisor), 2005 – 2006<br>• Managing Director, Goldman, Sachs & Co. (investment banking), 1996 – 2005 |
| Richard T. Robertson<br>Age 61 | 2000 | • Member of the Audit and Finance Committee and Compensation Committee<br>• Senior Advisor, Warner Bros. Television Group (entertainment) since 2006<br>• President, Warner Bros. Domestic Television Distribution (entertainment), 1989 – 2006 |
| David B. Zenoff<br>Age 69 | 2005 | • Member of the Nominations and Corporate Governance Committee<br>• President, David B. Zenoff and Associates, Inc. since 1973<br>• Director of Depomed, Inc. (biotech) |

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTORS LISTED ABOVE.**

### What is our Director Emeritus program, and when was it initiated?

In 2003, we initiated our Director Emeritus program for directors who have, in the opinion of the Board, provided long and meritorious service as members of the Board. Individuals who accept appointment to the position of Director Emeritus agree to provide advisory and consulting services on such business matters as the Board may determine. These individuals may attend meetings of the Board, but do not vote on Board matters.

### Information Regarding Directors Emeriti

The following table sets forth information, as of March 29, 2007, with respect to each Director Emeritus.

| Director Emeritus | Director Emeritus Since | Position with the Company and Business Experience |
|---|---|---|
| Charles E. Williams<br>Age 91 | 2003 | • Director, 1973 – 2003<br>• Vice Chairman, 1986 – 2003<br>• Founder |
| James A. McMahan<br>Age 84 | 2003 | • Director, 1979 – 2003<br>• Chief Executive Officer of McMahan Furniture Stores (furniture), 1947 – 1999 |

### What are the committees of our Board?

Our Board has the following committees, with the following members as of March 29, 2007:

| Committee and Members | Functions of Committee | Number of Meetings in Fiscal 2006 |
| --- | --- | --- |
| **Audit and Finance:**<br>Adrian T. Dillon, Chairman<br>Michael R. Lynch<br>Richard T. Robertson | • Assists our Board in its oversight of: the integrity of our financial statements; the qualifications, independence and performance of our independent auditor; the performance of our internal audit function; and compliance by us with legal and regulatory requirements;<br>• Prepares the report that the SEC rules require to be included in our annual proxy statement; and<br>• Oversees the financial impact of selected strategic initiatives and reviews selected financing, dividend and stock repurchase policies and plans. | 5 |
| **Compensation:**<br>Adrian D.P. Bellamy, Chairman<br>Richard T. Robertson | • Reviews and determines our executive officers' compensation;<br>• Reviews and determines our general compensation goals and guidelines for our employees;<br>• Reviews and determines our compensation policy for our non-employee directors;<br>• Administers certain of our compensation plans and provides assistance and recommendations with respect to other compensation plans; and<br>• Reviews the compensation discussion and analysis report that the SEC rules require to be included in our annual proxy statement. | 7 |
| **Nominations and Corporate Governance:**<br>Michael R. Lynch, Chairman<br>Sanjiv Ahuja<br>Adrian D.P. Bellamy<br>David B. Zenoff | • Reviews and recommends corporate governance policies;<br>• Identifies and makes recommendations for nominees for director and considers criteria for selecting director candidates;<br>• Considers shareholders' director nominations; and<br>• Evaluates the performance of our Chief Executive Officer and oversees the evaluation of the performance of our management and our Board. | 6 |

### Will our Nominations and Corporate Governance Committee consider nominees recommended by shareholders?

Yes. Our Nominations and Corporate Governance Committee will consider nominees recommended by shareholders provided that such nominees are submitted pursuant to the procedures and timelines described in the "Nominations and Corporate Governance Committee Report" and "Shareholder Proposals" sections of this Proxy Statement.

### Are there any disclosures relating to Compensation Committee interlocks and insider participation?

During fiscal 2006, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

## PROPOSAL 2

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**What is this proposal?**

This is a proposal to ratify the selection of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the fiscal year ending February 3, 2008. The Audit and Finance Committee selected Deloitte as our independent registered public accounting firm for the year ending February 3, 2008, subject to ratification by our shareholders. Although shareholder ratification of our independent registered public accounting firm is not required by law, as a matter of corporate governance we are requesting that our shareholders ratify such selection.

**What relationship does Deloitte currently have with us?**

Deloitte has audited our financial statements for the last twenty-seven years. Based in part upon information provided by Deloitte, the Audit and Finance Committee determined that Deloitte is independent under applicable independence standards.

**Will a Deloitte representative be present at the Annual Meeting?**

A Deloitte representative will be present at the Annual Meeting and will have the opportunity to make a statement. Deloitte's representative will be available to respond to appropriate questions.

**What services did Deloitte provide in fiscal 2006?**

Deloitte's services for fiscal 2006 included:

- The issuance of an opinion on (i) our annual consolidated financial statements, (ii) management's assessment of our internal control, (iii) the effectiveness of our internal control and (iv) our 401(k) plan;
- Review of our quarterly consolidated financial statements;
- Review of our internal control over financial reporting; and
- Audit services related to periodic filings made with the SEC.

In fiscal 2006, Deloitte also performed certain audit-related and tax services, and discussed certain matters with our Audit and Finance Committee, in each case as more fully described in the Audit and Finance Committee Report and the Audit and Related Fees section below.

**What vote is required to approve this proposal?**

To approve this proposal, a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting must vote "FOR" this proposal.

**What will happen if shareholders vote against this proposal?**

If shareholders vote against this proposal, we will consider interviewing other independent registered public accounting firms. There can be no assurance, however, that we will choose to appoint another independent registered public accounting firm even if this proposal is not approved.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING FEBRUARY 3, 2008.**

## INFORMATION CONCERNING EXECUTIVE OFFICERS

The following table provides certain information about our executive officers as of March 29, 2007. Our executive officers are appointed by our Board and serve at the pleasure of our Board, subject to rights, if any, under employment contracts.

| Name | Position with the Company and Business Experience |
|---|---|
| W. Howard Lester<br>Age 71 | * |
| Laura J. Alber<br>Age 38 | • President since 2006<br>• President, Pottery Barn Brands, 2002 – 2006<br>• Executive Vice President, Pottery Barn, 2000 – 2002<br>• Senior Vice President, Pottery Barn Catalog and Pottery Barn Kids Retail, 1999 – 2000 |
| Patrick J. Connolly<br>Age 60 | * |
| David M. DeMattei<br>Age 50 | • Group President, Williams-Sonoma, Williams-Sonoma Home, West Elm since 2006<br>• President, Emerging Brands, 2003 – 2006<br>• President, North America Retail and Wholesale Divisions of Coach, Inc. (luxury goods), 1998 – 2003<br>• Director of Zumiez, Inc. |
| Seth R. Jaffe<br>Age 50 | • Senior Vice President, General Counsel and Secretary since 2003<br>• Vice President, Deputy General Counsel, 2002 – 2003<br>• Senior Vice President and General Counsel of CareThere, Inc. (healthcare technology), 2000 – 2001<br>• Chief Counsel, Levi Strauss & Co. (apparel), 1996 – 1999 |
| Sharon L. McCollam<br>Age 44 | • Executive Vice President, Chief Operating and Chief Financial Officer since 2006<br>• Executive Vice President, Chief Financial Officer, 2003 – 2006<br>• Senior Vice President, Chief Financial Officer, 2000 – 2003<br>• Vice President, Finance, 2000<br>• Chief Financial Officer of Dole Fresh Vegetables, Inc. (food products), 1996 – 2000 |
| Dean Miller<br>Age 44 | • Executive Vice President, Chief Supply Chain Officer since 2006<br>• Senior Vice President, Global Logistics and Sourcing, 2005 – 2006<br>• Senior Vice President, Global Logistics, 2001 – 2005<br>• Vice President, Retail Distribution, 2000 – 2001 |

* Biographical information can be found in the table under the section titled "Information Regarding the Director Nominees" within this Proxy Statement.

## Executive Compensation

This table sets forth the annual and long-term compensation earned by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers during fiscal 2006. These individuals are collectively known as our named executive officers.

*Summary Compensation Table for Fiscal 2006*

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)(1) | Option Awards ($)(2) | Non-Stock Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Compensation ($)(3) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| W. Howard Lester, Chairman and Chief Executive Officer (PEO) | 2006 | $975,000 | — | — | $ 264,891 | — | $23,094(4) | $ 366,400 | $1,629,385 |
| Edward A. Mueller, Director and Chief Executive Officer (until 7/14/2006) (PEO) | 2006 | $450,000 | — | — | $3,873,280 | — | — | $2,087,873 | $6,411,153 |
| Sharon L. McCollam, Executive Vice President, Chief Operating and Chief Financial Officer (PFO) | 2006 | $621,212 | — | $1,193,509 | $ 718,853 | — | — | $ 60,820 | $2,594,394 |
| Laura J. Alber, President | 2006 | $700,770 | — | $1,193,509 | $ 700,867 | — | — | $ 58,803 | $2,653,949 |
| Patrick J. Connolly, Director and Executive Vice President, Chief Marketing Officer | 2006 | $566,538 | — | — | $ 585,971 | — | — | $ 16,431 | $1,168,940 |
| David M. DeMattei, Group President, Williams-Sonoma, Williams-Sonoma Home, West Elm | 2006 | $614,596 | — | $1,193,509 | $1,056,698 | — | — | $ 59,209 | $2,924,012 |

(1) Based on the compensation cost recognized in fiscal 2006 for financial statement reporting purposes as determined pursuant to SFAS No. 123R. Assumptions used in the calculation of these amounts are included in Note I to our Consolidated Financial Statements which is included in our Annual Report on Form 10-K for the fiscal year ended January 28, 2007.

(2) Based on the compensation cost recognized in fiscal 2006 for financial statement reporting purposes as determined pursuant to SFAS No. 123R, disregarding forfeitures. For more information on our adoption of SFAS No. 123R, please see Note I to our Consolidated Financial Statements which is included in our Annual Report on Form 10-K for the fiscal year ended January 28, 2007.

(3) Details are provided in the "Other Annual Compensation from Summary Compensation Table" provided below.

(4) Total income earned in the Executive Deferral Plan during fiscal 2006 as shown in the "Nonqualified Deferred Compensation" table on page 18.

*Other Annual Compensation from Summary Compensation Table*

The following table sets forth the compensation and benefits included under "All Other Compensation" in the Summary Compensation table above.

| | Year | Use of Company Aircraft(1) | Life Insurance Premiums(2) | Matching Contribution to the 401(k)(3) | Car Allowance | Executive Medical Supplement | Parking(4) | Other |
|---|---|---|---|---|---|---|---|---|
| W. Howard Lester | 2006 | $346,575 | $5,334 | $4,500 | $6,000 | $1,591 | $2,400 | — |
| Edward A. Mueller | 2006 | — | $ 798 | — | $3,000 | — | $1,200 | $2,082,875(5) |
| Sharon L. McCollam | 2006 | — | $ 420 | $4,500 | $6,000 | $2,500 | $2,400 | $ 45,000(6) |
| Laura J. Alber | 2006 | — | $ 378 | $4,500 | $6,000 | $ 525 | $2,400 | $ 45,000(6) |
| Patrick J. Connolly | 2006 | — | $1,632 | $4,500 | $6,000 | $1,899 | $2,400 | — |
| David M. DeMattei | 2006 | — | $ 575 | $4,500 | $6,000 | $ 734 | $2,400 | $ 45,000(6) |

(1) For personal use of our airplane. The value of personal aircraft usage reported above for fiscal 2006 is the aggregate incremental cost to the company (including fuel, maintenance and certain fees and expenses) as determined and published from time to time by Conklin & de Decker Associates, Inc. for each particular aircraft type utilized by the company.

(2) Premiums paid by us for term life insurance in excess of $50,000.

(3) Represents the approximate maximum company matching contribution to the 401(k) during fiscal 2006.

(4) Represents the approximate value of parking provided by the company, based on current estimated market rates.

(5) Amounts paid in connection with the separation agreement entered into between us and Mr. Mueller on July 9, 2006 including: (i) a termination payment of $1,965,625, (ii) $116,250 in accrued but unused vacation time and floating holidays, and (iii) administrative and clerical support valued at approximately $1,000, based on the amount of time spent on administrative matters for Mr. Mueller.

(6) Dividend equivalent payments made with respect to outstanding restricted stock unit awards.

*Grants of Plan-Based Awards during Fiscal 2006*

This table sets forth certain information regarding all grants of plan-based awards made to the named executive officers during fiscal 2006.

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards; Number of Shares of Stock or Units | All Other Option Awards; Number of Securities Underlying Options | Grant Date Fair Value(4) | Exercise or Base Price of Option Awards |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Grant Date | Threshold ($)(1) | Target($)(1) | Maximum ($)(2) | Threshold ($) | Target ($) | Maximum ($) | (#) | (#)(3) | | ($/Sh) |
| W. Howard Lester | 1/12/2007 | — | — | $2,925,000 | — | — | — | — | 400,000 | $4,709,000 | $34.64 |
| Edward A. Mueller | — | — | — | $2,925,000 | — | — | — | — | — | — | — |
| Sharon L. McCollam | 9/12/2006 | — | — | $1,560,000 | — | — | — | — | 40,000 | $ 319,590 | $30.34 |
| Laura J. Alber | 9/12/2006 | — | — | $1,800,000 | — | — | — | — | 40,000 | $ 319,590 | $30.34 |
| Patrick J. Connolly | 3/15/2006 | — | — | $1,650,000 | — | — | — | — | 50,000 | $ 560,987 | $40.44 |
| David M. DeMattei | 9/12/2006 | — | — | $1,650,000 | — | — | — | — | 40,000 | $ 319,590 | $30.34 |

(1) This reflects the amounts payable under our 2001 Incentive Bonus Plan with respect to fiscal year 2006. This plan is intended to qualify bonus payments as deductible performance-based compensation under Internal Revenue Code Section 162(m), which otherwise restricts our ability to deduct certain executive compensation to $1 million per executive per year. In accordance with Internal Revenue Service rules, our 2001 Incentive Bonus Plan payout criteria are specified by our Compensation Committee in the first quarter of each fiscal year. Bonus amounts are not paid until the Compensation Committee certifies that the performance objectives have been achieved. For fiscal year 2006, the performance criteria was based upon achieving a target level of profitability. This target level, because it is based upon profitability, is deemed substantially uncertain for purposes of Internal Revenue Code Section 162(m). When the goal was established by our Compensation Committee, however, it was reasonably attainable based upon our historic and expected levels of profitability. Once the target level of profitability is reached, the maximum amount payable is then available for payment to our executive officers as fully deductible compensation. However, our Compensation Committee is permitted to apply negative discretion in determining the actual amount to be paid to any executive officer. In determining how (or if) to apply such negative discretion, our Compensation Committee measures company performance against the business plan approved by the Board in our first fiscal quarter as well as individual performance.

(2) Maximum potential payment pursuant to our 2001 Incentive Bonus Plan is equal to three times the executive's base salary as of January 30, 2006. No payments related to fiscal 2006 were made to named executive officers pursuant to the 2001 Incentive Bonus Plan.

(3) Grants of stock-settled stock appreciation rights.

(4) Generally, the full grant date fair value is the amount that the company would expect to expense on the grant date in its financial statements over the award's vesting schedule. Assumptions used in the calculations of these amounts are included in Note I to our Consolidated Financial Statements which is included in our Annual Report on Form 10-K for the fiscal year ended January 28, 2007.

*Outstanding Equity Awards at Fiscal Year-End*

The following tables set forth information regarding equity awards held by our named executive officers at January 28, 2007:

| | Option Awards(1) | | | | |
|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
| W. Howard Lester | — | 400,000(2) | — | $34.64 | 1/12/2017 |
| | 2,500 | 10,000(3) | — | $38.84 | 5/27/2015 |
| | 5,000 | 7,500(4) | — | $32.39 | 6/30/2014 |
| | 100,000 | — | — | $13.66 | 3/27/2011 |
| | 100,000 | — | — | $15.00 | 4/25/2010 |
| | 300,000 | — | — | $ 9.47 | 3/7/2010 |
| | 200,000 | — | — | $14.50 | 3/18/2009 |
| | 200,000 | — | — | $ 9.66 | 3/11/2008 |
| | 480,000 | — | — | $ 7.03 | 3/12/2007 |
| Edward A. Mueller | 20,000 | 80,000(5) | — | $41.50 | 7/14/2015 |
| | 40,000 | 60,000(6) | — | $32.39 | 6/30/2014 |
| | 1,000,000 | — | — | $26.00 | 1/13/2013 |
| | 21,000 | — | — | $32.80 | 5/29/2012 |
| | 21,000 | — | — | $17.94 | 5/23/2011 |
| | 21,000 | — | — | $16.34 | 5/31/2010 |
| | 27,000 | — | — | $20.25 | 9/22/2009 |
| Sharon L. McCollam | — | 40,000(7) | — | $30.34 | 9/12/2016 |
| | 10,000 | 40,000(8) | — | $38.84 | 5/27/2015 |
| | 20,000 | 30,000(9) | — | $32.39 | 6/30/2014 |
| | 51,000 | 34,000(10) | — | $21.80 | 4/1/2013 |
| | 30,000 | — | — | $13.66 | 3/27/2011 |
| | 138,000 | — | — | $ 9.50 | 10/9/2010 |
| Laura J. Alber | — | 40,000(11) | — | $30.34 | 9/12/2016 |
| | 12,000 | 48,000(12) | — | $38.84 | 5/27/2015 |
| | 20,000 | 30,000(13) | — | $32.39 | 6/30/2014 |
| | 18,000 | 12,000(14) | — | $21.80 | 4/1/2013 |
| | 296,600 | — | — | $13.85 | 3/19/2011 |
| Patrick J. Connolly | — | 50,000(15) | — | $40.44 | 3/15/2016 |
| | 8,000 | 32,000(16) | — | $38.84 | 5/27/2015 |
| | 20,000 | 30,000(17) | — | $32.39 | 6/30/2014 |
| | 12,000 | 8,000(18) | — | $21.80 | 4/1/2013 |
| | 40,000 | — | — | $13.66 | 3/27/2011 |
| | 320,000 | — | — | $15.00 | 4/25/2010 |
| | 80,000 | — | — | $ 9.47 | 3/7/2010 |
| | 80,000 | — | — | $14.50 | 3/18/2009 |
| | 100,000 | — | — | $ 9.66 | 9/8/2008 |
| | 100,000 | — | — | $ 9.66 | 3/11/2008 |
| | 48,000 | — | — | $ 7.03 | 3/12/2007 |
| David M. DeMattei | — | 40,000(19) | — | $30.34 | 9/12/2016 |
| | 12,000 | 48,000(20) | — | $38.84 | 5/27/2015 |
| | 20,000 | 30,000(21) | — | $32.39 | 6/30/2014 |
| | 90,000 | 60,000(22) | — | $28.25 | 6/4/2013 |

(1) Includes grants of options and stock-settled stock appreciation rights.

(2) Stock-settled stock appreciation right which vests on 9/12/2008.

(3) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 5/27/2007, 5/27/2008, 5/27/2009 and 5/27/2010.

(4) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 6/30/2007, 6/30/2008 and 6/30/2009.

(5) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 7/14/2007, 7/14/2008, 7/14/2009 and 7/14/2010. However, pursuant to the Separation Agreement described on page 20, vesting of these awards will cease on 5/16/2007.

(6) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 6/30/2007, 6/30/2008 and 6/30/2009. However, pursuant to the Separation Agreement described on page 20, vesting of these awards will cease on 5/16/2007.

(7) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with vesting dates of 9/12/2007, 9/12/2008, 9/12/2009, 9/12/2010 and 9/12/2011.

(8) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 5/27/2007, 5/27/2008, 5/27/2009 and 5/27/2010.

(9) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 6/30/2007, 6/30/2008 and 6/30/2009.

(10) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 4/1/2007 and 4/1/2008.

(11) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with vesting dates of 9/12/2007, 9/12/2008, 9/12/2009, 9/12/2010 and 9/12/2011.

(12) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 5/27/2007, 5/27/2008, 5/27/2009 and 5/27/2010.

(13) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 6/30/2007, 6/30/2008 and 6/30/2009.

(14) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 4/1/2007 and 4/1/2008.

(15) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with vesting dates of 3/15/2007, 3/15/2008, 3/15/2009, 3/15/2010 and 3/15/2011.

(16) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 5/27/2007, 5/27/2008, 5/27/2009 and 5/27/2010.

(17) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 6/30/2007, 6/30/2008 and 6/30/2009.

(18) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 4/1/2007 and 4/1/2008.

(19) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with vesting dates of 9/12/2007, 9/12/2008, 9/12/2009, 9/12/2010 and 9/12/2011.

(20) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 5/27/2007, 5/27/2008, 5/27/2009 and 5/27/2010.

(21) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 6/30/2007, 6/30/2008 and 6/30/2009.

(22) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with vesting dates of 6/4/2007 and 6/4/2008.

| | Stock Awards | | | |
|---|---|---|---|---|
| | Number of Shares or Units of Stock that have not Vested (#) | Market Value of Shares or Units of Stock that have not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)(1) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)(2) |
| W. Howard Lester | — | — | — | — |
| Edward A. Mueller | — | — | — | — |
| Sharon L. McCollam | — | — | 150,000 | $5,136,000 |
| Laura J. Alber | — | — | 150,000 | $5,136,000 |
| Patrick J. Connolly | — | — | — | — |
| David M. DeMattei | — | — | 150,000 | $5,136,000 |

(1) Includes grants of restricted stock units. The restricted stock units vest in two equal annual installments on January 31, 2010 and January 31, 2011, subject to the company achieving certain performance goals. Our named executive officers will receive accelerated vesting of any restricted stock units held by them in the event of a change of control. These executive officers will also have such awards vest in full upon a termination due to their death, disability or retirement after attaining age 55 and working with us or our subsidiaries for at least 10 years.

(2) Based on a stock price of $34.24, the closing price of our common stock on January 26, 2007.

*Option Exercises and Stock Vested*

The following table sets forth information regarding exercises and vesting of equity awards held by our named executive officers during fiscal 2006:

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| W. Howard Lester | 120,000 | $3,699,000 | — | — |
| Edward A. Mueller | — | — | — | — |
| Sharon L. McCollam | — | — | — | — |
| Laura J. Alber | 75,000 | $2,353,236 | — | — |
| Patrick J. Connolly | 32,000 | $ 989,280 | — | — |
| David M. DeMattei | — | — | — | — |

*Pension Benefits*

None of our named executive officers received any pension benefits during fiscal 2006.

*Nonqualified Deferred Compensation*

The following table describes nonqualified deferred compensation to our named executive officers during fiscal 2006:

| | Executive Contributions in Fiscal 2006 ($) | Registrant Contributions in Fiscal 2006 ($) | Aggregate Earnings in Fiscal 2006 ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at January 28, 2007 ($) |
|---|---|---|---|---|---|
| W. Howard Lester(1) | — | — | $23,094 | — | $468,291 |
| Edward A. Mueller | — | — | — | — | — |
| Sharon L. McCollam | — | — | — | — | — |
| Laura J. Alber | — | — | — | — | — |
| Patrick J. Connolly | — | — | — | — | — |
| David M. DeMattei | — | — | — | — | — |

(1) Executive Deferral Plan. Participation in the plan is limited to a group of select management and highly compensated employees. Participants can defer up to 100% of their base salary and/or bonus, net of applicable employment and withholding taxes and subject to a minimum deferral requirement (5% of salary). Participant accounts are unfunded

reserves on the company's books. Participant accounts are adjusted for phantom earnings based on the net returns of investment funds chosen from a list by the participant. Accounts are generally distributed at termination of employment, although a participant can make an election at the time of deferral to have the distribution occur at an earlier date. A choice of quarterly installments over 5, 10 or 15 years, or a single lump sum, is available for terminations due to retirement or disability, as defined in the plan, if the account is over $25,000. All other distributions are paid as a single lump sum. The commencement of payments can be postponed, subject to advance election and minimum deferral requirements. At death, the plan may provide a death benefit funded by a life insurance policy, in addition to payment of the participant's account.

### Employment Contracts and Termination of Employment and Change-of-Control Arrangements

*Laura J. Alber*

We entered into an employment agreement with Laura J. Alber, effective as of March 19, 2001. She is currently President. The initial term of the agreement expired March 19, 2004 and, per its terms, automatically extends for one-year terms until Ms. Alber's employment is terminated by her or by us. If we terminate Ms. Alber's employment without "cause" (as defined in the agreement), or if she terminates her employment with us for "good reason" (as defined in the agreement), she will be entitled to receive (i) continuation of her base salary at the time of termination for up to one year, and (ii) outplacement services at a level commensurate with her position at no cost to her. In addition, we will pay the premiums for health coverage under COBRA for Ms. Alber and her dependents until Ms. Alber either commences new employment or Ms. Alber or her dependents are no longer eligible for COBRA coverage.

The following table describes the payments and/or benefits which would have been owed by us to Ms. Alber as of January 28, 2007 if her employment had been terminated in the situations and for the reasons described below.

| Compensation and Benefits | For Good Reason | Involuntary Without Cause | Change-in-Control | Death | Disability |
|---|---|---|---|---|---|
| Base Salary(1) | $800,000 | $800,000 | — | Through date of death | $ 200,000(2) |
| Restricted Stock Units(3) | — | — | $5,136,000 | $5,136,000 | $5,136,000 |
| Health Care Benefits | $ 22,392(4) | $ 22,392(4) | — | — | — |
| Other Perquisites | $150,000(5) | $150,000(5) | — | — | — |

(1) Based on Ms. Alber's base salary as of January 28, 2007 of $800,000.

(2) Payment of 13 weeks of salary.

(3) Acceleration of vesting of 150,000 restricted stock units. Value is based on a stock price of $34.24, the closing price of our common stock on January 26, 2007.

(4) Based on a monthly health insurance premium of $1,244 to be paid by the company for 18 months, which is the period provided under COBRA.

(5) Value of out-placement services based on current estimate of costs for these services.

*Sharon L. McCollam*

We entered into an employment agreement with Sharon L. McCollam, effective as of December 28, 2002. She is currently Executive Vice President, Chief Operating and Chief Financial Officer. The initial term of Ms. McCollam's agreement expired December 28, 2005, and, per its terms, automatically extends for one-year terms until Ms. McCollam's employment is terminated by her or by us. If we terminate Ms. McCollam's employment without "cause" (as defined in the agreement), or if Ms. McCollam terminates her employment with us for "good reason" (as defined in the agreement), she will be entitled to receive (i) continuation of her base salary at the time of termination for a period of one year and her target bonus for that year, and (ii) outplacement services at a level commensurate with her position at no cost to her. In addition, we will pay the premiums for health care coverage under COBRA for Ms. McCollam's dependents and Ms. McCollam until she either commences new employment or she and her dependents are no longer eligible for COBRA coverage.

The following table describes the payments and/or benefits which would have been owed by us to Ms. McCollam as of January 28, 2007 if her employment had been terminated in the situations and for the reasons described below.

| Compensation and Benefits | For Good Reason | Involuntary Without Cause | Change-in-Control | Death | Disability |
|---|---|---|---|---|---|
| Base Salary(1) | $ 725,000 | $ 725,000 | — | Through date of death | $ 181,250(2) |
| Bonus(3) | $1,560,000 | $1,560,000 | — | — | — |
| Restricted Stock Units(4) | — | — | $5,136,000 | $5,136,000 | $5,136,000 |
| Health Care Benefits | $ 7,704(5) | $ 7,704(5) | — | — | — |
| Other Perquisites | $ 150,000(6) | $ 150,000(6) | — | — | — |

(1) Based on Ms. McCollam's base salary as of January 28, 2007 of $725,000.

(2) Payment of 13 weeks of salary.

(3) Maximum bonus payable under the 2001 Incentive Bonus Plan for fiscal 2006. See "Grants of Plan Based Awards" table on page 15.

(4) Acceleration of vesting of 150,000 restricted stock units. Value is based on a stock price of $34.24, the closing price of our common stock on January 26, 2007.

(5) Based on a monthly health insurance premium of $428 to be paid by the company for 18 months, which is the period provided under COBRA.

(6) Value of out-placement services based on current estimate of costs for these services.

*Edward A. Mueller*

Edward A. Mueller was our Chief Executive Officer until July 14, 2006. We entered into a separation agreement with Mr. Mueller on July 9, 2006 pursuant to which Mr. Mueller departed as of July 14, 2006 and agreed to not seek or accept nomination as a member of the Board of Directors following the expiration of his current term that ends as of our 2007 Annual Meeting. Pursuant to this agreement, Mr. Mueller received the following:

- Cash payment of $1,965,625, less applicable withholdings;
- Final salary payment for June 26, 2006 through July 14, 2006 of $56,250;
- Cash payment of $116,250 for unused vacation and floating holidays through July 14, 2006; and
- Continuing administrative and clerical support, including use of our email through February 3, 2008.

In addition, Mr. Mueller received acceleration of vesting of 200,000 unvested stock options due to vest on January 13, 2007 and acceleration of vesting of 200,000 unvested stock options due to vest on January 13, 2008. These stock options became fully vested and immediately exercisable on July 14, 2006. All other unvested stock options will cease vesting as of May 16, 2007.

*Restricted Stock Unit Grants*

Laura Alber, Sharon McCollam and David DeMattei received restricted stock unit grants in fiscal 2005, as specified in the Summary Compensation Table. Each of these executives will receive accelerated vesting of such awards in the event of a change of control. These executive officers will also have such awards vest in full upon a termination due to their death, disability or retirement after attaining age 55 and working with us or our subsidiaries for at least 10 years. Based on a stock price of $34.24, the closing price of our common stock on January 26, 2007, each of these awards has an estimated value of $5,136,000.

*W. Howard Lester SSAR Award*

Mr. Lester was granted a stock-settled stock appreciation right, or SSAR, for 400,000 shares of the company's common stock on January 12, 2007 in connection with his appointment as Chief Executive Officer. The SSAR will vest on September 12, 2008. If Mr. Lester ceases service due to death or disability or upon a change of control, the award will vest in full.

## COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis addresses:

- the members and role of our Compensation Committee;
- our process for determining executive compensation;
- our executive compensation philosophy and policies; and
- our fiscal 2006 compensation decisions.

In this "Compensation Discussion and Analysis" section, the terms "we," "our" and "us" refer to the Compensation Committee of the Board of Directors of the Company.

*Who serves on the Compensation Committee?*

The Compensation Committee consisted of Adrian D.P. Bellamy, Jeanne P. Jackson and Richard T. Robertson from January 30, 2006 until October 30, 2006. Ms. Jackson resigned from the Compensation Committee on October 30, 2006. From October 31, 2006 until the present, the Compensation Committee consisted of Mr. Bellamy and Mr. Robertson. Mr. Bellamy serves as Chairman of the Compensation Committee. The Board for fiscal 2006 determined that each member of the Compensation Committee was independent under the NYSE rules as currently in effect, was an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and was a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the committee members has ever served as an officer of the company.

*How many times did the Compensation Committee meet during fiscal 2006?*

The Compensation Committee held a total of seven meetings during fiscal 2006. At certain of these meetings, the Chief Executive Officer made recommendations to us with respect to the compensation arrangements for other executives and with respect to the structure and terms of those officers' target bonuses and equity-based compensation. However, the Chief Executive Officer did not participate in the portions of the meetings during which his own compensation was deliberated and established.

*What is the role of the Compensation Committee with respect to executive compensation?*

The Compensation Committee administers the company's compensation programs, including compensation arrangements and equity plans. Our role is detailed in the Compensation Committee Charter, which was amended and restated by the Board on March 15, 2006. The Compensation Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit A. The Compensation Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and review and approve the level of compensation, including base salary, bonus, equity compensation, and any other benefits or perquisites to be provided to the Chief Executive Officer based on this evaluation;
- Review, make recommendations to the Board regarding, and approve, as appropriate, compensation for executive officers other than the Chief Executive Officer. Each of the named executive officers is listed in the Summary Compensation Table appearing in this Proxy Statement;
- Review, make recommendations to the Board regarding, and approve, as appropriate, general compensation goals and guidelines for the company's employees;
- Review, make recommendations to the Board regarding, and approve, as appropriate, the compensation policy for the non-employee directors of the company; and
- Administer, within the authority delegated by the Board, the company's incentive compensation and equity-based plans.

*Does the Compensation Committee delegate any of its authority?*

We do not delegate any of our authority with respect to executive officers and non-employee directors of the company. However, we have appointed an Equity Award Committee to which we have delegated the ability to grant awards under the company's 2001 Long-Term Incentive Plan to those employees who are not executive officers. The Equity Award Committee consists of two of the company's directors, W. Howard Lester and Patrick J. Connolly. The Equity Award Committee has the discretion to make awards annually of up to 20,000 shares to any individual and an aggregate of 400,000 shares of the company's common stock to all individuals. We receive reports of grants made by the Equity Awards Committee at our regularly scheduled meetings.

*What is management's role in the compensation setting process?*

Although we do not delegate any of our authority with respect to executive officers and non-employee directors of the company, management does play a significant role in the compensation-setting process. In particular, management assists us with the following:

- Evaluating individual employee performance;
- Establishing appropriate business performance targets and objectives; and
- Recommending salary and cash bonus levels and equity awards.

Management prepares meeting information for each Compensation Committee meeting and works with our Committee Chairperson to establish meeting agendas. We receive these materials at least several days in advance of each meeting. We generally meet in executive session at the end of each meeting. We consider, but are not bound to and do not always accept, management proposals. The Chief Executive Officer also participates in Compensation Committee meetings at our request to provide:

- Background information regarding the company's strategic objectives;
- Evaluations of the performance of senior executive officers; and
- Compensation recommendations as to senior executive officers (other than the Chief Executive Officer).

*Does the Compensation Committee have outside advisors?*

The Compensation Committee charter grants us the sole authority to hire and fire our own outside advisors and compensation consultants. Although the company pays their compensation, these advisors report directly to us. We have engaged Frederic W. Cook & Co., Inc., or Frederic W. Cook, as an independent executive compensation consulting firm to assist us in discharging our responsibilities from time to time. During fiscal 2006, Frederic W. Cook provided us with market data related to executive and director compensation and provided advice related to our former CEO's departure from the company. Frederic W. Cook also provides certain services to management, primarily related to providing market data.

*What is the Compensation Committee's philosophy of executive compensation?*

We believe that the company's executive compensation programs should support the company's objective of creating value for its shareholders. Accordingly, we believe that executive officers and other key employees should have a significant stake in the company's stock performance and that compensation programs should link executive compensation to shareholder value. For this reason, we strive to ensure that the company's executive officer compensation programs are designed to enable the company to attract, retain, motivate and reward highly qualified executive officers while maintaining strong and direct links between executive pay, individual performance, the company's financial performance and shareholder returns. One of the ways we have sought to accomplish this is by making a significant portion of individual compensation directly dependent on the company's achievement of financial goals, and by providing significant rewards for exceeding those goals. We believe that strong financial performance, on a sustained basis, is an effective means of enhancing long-term shareholder return. There is no pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term compensation. Rather, we review and determine the appropriate level and mix of compensation on an on-going basis.

*What are the components of executive compensation?*

We consider three major elements in our executive compensation program:

- Base salary;
- Annual incentive opportunities; and
- Long-term incentives.

We believe that offering the executive team a total compensation package with a strong at-risk, pay-for-performance component helps to achieve the company's objective of creating value for its shareholders. Each of the three major elements in our executive compensation program is discussed in detail below, but in general this means:

- Base salaries are competitive compared with comparable public retail companies relative to similar positions;
- Annual incentive opportunities are based principally on the company's overall corporate performance and the executive's attainment of individual goals. This results in the company's strongest performers receiving a better compensation package while poorer performers receive less. We believe the structure of our annual incentive opportunities fosters a performance-driven, pay-for-performance culture; and
- Long-term incentives, such as equity compensation awards, are structured to encourage our executive team to work toward long-term sustained growth and success from the perspective of owners in the company and to reward executives and other key employees for maximizing long-term shareholder value.

Our named executive officers also receive certain retirement and other benefits, as well as perquisites and other personal benefits. We consider these perquisites, in addition to the major elements of compensation, in determining if total compensation is reasonable and not excessive.

*Do we compare the company's compensation practices to those of other companies?*

Yes. We believe that the compensation practices of many different companies within the retail industry are relevant to establishing the company's compensation programs and executive compensation for each year. Specifically, we strive to ensure that the company's compensation programs and executive compensation are competitive, taking into account pay practices at other companies considered by us to be comparable each year, based on industry, revenues and other factors. We refer to these companies collectively as "comparable companies." For fiscal 2006, the comparable companies included the following 21 retail companies: Abercrombie & Fitch, American Eagle Outfitters, Ann Taylor, Barnes & Noble, Bed Bath & Beyond, Borders Group, Cost Plus, Ethan Allen Interiors, Gap, Limited Brands, Linens-n-Things, Men's Wearhouse, Michaels Stores, Nordstrom, Office Depot, Pier 1 Imports, PetSmart, Ross Stores, Starbucks, Talbots and Tiffany & Co. The following table, which is based on publicly available information as of June 30, 2006 as provided to us by Frederic W. Cook, provides a financial overview of the comparable companies:

| | Net Revenue (millions) | Net Income (millions) | Market Capitalization (millions) (as of 6/30/2006) |
|---|---|---|---|
| 75th Percentile | $6,241 | $400 | $9,447 |
| Mean | $5,009 | $293 | $6,141 |
| Median | $3,778 | $214 | $4,326 |
| 25th Percentile | $2,068 | $ 99 | $1,515 |

We rely on executive compensation benchmarking surveys and proxy data that provided summarized data levels of base salary, target annual cash incentives, and equity-based and other long-term incentives. We believe that among the comparable companies, survey data in these areas provide a reliable indicator of the primary components of total compensation. In addition, our independent executive compensation consultant, Frederic W. Cook provides us with information on the competitiveness of the company's compensation programs. We met during the year to review, discuss and analyze the data.

*How are base salaries determined?*

We review and set the company's executive officers' base salaries, including those of the named executive officers, on an annual basis. This review occurred in March 2006 to confirm appropriate base salaries for fiscal 2006. We believe that executive officers' base salaries must be sufficiently competitive to attract and retain key executives. Accordingly, base pay and annual increases are determined through an analysis of each individual's salary and total target compensation relative to salaries for similar positions at comparable companies and, to a lesser extent, through a subjective analysis of each individual's experience and past and anticipated contributions to the company's success. In determining compensation, we also consider overall company performance. For fiscal 2006, the company's executive officers' base salaries fell generally within the third quartile (i.e., 50th to 75th percentile) of similarly situated executive officers at comparable companies.

In addition to an annual review of base salaries, we also evaluate base salaries on an on-going basis to reflect promotions or changes in responsibility. The following base salary adjustments were made in fiscal 2006 to reflect promotions and the increased responsibilities of certain named executive officers:

| | Date of Salary Adjustment | Previous Base Salary | Adjusted Base Salary |
|---|---|---|---|
| Ms. Alber | August 15, 2006 | $625,000 | $800,000 |
| Mr. DeMattei | August 15, 2006 | $570,000 | $675,000 |
| Ms. McCollam | August 15, 2006 | $540,000 | $725,000 |

*How are annual incentives determined?*

The company promotes outstanding performance by rewarding executive officers for achieving specific performance objectives with an annual cash bonus paid through the company's 2001 Incentive Bonus Plan or, in some cases, through discretionary bonuses granted outside of the plan. The company pays bonuses under the plan only when the company meets or exceeds a specific corporate earnings objective as established by us in the first quarter of each fiscal year. Bonuses to executive officers, whether granted within or outside of the 2001 Incentive Bonus Plan, are based on the company's performance and on each executive officer's individual performance. If the company or the executive officer fails to fully meet some or all of the company or individual objectives, the award may be significantly reduced or even eliminated. Conversely, if the objectives are overachieved, awards may be subject to lesser or no reduction.

This plan is intended to qualify bonus payments as deductible performance-based compensation under Internal Revenue Code Section 162(m), which otherwise restricts our ability to deduct certain executive compensation to $1 million per executive per year. In accordance with Internal Revenue Service rules, our 2001 Incentive Bonus Plan payout criteria are specified by the Compensation Committee in the first quarter of each fiscal year. Bonus amounts are not paid until we certify that the performance objectives have been achieved.

In March 2006, we established a fiscal 2006 target annual incentive amount under the 2001 Incentive Bonus Plan (the "target bonus") for all of the company's executive officers, including the Chief Executive Officer. The target bonuses for the named executive officers were above the 50th percentile of annual incentive bonus targets of similarly situated executive officers at comparable companies. Base salaries and bonus targets together place the annual cash compensation for our named executive officers above the 50th percentile of similarly situated executive officers at comparable companies.

*What are the criteria considered in awarding annual incentives?*

Under the 2001 Incentive Bonus Plan, key performance criteria for evaluating executive officers include business and financial objectives, and people and organizational goals, as well as other relevant factors as determined by us with input from the company's senior management. These criteria change from year to year. For fiscal 2006, we determined that no portion of the total target bonus amount under the 2001 Incentive Bonus Plan would be payable unless a prescribed company goal relating to company profitability (the "Company Objective") was achieved. No amount is payable under the 2001 Incentive Bonus Plan unless we previously certify that the Company Objective has been achieved.

This target level, because it is based upon profitability, is deemed substantially uncertain for purposes of Internal Revenue Code Section 162(m). When the goal was established, however, it was reasonably attainable based upon the company's historic and expected levels of profitability. Once the target level of profitability is reached, the maximum amount payable is then available for payment to executive officers as fully deductible compensation. However, we are permitted to apply negative discretion in determining the actual amount to be paid to any executive officer. In determining how (or if) to apply such negative discretion, we measure company performance against the business plan approved by the Board in the first fiscal quarter as well as individual performance.

In the first quarter of each fiscal year, we review a performance report that summarizes whether, and to what extent, the key performance criteria were attained for the prior fiscal year. The performance report also discusses any other significant but unforeseen factors that may have positively or negatively affected the company's performance.

We verify the company's actual earnings for each performance period, review management's recommendation for the resulting aggregate bonus awards and approve an aggregate award amount. We also review and approve the individual bonuses payable to each of the company's executive officers. The company's Chief Executive Officer approves the bonuses for all other eligible employees below the executive officer level. We decide the bonus amount for the Chief Executive Officer in an executive session.

Based on the company's performance in fiscal 2006 and certain brand-specific metrics, no annual incentive bonuses were paid to the named executive officers for fiscal 2006.

*How is long-term incentive compensation determined?*

The third primary component of the company's executive compensation program consists of equity compensation awards. We continue to believe that equity compensation awards are important for motivating executive officers and other employees to increase shareholder value over the long term. Prior to fiscal 2006, we granted stock options to our executive officers. During fiscal 2006, we decided to begin granting SSARs since they are accounted for identically to options but result in less dilution, both within the 2001 Long-Term Incentive Plan and with respect to the company's outstanding shares. We granted SSARs to each of the named executive officers in fiscal 2006 as shown in the "Grants of Plan-Based Awards during Fiscal 2006" table on page 15. Our equity awards to executive officers are designed to be competitive with those offered by comparable companies for an executive's job level, to reflect the company's assessment of the executive's ongoing contributions to the company, to create an incentive for executives to remain with the company, and/or to provide a long-term incentive to help the company achieve its financial and strategic objectives. Annual equity compensation awards to our executive officers fall generally within the third quartile of equity awards to similarly situated executive officers at comparable companies.

In determining the type and number of equity awards granted to an individual executive, we considered such factors as:

- The type and number of awards previously granted to an individual;
- An individual's outstanding awards;

- The vesting schedule of the individual's outstanding awards;
- The relative value of awards offered by comparable companies to executives in comparable positions; and
- Additional factors, including succession planning and retention of the company's high potential executives.

In addition to SSARs, we have also made grants of restricted stock units to certain key executives. The grants of restricted stock units were designed to act as long-term, performance based, retention tools for key executive officers. Our grants of restricted stock units to executive officers will vest only if the company achieves certain earnings goals. Half of the award vests based on achievement of earnings goals over a four-year period, and the remainder vests based on achievement of earnings goals over a five-year period. The following named executive officers held restricted stock units as of January 28, 2007:

| | RSUs Outstanding | Grant Date |
|---|---|---|
| Ms. Alber | 150,000 | January 6, 2006 |
| Mr. DeMattei | 150,000 | January 6, 2006 |
| Ms. McCollam | 150,000 | January 6, 2006 |

Although we typically make equity grants to executive officers during the first quarter of our fiscal year as part of our annual evaluation process, we also grant or approve special additional equity awards from time to time to executive officers in connection with promotions, assumption of additional responsibilities and other factors. Ms. Alber, Mr. DeMattei and Ms. McCollam were not awarded additional equity awards during our first quarter review of compensation, because each had recently been granted restricted stock units as described above. However, each of these named executive officers was promoted during fiscal 2006, and we approved the following equity awards at a scheduled Compensation Committee meeting in connection with these promotions:

| | Date of Award | Type of award | Number of Shares Covered by the Award |
|---|---|---|---|
| Ms. Alber | 9/12/2006 | SSAR | 40,000 |
| Mr. DeMattei | 9/12/2006 | SSAR | 40,000 |
| Ms. McCollam | 9/12/2006 | SSAR | 40,000 |

Under the company's existing equity compensation plans, the exercise price of any stock option or SSAR may not be less than 100% of the fair market value of the stock (based on the price of the company's common stock on the date of the award). Equity awards granted pursuant to the company's equity compensation plans generally vest in five equal annual installments. It is the company's policy not to reprice stock options or SSARs in the event that the fair market value of the common stock falls below the exercise price of the stock options or SSARs and not to engage in any exchange program relating to stock options or SSARs without obtaining prior shareholder approval. Our 2001 Long-Term Incentive Plan prohibits such repricings or exchanges unless our shareholders approve them in advance. We will only make future awards under our 2001 Long-Term Incentive Plan.

*When are equity awards made to executive officers?*

Equity awards to executive officers are only made at scheduled Compensation Committee meetings. Executives do not have any role in selecting the grant date of equity awards. The grant date of equity awards is generally the date of the approval of the award, and the exercise price is always the closing price of the company's common stock on the trading day prior to the grant date. If a Compensation Committee meeting is scheduled for a date during a company trading blackout period, the grant date of an equity award may be set for a date after the trading blackout period has ended. As with all awards, the exercise price of these awards is the closing price of the company's common stock on the trading day prior to the grant date. In general, equity awards to executives are made during our March meeting in which we review company performance over the past fiscal year and determine base salaries and bonuses for all executives. We also make equity awards at other times during the year in connection with promotions, assumption of additional responsibilities and other factors. We do not time equity grants to take advantage of anticipated or actual changes in the price of our common stock prior to or following the release of material information regarding the company.

*Does the company have a stock ownership policy for its executive officers?*

We do not currently have a stock ownership policy for our executive officers, but all of our named executive officers own shares of the company's common stock or vested, but unexercised, equity awards.

*Does the company have a policy regarding recovery of past awards or payments in the event of a financial restatement?*

Although we do not currently have a formal policy regarding recovery of past awards or payments in the event of a financial restatement, we support the review of performance-based compensation following a restatement that impacts the achievement of performance targets relating to that compensation, followed by appropriate action. These actions may include recoupment of cash or other incentives, as well as employment actions including termination.

*How is the Chief Executive Officer compensated?*

Edward A. Mueller was our Chief Executive Officer until July 14, 2006. The company entered into a separation agreement with Mr. Mueller on July 9, 2006 pursuant to which Mr. Mueller departed the company as of July 14, 2006 and agreed to not seek or accept nomination as a member of the Board of Directors following the expiration of his current term that ends as of the company's 2007 Annual Meeting to be held on May 16, 2007. Pursuant to this agreement, Mr. Mueller received the following:

- Cash payment of $1,965,625, less applicable withholdings;
- Final salary payment for June 26, 2006 through July 14, 2006 of $56,250;
- Cash payment of $116,250 for unused vacation and floating holidays through July 14, 2006; and
- Continuing administrative and clerical support, including use of company email through February 3, 2008.

In addition, Mr. Mueller received acceleration of vesting of 200,000 unvested stock options due to vest on January 13, 2007 and acceleration of vesting of 200,000 unvested stock options due to vest on January 13, 2008. These stock options became fully vested and immediately exercisable on July 14, 2006. All other unvested stock options will cease vesting as of May 16, 2007.

W. Howard Lester became Chief Executive Officer and Chairman of the Board upon Mr. Mueller's departure. We determined Mr. Lester's compensation package based in part on:

- A review of the compensation paid to chief executive officers of comparable companies (based on the process described above);
- Achieving parity with initial hiring grants to the company's prior two chief executive officers;
- Company performance; and
- Our general compensation philosophy as described above.

Mr. Lester's compensation package for fiscal 2006 included a base salary of $975,000 and no annual bonus. Mr. Lester's base salary fell within the third quartile of base salaries paid to chief executive officers at comparable companies.

Mr. Lester was also granted a SSAR for 400,000 shares of the company's common stock on January 12, 2007 in connection with his promotion to Chief Executive Officer. The SSAR will vest on September 12, 2008. If Mr. Lester ceases service due to death or disability or upon a change of control, the award will vest in full.

Mr. Lester also makes personal use of our company aircraft as described in the "Other Annual Compensation from Summary Compensation Table" on page 14. Mr. Lester received no other additional material compensation or benefits not provided to all executives.

*Are there any other compensation considerations?*

The company believes its benefit programs generally should be comparable for all employees. However, we recommend additional benefits for certain individuals from time to time if we determine that the category and amount of such benefits are reasonable and necessary to provide additional incentives to attract or retain key executives.

*Do our executive officers have change of control arrangements?*

Our named executive officers who received restricted stock unit grants in fiscal 2005, as described above, will receive accelerated vesting of such awards in the event of a change of control. In addition, Mr. Lester will receive accelerated vesting of the SSAR grant of 400,000 shares as described above. Ms. Alber and Ms. McCollam are provided with certain change of control arrangements as described starting on page 19. Otherwise, our executive officers do not have arrangements that provide them with specific benefits upon or following a change of control. None of our executive officers is guaranteed any type of golden parachute excise tax gross-up. Our equity compensation plans do not provide for automatic vesting acceleration upon or following a change of control. We have considered the total potential cost of the change of control protection afforded to our executive officers and have determined that it is reasonable and not excessive.

*Do our executive officers have severance protection?*

As noted in the "Employment Contracts and Termination of Employment and Change-of-Control Arrangements" section, if either Laura J. Alber, our President, or Sharon L. McCollam, our Executive Vice President, Chief Operating and Chief Financial Officer, is terminated without cause or voluntarily terminates her employment for good reason, she will be entitled to severance benefits.

Also, our named executive officers who received restricted stock unit grants in fiscal 2005 will have such awards vest in full upon a termination due to their death, permanent disability or retirement after attaining age 55 and working with us or our subsidiaries for at least 10 years.

Finally, as described above, if Mr. Lester ceases service due to death or disability or upon a change of control, the SSAR award granted to him on January 12, 2007 will vest in full.

Otherwise, our named executive officers do not have arrangements that provide them with specific benefits upon their termination. We have considered the total potential cost of the severance benefits to our executive officers and determined them to be reasonable and not excessive.

*Have we changed our equity compensation practices in light of the new equity compensation accounting rules?*

Commencing with our 2006 fiscal year, the company is required to account for equity compensation awards under SFAS 123R. Under FAS 123R, the company is required to record compensation expense in connection with equity awards to associates and members of the Board. We actively consider the potential impact of the changes in the financial accounting treatment of equity compensation arrangements on the company's reported earnings.

*Do we provide perquisites to our executive officers?*

The company provides executive officers with perquisites and other personal benefits that the company and the Compensation Committee believe are reasonable and consistent with our overall compensation program and enable the company to attract and retain superior employees for key positions. The Company provides certain perquisites to its executive officers, including premiums for term life insurance in excess of $50,000, a matching contribution for investments in our 401(k) Plan, a $500 monthly car allowance and an annual executive medical supplement of up to

$2,500. Some of these perquisites are also provided to other employees. In addition, Mr. Lester occasionally makes personal use of the company aircraft. The value of all of these benefits to each of the named executive officers is detailed in the "Other Annual Compensation from Summary Compensation Table" on page 14.

*How does the Compensation Committee address Internal Revenue Code Section 162(m)?*

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations adopted under it by the Internal Revenue Service, publicly held companies may be precluded from deducting certain compensation paid to certain executive officers in excess of $1,000,000 in a year. The regulations exclude from this limit performance-based compensation and stock options, provided certain requirements, such as shareholder approval, are satisfied. Exceptions to this deductibility limit may be made for various forms of "performance-based" compensation. The company believes that awards granted under the company's equity incentive plans can be excluded from the $1,000,000 limit. We believe that bonuses awarded under the 2001 Incentive Bonus Plan are excluded from calculating the limit. While we cannot predict how the deductibility limit may impact the company's compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance.

## COMMITTEE REPORTS

The following reports by our Compensation Committee, Nominations and Corporate Governance Committee and Audit and Finance Committee covering fiscal 2006 shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The reports shall not be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate them by reference into such filing.

### Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in the Company's Annual Report on Form 10-K for fiscal 2006.

### Nominations and Corporate Governance Committee Report

*Who serves on the Nominations and Corporate Governance Committee?*

The Nominations and Corporate Governance Committee consisted of Michael R. Lynch, Sanjiv Ahuja, Adrian D.P. Bellamy and David B. Zenoff during fiscal 2006. Mr. Lynch serves as Chairman of the Nominations and Corporate Governance Committee. The Board has determined that each current member of the Nominations and Corporate Governance Committee is independent under the NYSE rules, as currently in effect. Each current member of the Nominations and Corporate Governance Committee is a non-employee director.

*What is the role of the Nominations and Corporate Governance Committee?*

Our role is detailed in the Nominations and Corporate Governance Committee Charter, which was amended and restated by the Board on March 15, 2006. The Nominations and Corporate Governance Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit B. The Nominations and Corporate Governance Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Periodically review and recommend to the Board suitable revisions to the corporate governance guidelines applicable to the company and the categorical standards of independence applicable to the company's outside directors;

- Annually consider and review with the Board criteria for selecting new director candidates, identify individuals qualified to become Board members and periodically assist in screening and evaluating director candidates;
- Consider director nominations from shareholders; and
- Annually evaluate the performance of the company's Chief Executive Officer and oversee the evaluation of the performance of the company's management and the Board.

*Does the Nominations and Corporate Governance Committee have a policy with regard to the consideration of director candidates recommended by shareholders?*

We adopted a Shareholder Recommendations Policy on March 16, 2004. It is our policy to consider recommendations for candidates to the Board from shareholders holding no less than 500 shares of the company's common stock continuously for at least six months prior to the date of the submission of the recommendation.

*What are the procedures to be followed by shareholders in submitting recommendations of director candidates to the Nominations and Corporate Governance Committee?*

The Nominations and Corporate Governance Committee will consider suggestions from shareholders regarding possible director candidates for election at next year's Annual Meeting. A shareholder that desires to recommend a candidate for election to the Board shall direct the recommendation in writing to Williams-Sonoma, Inc., Attention: Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. The recommendation must include: (i) the candidate's name, home and business contact information; (ii) detailed biographical data and qualifications of the candidate; (iii) information regarding any relationships between the candidate and the company within the last three years; (iv) evidence of the recommending person's ownership of company common stock; (v) a statement from the recommending shareholder in support of the candidate; and (vi) a written indication by the candidate of his or her willingness to serve if elected. A shareholder that desires to recommend a person directly for election to the Board at the company's Annual Meeting must also meet the deadlines and other requirements set forth in Rule 14a-8 of the Securities Exchange Act of 1934 and the company's Restated Bylaws, each of which are described in the "Shareholder Proposals" section of this Proxy Statement.

Each director nominated in this Proxy Statement was recommended for election to the Board by the Nominations and Corporate Governance Committee. The Board did not receive any notice of a director nominee recommendation from any shareholder in connection with this Proxy Statement.

*What is the criteria and process of the Nominations and Corporate Governance Committee for identifying and evaluating nominees for the Board?*

Our criteria and process for evaluating and identifying the candidates that we select, or recommend to the Board for selection, as director nominees are as follows:

- We regularly review the current composition and size of the Board;
- We evaluate the performance of the Board as a whole and evaluate the performance and qualifications of individual members of the Board eligible for re-election at the Annual Meeting;
- We review the qualifications of any candidates who have been properly recommended by the shareholders, as well as those candidates who have been identified by management, individual members of the Board or, if we deem appropriate, a search firm. Such review may, in our discretion, include a review solely of information provided to us or also may include discussions with persons familiar with the candidate, an interview with the candidate or other actions that we deem proper;
- In evaluating the qualifications of candidates for the Board, we consider many factors, including issues of character, judgment, independence, diversity, financial expertise, industry experience, range of

experience, other commitments and the like. We evaluate such factors, among others, and do not assign any particular weight or priority to any of these factors. We consider each individual candidate in the context of the current perceived needs of the Board as a whole. While we have not established specific minimum qualifications for director candidates, we believe that candidates and nominees must reflect a Board that is comprised of directors (i) a majority of whom are independent; (ii) who are of high integrity; (iii) who have qualifications that will increase the overall effectiveness of the Board; and (iv) who meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit and Finance Committee members;

- In evaluating and identifying candidates, we have the sole authority to retain and terminate any third party search firm that is used to identify director candidates and the sole authority to approve the fees and retention terms of any search firm;
- After such review and consideration, we select, or recommend that the Board select, the slate of director nominees; and
- We endeavor to notify, or cause to be notified, all director candidates of the decision as to whether to nominate such individual for election to the Board.

There are no differences in the manner in which the Nominations and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder, management or a search firm.

*How did we perform our responsibilities in fiscal 2006?*

The Nominations and Corporate Governance Committee held a total of six meetings during fiscal 2006, and we took the following actions, among other things:

- Reviewed and discussed with company management applicable changes in corporate governance requirements under federal and state securities laws and the NYSE listing standards, as well as the company's compliance with such requirements;
- Evaluated potential candidates to serve as new independent members of the company's Board;
- Evaluated the composition of and recommended assignments for the committees of the Board;
- Considered and recommended to the Board the submission to shareholders of the director nominees described in this Proxy Statement; and
- Reviewed and evaluated the performance of the company's Chief Executive Officer.

*Who prepared this report?*

Members of the Nominations and Corporate Governance Committee, Michael R. Lynch, Sanjiv Ahuja, Adrian D.P. Bellamy and David B. Zenoff, prepared this report.

**Audit and Finance Committee Report**

*Who serves on the Audit and Finance Committee?*

The Audit and Finance Committee consisted of Adrian T. Dillon, Jeanne P. Jackson and Michael R. Lynch from January 30, 2006 to October 30, 2006. Ms. Jackson resigned from the Audit and Finance Committee on October 30, 2006, and Richard T. Robertson was appointed to the Audit and Finance Committee on November 15, 2006. Mr. Dillon qualifies as a "financial expert" under the SEC rules and served as Chairman of the Audit and Finance Committee during fiscal 2006. The Board has determined that each member of the Audit and Finance Committee is independent under the NYSE rules, as currently in effect, and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has also determined that each Audit and Finance Committee member is "financially literate," as described in the NYSE rules.

*What is the role of the Audit and Finance Committee?*

Our role is detailed in the Audit and Finance Committee Charter, which was amended and restated by the Board on March 15, 2006. The Audit and Finance Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit C. The Audit and Finance Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Assist the Board in its oversight of the integrity of the company's financial statements; the qualifications, independence and performance of the company's independent auditor; the performance of the company's internal audit function; and compliance by the company with legal and regulatory requirements;
- Prepare the report that the SEC rules require to be included in the company's annual proxy statement; and
- Oversee the financial impact of selected strategic initiatives of the company and review selected financing, dividend and stock repurchase policies and plans.

*How do we meet our responsibilities?*

We perform the following functions:

- Monitor the integrity of the company's financial reports, earnings, sales and guidance press releases and other company financial information;
- Appoint and/or replace the independent registered public accounting firm, pre-approve all audit and non-audit services of the independent registered public accounting firm and assess its qualifications and independence;
- Review the performance of the company's internal audit function, the company's auditing, accounting and financial reporting procedures, and the company's independent registered public accounting firm;
- Monitor the company's compliance with legal and regulatory requirements;
- Monitor the company's system of internal controls and internal control over financial reporting;
- Retain independent legal, accounting or other advisors when necessary and appropriate; and
- Review the financial impact on the company of selected strategic initiatives and selected financing plans and develop and recommend policies related to dividend and stock repurchase programs.

*How did we perform our responsibilities in fiscal 2006?*

The Audit and Finance Committee held a total of five meetings during fiscal 2006, and we took the following actions, among other things:

- Reviewed and discussed the company's audited financial statements for fiscal 2006 with management and Deloitte;
- Reviewed and discussed the company's periodic filings on Forms 10-K and 10-Q with management and Deloitte;
- Reviewed and discussed all company earnings, sales and guidance press releases with management;
- Reviewed and discussed the company's internal control over financial reporting with management and Deloitte;
- Met with Deloitte, with and without management present, to discuss the overall quality of the internal and external audit process and the financial reporting process; and
- Discussed with Deloitte its independence from the company and management based on the following: (i) our confirmation that no member of Deloitte's audit team is or has been employed by the company in a financial reporting oversight role; and (ii) our review of audit and non-audit fees and the written disclosures and letter from Deloitte as required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committee"), as modified and supplemented.

*What other matters did we discuss with Deloitte?*

During fiscal 2006, we discussed the following other matters,.among other things, with Deloitte:

- Deloitte's responsibilities in connection with the audit of the company's financial statements and matters relating to Deloitte's independence;
- Deloitte's annual letter describing internal quality control procedures;
- The company's internal control over financial reporting;
- Any significant issues arising during the audit and any other matters relating to the conduct of the audit of the company's financial statements, including accounting for stock-based compensation; and
- Matters required to be discussed pursuant to Statement on Auditing Standards No. 61 ("Communication with Audit Committees"), as modified and supplemented, including the quality of the company's accounting principles, the soundness of significant judgments and the clarity of disclosures in the company's financial statements.

*What is our policy regarding pre-approval of audit and non-audit services performed by Deloitte?*

All services performed by Deloitte, whether audit or non-audit services, must be pre-approved by us or a designated member of our committee, whose decisions must be reported to us at our next meeting. Pre-approval must be obtained before Deloitte performs the services but cannot be obtained more than one year before performance begins. Approval can be for general classes of permitted services such as annual audit services or tax consulting services. A written engagement letter, including a description of the permitted services, the dates of the engagement and the estimated fees for such services, must be approved by the Audit and Finance Committee in accordance with these procedures before performance begins.

*Did we review the fees billed by Deloitte for fiscal 2006?*

Yes. We reviewed and discussed the fees billed by Deloitte for services in fiscal 2006, which are described in detail below. We determined that the provision of non-audit services was compatible with Deloitte's independence.

*Did we review the company's audited financial statements for fiscal 2006?*

Yes. We reviewed and discussed the company's audited financial statements for fiscal 2006, and we recommended to the Board that the company's audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2006 for filing with the SEC.

*Who prepared this report?*

Members of the Audit and Finance Committee, Adrian T. Dillon, Michael R. Lynch and Richard T. Robertson, prepared this report.

## AUDIT AND RELATED FEES

During fiscal 2006 and 2005, Deloitte did not perform any prohibited non-audit services for us.

*Audit Fees*

Deloitte billed approximately $1,235,500 for fiscal 2006 and $1,107,000 for fiscal 2005 for professional services to audit our consolidated financial statements included in our Annual Report on Form 10-K and to review our condensed, consolidated financial statements included in our quarterly reports on Form 10-Q. Fees for audit services billed also consisted of fees for the attestation of management's assessment of internal control as required by Section 404 of the Sarbanes-Oxley Act of 2002.

*Audit-Related Fees*

Deloitte billed approximately $26,100 for fiscal 2006 and $22,800 for fiscal 2005 for audit-related services. Audit-related services included: (i) the audit of our 401(k) plan; (ii) consultation on various accounting matters; (iii) consultation on our internal control; and (iv) assistance with our readiness under Section 404 of the Sarbanes-Oxley Act of 2002.

*Tax Fees*

Deloitte billed a total of $34,960 for fiscal 2006 and $141,225 for fiscal 2005 for tax services. Tax services included: (i) $34,960 for fiscal 2006 and $24,000 for fiscal 2005 for tax compliance services, which included consultation for the preparation of our federal, state and local tax returns; (ii) $0 for fiscal 2006 and $100,375 for fiscal 2005 for tax consulting services; and (iii) $0 for fiscal 2006 and $16,850 for fiscal 2005 for tax software license fees.

*All Other Fees*

Deloitte billed $0 for fiscal 2006 and fiscal 2005 for all other services.

## CORPORATE GOVERNANCE GUIDELINES AND CORPORATE CODE OF CONDUCT

Our Corporate Governance Guidelines and our Corporate Code of Conduct, which applies to all of our employees, including our Chief Executive Officer, Chief Operating and Financial Officer and Controller, are available on our website at www.williams-sonomainc.com. Each is also available in print to any shareholder who requests it. To date, there have been no waivers that apply to our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions under our Corporate Code of Conduct. We intend to disclose any amendment to, or waivers of, the provisions of our Corporate Code of Conduct that affect our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions by posting such information on our website at www.williams-sonomainc.com.

## CERTIFICATIONS

The certification of our Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE on June 22, 2006. The certifications of our Chief Executive Officer and Chief Financial Officer required by the SEC in connection with our Annual Report on Form 10-K for the year ended January 29, 2006 were submitted to the SEC on April 7, 2006 with our Annual Report on Form 10-K.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer and James A. McMahan, a Director Emeritus, both of whom are significant shareholders. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of January 28, 2007, $1,418,000 was outstanding under the Partnership 1 industrial development bonds.

During fiscal 2006, we made annual rental payments of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (4.0% in January 2007), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2007, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of January 28, 2007, $12,893,000 was outstanding under the Partnership 2 industrial development bonds.

During fiscal 2006, we made annual rental payments of approximately $2,585,000, plus applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2007, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under FIN 46R, "Consolidation of Variable Interest Entities," due to their related party relationship and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities are consolidated by us. As of January 28, 2007, the consolidation resulted in increases to our consolidated balance sheet of $17,620,000 in assets (primarily buildings), $14,312,000 in debt, and $3,308,000 in other long-term liabilities. Consolidation of these partnerships does not have an impact on our net income.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our stock with the SEC. We believe that during fiscal 2006, our directors, officers and more than 10% shareholders complied with all Section 16(a) filing requirements based on their filings with the SEC and information provided to us by them.

## SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

This table sets forth information regarding the ownership of our common stock as of March 19, 2007, by:

- each person known to us to own more than 5% of our outstanding common stock;
- each director nominee;
- the named executive officers; and
- all current executive officers and directors as a group.

Unless otherwise noted, the persons listed below have sole voting and investment power. In addition, unless otherwise noted, the address of each shareholder noted in the following table is c/o Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. Information regarding our non-management 5% holders is derived from the most recently available 13G filings. The options to purchase our stock listed below are currently exercisable or are exercisable within 60 days of March 19, 2007:

| Name and Address of Beneficial Owner | Position with Company | Amount and Nature of Beneficial Ownership | Options | Percent of Class(1) |
|---|---|---|---|---|
| Capital Research and Management Company<br>333 South Hope Street<br>Los Angeles, CA 90071 | — | 15,564,800(2) | — | 14.13% |
| FMR Corp.<br>82 Devonshire Street<br>Boston, MA 02109 | — | 12,541,570(3) | — | 11.38 |
| James A. McMahan<br>2237 Colby Avenue<br>Los Angeles, CA 90064 | Director Emeritus | 11,040,565(4) | 42,000 | 10.06 |
| Goldman Sachs Asset Management, L.P.<br>32 Old Slip<br>New York, NY 10005 | — | 8,735,986(5) | — | 7.93 |
| W. Howard Lester | Chairman and CEO | 7,230,306(6) | 907,500 | 7.33 |
| Patrick J. Connolly | Director and Executive Vice President, Chief Marketing Officer | 858,291(7) | 774,000 | 1.47 |
| Edward A. Mueller | Director | — | 1,150,000 | 1.03 |
| Laura J. Alber | President | 8,877(8) | 352,600 | * |
| Sharon L. McCollam | Executive Vice President, Chief Operating and Chief Financial Officer | 4,101(9) | 266,000 | * |
| David M. DeMattei | Group President, Williams-Sonoma, Williams-Sonoma Home, West Elm | 1,083(10) | 122,000 | * |
| Adrian D.P. Bellamy | Director | 20,568 | 169,500 | * |
| Michael R. Lynch | Director | — | 110,500 | * |
| Richard T. Robertson | Director | 4,400(11) | 104,500 | * |
| Sanjiv Ahuja | Director | — | 38,500 | * |
| Adrian T. Dillon | Director | 5,000 | 13,500 | * |
| Anthony A. Greener | Director Nominee | — | — | * |
| David B. Zenoff | Director | 7,900 | 13,500 | * |
| All current executive officers and directors as a group (15 persons) | — | 8,140,762(12) | 4,149,740 | 10.75 |

* Less than 1%.

(1) Assumes exercise of stock options currently exercisable or exercisable within 60 days of March 19, 2007 by the named individual or entity into shares of our common stock. Based on 110,161,426 shares outstanding as of March 19, 2007.

(2) The information above and in this footnote is based on information taken from the Schedule 13G jointly filed by each of Capital Research and Management Company and AMCAP Fund, Inc. with the Securities and Exchange Commission on February 9, 2007. Capital Research and Management Company has sole voting power over 10,959,800 shares of our common stock and sole dispositive power over 15,564,800 shares of our common stock. AMCAP Fund, Inc., which is advised by Capital Research and Management Company, is the beneficial owner of 6,000,000 shares of our common stock (included in the aggregate 15,564,800 shares identified above).

(3) The information above and in this footnote is based on information taken from the Schedule 13G of FMR Corp., filed with the Securities and Exchange Commission on February 12, 2007. FMR Corp. has sole voting power over 237,770 shares of our common stock. In addition, FMR Corp. is a parent holding company as defined under Rule 13d-1(b)(ii)(G) of the Securities and Exchange Act of 1934, as amended, and accordingly is deemed the beneficial owner with sole dispositive power over 12,541,570 shares of our common stock beneficially owned through multiple entities to which it is a direct or indirect parent. Edward C. Johnson 3rd, as chairman of FMR Corp., has sole dispositive power over 12,541,570 shares of our common stock, and members of the Johnson family, directly or through trusts, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

(4) The information above and in this footnote is based on information taken from the Schedule 13G filed by James A. McMahan filed with the Securities and Exchange Commission on February 7, 2007.

(5) The information above and in this footnote is based on information taken from the Schedule 13G of Goldman Sachs Asset Management, L.P., filed with the Securities and Exchange Commission on February 8, 2007. Goldman Sachs Asset Management, L.P. has sole voting power over 7,599,099 shares of our common stock and sole dispositive power over 8,735,986 shares of our common stock.

(6) Mr. Lester owns $2,861 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 19, 2007. The number of shares listed above includes 81 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $35.30, the closing price of Williams-Sonoma, Inc. common stock on March 19, 2007.

(7) Mr. Connolly owns $958,769 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 19, 2007. The number of shares listed above includes 27,161 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $35.30, the closing price of Williams-Sonoma, Inc. common stock on March 19, 2007.

(8) Ms. Alber owns $242,754 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 19, 2007. The number of shares listed above includes 6,877 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $35.30, the closing price of Williams-Sonoma, Inc. common stock on March 19, 2007.

(9) Ms. McCollam owns $130,665 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 19, 2007. The number of shares listed above includes 3,701 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $35.30, the closing price of Williams-Sonoma, Inc. common stock on March 19, 2007.

(10) Mr. DeMattei owns $38,246 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 19, 2007. The number of shares listed above includes 1,084 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $35.30, the closing price of Williams-Sonoma, Inc. common stock on March 19, 2007.

(11) Includes 4,400 shares owned by Mr. Robertson's wife.

(12) The directors and officers as a group own $1,381,605 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 19, 2007. The number of shares listed above includes 39,139 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $35.30, the closing price of Williams-Sonoma, Inc. common stock on March 19, 2007. Of the 39,139 shares, 143 are unvested and will fully vest by June 4, 2008.

## EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding securities authorized for issuance under our equity compensation plans as of January 28, 2007:

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders(1) | 11,065,037 | $23.65 | 6,746,298 |
| Equity compensation plans not approved by security holders(2) | 790,102 | $22.18 | — |
| Total | 11,855,139 | $23.55 | 6,746,298 |

(1) This reflects our 1993 Stock Option Plan and 2001 Long-Term Incentive Plan and includes 850,000 outstanding restricted stock units granted pursuant to the 2001 Long-Term Incentive Plan.

(2) This reflects our 2000 Nonqualified Stock Option Plan.

### 2000 Nonqualified Stock Option Plan

In July 2000, our Compensation Committee approved the 2000 Nonqualified Stock Option Plan, or the 2000 Plan. The 2000 Plan provides for the grant of nonqualified stock options to employees who are not officers or members of our Board, and persons who have accepted employment and actually become employees within 120 days of such acceptance. The plan administrator determines when options granted under the 2000 Plan may be exercised, except that no options may be exercised less than six months after grant, except in the case of the death or disability of the optionee. Options granted under the 2000 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the option on the date of grant. The 2000 Plan permits options to be exercised with cash, check, certain other shares of our common stock, consideration received by us under "cashless exercise" programs or, if permitted by the plan administrator, promissory notes. In the event that we dissolve, liquidate, reorganize, merge or consolidate with one or more corporations as a result of which we are not the surviving corporation, or we sell substantially all of our assets or more than 80% of our then-outstanding stock, the 2000 Plan provides that the plan administrator will provide for one or more of the following: (i) each outstanding option will fully vest and become exercisable; (ii) the successor will assume or substitute for the options; (iii) the 2000 Plan will continue; or (iv) each outstanding option will be exchanged for a payment in cash or shares equal to the excess of the fair market value of our common stock over the exercise price. No future awards will be granted from the 2000 Nonqualified Stock Option Plan or the 1993 Stock Option Plan.

## SHAREHOLDER PROPOSALS

### How can shareholders submit a proposal for inclusion in our Proxy Statement for the 2008 Annual Meeting?

To be included in our Proxy Statement for the 2008 Annual Meeting, shareholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and be received by our Secretary at our principal executive offices no later than December 12, 2007.

### How can shareholders submit proposals to be raised at the 2008 Annual Meeting that will not be included in our Proxy Statement for the 2008 Annual Meeting?

To be raised at the 2008 Annual Meeting, shareholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws, a shareholder must give advance notice to our Secretary of any business, including nominations of directors for our Board, that the shareholder wishes to raise at our Annual Meeting. To be timely, the notice must be received by our Secretary not less than 45 days or more than 75 days prior to the first anniversary of the date of the mailing of proxy materials for the preceding year's Annual Meeting. Since this Proxy Statement is being mailed to you on or about April 9, 2007, shareholder proposals must be received by our Secretary at our principal executive offices between January 25, 2008 and February 24, 2008, in order to be raised at our 2008 Annual Meeting.

**What if the date of the 2008 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting?**

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the date of the 2008 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, to be included in our Proxy Statement, shareholder proposals must be received by us within a reasonable time before our solicitation is made.

Under our Restated Bylaws, if the date of the 2008 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, shareholder proposals to be brought before the 2008 Annual Meeting must be delivered not later than the close of business on the later of the 90th day prior to the 2008 Annual Meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by us.

**What if the number of directors to be elected to our Board is increased?**

In the event that the number of directors to be elected to our Board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board at least 55 days prior to the anniversary date of this year's Annual Meeting, or March 22, 2008, a notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered no later than the close of business on the 10th day following the day on which we first make such public announcement.

**Does a shareholder proposal require specific information?**

With respect to a shareholder's nomination of a candidate for our Board, the shareholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws and our Nominations and Corporate Governance Committee Report about both the nominee and the shareholder making the nomination. With respect to any other business that the shareholder proposes, the shareholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws.

**What happens if we receive a shareholder proposal that is not in compliance with the time frames described above?**

If we receive notice of a matter to come before the 2008 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

**Where should shareholder proposals be sent?**

Shareholder proposals should be sent to: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109.

## PERFORMANCE GRAPH

This graph compares the cumulative total shareholder return for our common stock with those for the CRSP Index for the NYSE and the CRSP Index for the NASDAQ Retail Trade Stocks, our peer group index. Our peer group includes over 150 companies. The cumulative total return listed below assumed an initial investment of $100 and reinvestment of dividends. The graph shows historical stock price performance, including reinvestment of dividends, and is not necessarily indicative of future performance.

**Comparison of Five-Year Cumulative Total Returns of Williams-Sonoma, Inc. CRSP* Index for the NYSE (U.S. Companies) and CRSP Index for NASDAQ Retail Trade Stocks**



$400
$300
$200
$100
$0
165.8
154.6
153.5
02/01/2002
01/31/2003
01/30/2004
01/28/2005
01/27/2006
01/26/2007


■ Williams-Sonoma, Inc
★ NYSE (U.S. Companies)
▲ NASDAQ Retail Trade Stocks

| | 2/01/02 | 1/31/03 | 1/30/04 | 1/28/05 | 1/27/06 | 1/26/07 |
|---|---|---|---|---|---|---|
| Williams-Sonoma, Inc. | 100.0 | 105.7 | 143.4 | 154.2 | 181.4 | 154.6 |
| NYSE Stock Market | 100.0 | 81.4 | 109.0 | 117.6 | 133.9 | 153.5 |
| NASDAQ Retail Trade | 100.0 | 81.3 | 119.2 | 142.8 | 154.8 | 165.8 |

**Notes:**

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indices are re-weighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all Series was set to $100.00 on 2/1/02.

* Center for Research in Security Prices, University of Chicago Graduate School of Business.

## AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K, including the financial statements for fiscal 2006 as filed with the SEC, is available at our website at www.williams-sonomainc.com and upon written request and without charge to any shareholder by writing to: Annual Report Administrator, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109.

San Francisco, California
April 9, 2007

Proxy

[THIS PAGE INTENTIONALLY LEFT BLANK]

## EXHIBIT A

## WILLIAMS-SONOMA, INC.

## COMPENSATION COMMITTEE CHARTER

(as amended and restated on March 15, 2006)

### PURPOSE

The purpose of the Compensation Committee of the Board of Directors of Williams-Sonoma, Inc. (the "Company") is to: (i) assist the Board of Directors in discharging its responsibilities relating to oversight of the compensation of the Company's Chief Executive Officer, other executive officers, and directors; (ii) administer the Company's incentive compensation and other equity-based plans (the "Plans") and make grants under them; (iii) oversee the Company's compensation policies, plans, and benefits programs generally, and (iv) in the case of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "ASIP"), which is not considered one of the Plans as defined above, the Compensation Committee's sole responsibility shall be to amend the ASIP as provided below. In addition, the Compensation Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribes.

### COMPOSITION

The Compensation Committee shall consist of not less than two (2) independent members of the Company's Board of Directors. The members of the Compensation Committee are appointed by the Board of Directors upon the recommendation of the Nominations and Corporate Governance Committee and serve at the discretion of the Board of Directors. The Board of Directors shall designate one member of the Compensation Committee to serve as the chairperson.

Members of the Compensation Committee must meet the following criteria:

- Each member will be an independent director, as defined by: (i) the rules of the New York Stock Exchange; and (ii) the rules of the Securities and Exchange Commission ("SEC").
- Each member will be an "Outside Director" as such term is defined with respect to Section 162(m) of the Internal Revenue Code of 1986, as amended.
- Each member will be a "non-employee" director as defined under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Determinations as to whether a particular director satisfies the requirements for membership on the Compensation Committee shall be made by the Board of Directors.

### RESPONSIBILITIES

The responsibilities of the Compensation Committee shall include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives, and reviewing and approving the level of compensation, including base salary, bonus, equity compensation, and any other benefits to be provided to the Chief Executive Officer based on this evaluation. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Compensation Committee shall consider such factors as the Company's performance and relative shareholder return, the value of similar incentive awards given to Chief Executive Officers of comparable companies, and the awards given to the Company's Chief Executive Officer in past years. Such review and approval shall be made without the presence of the Chief Executive Officer.

- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, compensation for executive officers other than the Chief Executive Officer.
- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, general compensation goals and guidelines for the Company's employees.
- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, the compensation policy for the non-employee directors of the Company.
- Approving and authorizing amendments to the ASIP, the Plans, and the Company's other benefit programs to the extent such amendment authority has been delegated to the Compensation Committee by the Board of Directors.
- Acting as the Administrator (as defined under each Plan) and administering, within the authority delegated by the Board of Directors, the Company's Plans. In its administration of the Plans, the Compensation Committee may: (i) grant stock options or stock purchase rights to individuals eligible for such grants (including, to the extent relevant, grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated thereunder); (ii) amend such stock options or stock purchase rights; and (iii) take all other actions permitted under the Plans. The Compensation Committee may delegate to two or more directors of the Company the authority to make grants and awards to any non-executive officer of the Company under such of the Plans as the Compensation Committee deems appropriate in accordance with the terms of such Plans. The Compensation Committee also shall review and make recommendations to the Board of Directors with respect to changes in the number of shares reserved for issuance under those Plans.
- Preparing a compensation committee report on executive compensation as required by the SEC to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC.
- As appropriate, obtaining advice and assistance from independent counsel or other advisors, including, without limitation, any compensation consultant to be used by the Company or the Compensation Committee in the evaluation of Chief Executive Officer, executive officer, other officer, employee or director compensation.
- Conducting an annual evaluation of the Compensation Committee's own performance.

**MEETINGS**

The Compensation Committee shall meet as often as it determines, but not less frequently than two (2) times each year. The members of the Compensation Committee may invite the Chief Executive Officer or any other person to attend meetings as appropriate and consistent with this charter; provided, however, that the Chief Executive Officer may not be present during the voting on or deliberations regarding the Chief Executive Officer's compensation.

**MINUTES**

The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

**REPORTS**

The Compensation Committee will report to the Board of Directors on a periodic basis and make such recommendations with respect to any of the above matters as the Compensation Committee deems necessary or appropriate.

## COMPENSATION

Members of the Compensation Committee shall receive such fees, if any, for their service as committee members as may be determined by the Board of Directors in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board of Directors.

## DELEGATION OF AUTHORITY

The Compensation Committee may form and delegate authority to subcommittees when appropriate.

Exhibits

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**EXHIBIT B**

**WILLIAMS-SONOMA, INC.**

**NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE CHARTER**

(as amended and restated on March 15, 2006)

## PURPOSE

The Nominations and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Williams-Sonoma, Inc. (the "Company") acts on behalf of and with the concurrence of the Board with respect to matters relating to the composition and membership of the Board and the Board's governance responsibilities.

## COMPOSITION

The Committee shall be comprised entirely of independent members of the Company's Board. The exact number of members of the Committee shall be fixed and may be changed from time to time by resolution duly adopted by the Board. The members of the Committee shall be appointed by the Board. Committee members may be removed or replaced by the Board.

The members of the Committee shall meet the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission.

## COMMITTEE PURPOSE AND RESPONSIBILITIES

The Committee's primary purpose and responsibilities are to:

- In consultation with the Chairman of the Board, periodically review and recommend to the Board suitable revisions to the Board's guidelines on corporate governance, which are updated periodically.
- Annually consider and review with the Board the appropriate skills and characteristics required of prospective Board members in light of the then-current composition of the Board.
- Identify individuals qualified to become Board members, consistent with criteria approved by the Board.
- Assist the Chairman of the Board and the Board in general with screening potential Board candidates, meet with potential Board candidates and, as appropriate, participate in the recruitment of potential Board members, consistent with the procedures prescribed by the Board's guidelines on corporate governance.
- As appropriate, use its sole authority to retain and terminate any search firm to be used to identify director candidates, including its sole authority to approve the search firm's fees and other retention terms.
- Select, or recommend that the Board select, the director nominees for the next annual meeting of shareholders.
- Consider director nominees recommended and properly submitted by the Company's shareholders in accordance with the Committee's Shareholder Recommendations Policy.
- Annually evaluate the performance of the Company's Chief Executive Officer, annually oversee evaluation of the performance of the Board and the Company's management and provide a report with respect to this performance to the members of the Board, together with recommended performance enhancements.
- Periodically assess the Board's meeting schedule and evaluate the effectiveness of meeting agendas. Subsequently prepare recommendations to the Chairman of the Board and Chief Executive Officer regarding suggested modifications in the schedule of Board meetings and suggested topics to be covered at future meetings.
- Conduct an annual performance evaluation of the Committee.

## MEETINGS

The Nominations and Corporate Governance Committee will set its own schedule and will meet periodically, but not less frequently than at least one (1) time each year. The members of the Committee may invite the Chief Executive Officer or any other person to attend meetings as appropriate and consistent with this charter.

## MINUTES

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

## REPORTS

The Committee will report to the Board on a periodic basis and make such recommendations with respect to any of the above matters as the Committee deems necessary or appropriate.

## COMPENSATION

Members of the Committee shall receive such fees, if any, for their service as Committee members as may be determined by the Board in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board.

## DELEGATION OF AUTHORITY

The Committee may form and delegate authority to subcommittees when appropriate.

EXHIBIT C

WILLIAMS-SONOMA, INC.

AUDIT AND FINANCE COMMITTEE CHARTER

(as amended and restated on March 15, 2006)

## PURPOSE

The Audit and Finance Committee (the "Committee") is created by the Board of Directors (the "Board") of Williams-Sonoma, Inc. (the "Company") to:

- Assist the Board in its oversight of:
    - the integrity of the financial statements of the Company;
    - the qualifications, independence and performance of the Company's independent auditor;
    - the performance of the Company's internal audit function; and
    - compliance by the Company with legal and regulatory requirements;
- Prepare the Committee report that the Securities and Exchange Commission (the "SEC") rules require to be included in the Company's annual proxy statement; and
- Oversee the financial impact of selected strategic initiatives of the Company and review selected financing, dividend and stock repurchase policies and plans.

## COMPOSITION

The Committee shall be comprised of not less than three independent members of the Company's Board. Subject to the foregoing, the exact number of members of the Committee shall be fixed and may be changed from time to time by resolution duly adopted by the Board. Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The members of the Committee shall be appointed by the Board on the recommendation of the Nominations and Corporate Governance Committee. Committee members may be replaced by the Board. Unless a Chair is appointed by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the SEC. Each member of the Committee must be financially literate, as such qualification is interpreted by the Company's Board, or must become financially literate within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee shall have accounting or related financial management expertise, as the Company's Board interprets such qualification in its business judgment.

## COMMITTEE AUTHORITY AND RESPONSIBILITIES

- The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of (including resolution of disagreements between management and the independent auditor regarding financial reporting) any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services. The independent auditor shall report directly to the Committee.
- The Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms for those services) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which services are approved by the Committee prior to the completion of the audit.

Exhibits

- The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
- The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.
- The Committee shall make regular reports to the Board, which reports shall include any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, the performance of the internal audit function, and any other matters that the Committee deems appropriate or is requested to be included by the Board.
- The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review the Committee's own performance.

In addition to the responsibilities outlined elsewhere in this Charter, the Committee shall perform such other specific functions as the Company's Board may from time to time direct, and make such investigations and reviews of the Company and its operations as the Chief Executive Officer or the Board may from time to time request.

The Committee shall:

**Financial Statement and Disclosure Matters**

- Review and discuss with management and the independent auditor the annual audited financial statements and quarterly financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC.
- Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the review of (a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; and (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.
- Review and discuss quarterly reports from the independent auditors on:
  - All critical accounting policies and practices to be used.
  - All alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.
  - Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
- Discuss with management the Company's earnings press releases, including the proposed use of any "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

- Discuss with management and the independent auditor the effect on the Company's financial statements of regulatory and accounting initiatives as well as off-balance sheet arrangements, contractual obligations and contingent liabilities and commitments.
- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
- Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any problems or difficulties encountered in the course of the audit work and management's response thereto, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.
- Review disclosures made to the Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

**Oversight of the Company's Relationship with the Independent Auditor**

- Review and evaluate the lead partner of the independent auditor team.
- Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (c) all relationships between the independent auditor and the Company (for purposes of assessing the auditor's independence). Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent auditor to the Board.
- Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.
- Set clear policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.
- Consider discussing with the national office of the independent auditor material issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.
- Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

**Oversight of the Company's Internal Audit Function**

- Review the appointment and replacement of the senior internal auditing executive.
- Review the significant reports to management prepared by the internal auditing department and management's responses and subsequent follow-up on the responses.
- Discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

**Oversight of the Company's Information Technology Systems to Support the Company's Internal Controls**

- Discuss with the senior information technology executive and the Company's Chief Financial Officer at least once each year the sufficiency of company systems to support effective internal controls and any recommended changes in the information technology department's priorities and projects planned for improving such systems.
- Review reports to management, if any, prepared by the Company's information technology department relating to systems' integrity and security, and subsequent follow-up on the responses.

**Compliance Oversight Responsibilities**

- Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act (relating to audit discoveries of illegal acts) has not applied.
- Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct and Ethics Policy. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct and Ethics Policy.
- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.
- Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

**Oversight of Strategic Initiatives**

- As it deems appropriate, review the financial impact on the Company of selected strategic initiatives.

**Dividend Policy and Share Repurchases**

- As it deems appropriate, develop and recommend dividend policies and recommend to the Board dividend payments to be made to the Company's shareholders.
- As it deems appropriate, develop, monitor and recommend to the Board the adoption, implementation and continuation of the Company's stock repurchase programs.

**Financings and Borrowings**

- As it deems appropriate, review the terms and conditions of selected financing plans, including the issuance of securities or corporate borrowings, and make recommendations to the Board on such financings.

**Qualified Legal Compliance Committee**

- Act as the Company's Qualified Legal Compliance Committee ("QLCC") for the purposes of internal and external attorney reporting under SEC rules. The Committee also shall establish procedures for confidential receipt, retention and consideration of any attorney report to the QLCC.

**Limitation of Committee's Role**

- While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.
- It is recognized that members of the Committee are not full-time employees of the Company, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which the Committee receives information and (ii) the accuracy of the financial and other information provided to the Committee, in either instance absent actual knowledge to the contrary.

## MEETINGS

- The Committee shall keep regular minutes of its meetings. Meetings and actions of the Committee shall be governed by, and held and taken in accordance with, the provisions of Article III, Section 3.9 of the Company's Restated Bylaws.
- The Committee shall meet as often as it determines, but not less frequently than four times per year.
- The Committee shall meet at least annually with management, the internal auditors, and the independent auditors in separate executive sessions. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

## COMPENSATION

Members of the Committee shall receive such fees, if any, for their service as committee members as may be determined by the Board in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board.

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## *Director Nominees and Executive Officers*

**W. Howard Lester**
*Chairman of the Board of Directors and Chief Executive Officer*

**Adrian D. P. Bellamy**
*Director*
*Chairman and Director of The Body Shop International PLC and Chairman and Director of Reckitt Benckiser PLC*
*Director, Gap Inc.*

**Patrick J. Connolly**
*Director and Executive Vice President, Chief Marketing Officer*

**Adrian T. Dillon**
*Director*
*Executive Vice President, Finance and Administration, and Chief Financial Officer, Agilent Technologies, Inc.*

**Anthony A. Greener**
*Director Nominee*
*Chairman, Qualifications and Curriculum Authority*

**Michael R. Lynch**
*Director*
*Senior Managing Director, GSC Group*

**Richard T. Robertson**
*Director*
*Senior Advisor, Warner Bros. Television Group*

**Dr. David B. Zenoff**
*Director*
*President, David B. Zenoff and Associates, Inc.*

**Laura J. Alber**
*President*

**David M. DeMattei**
*Group President, Williams-Sonoma, Williams-Sonoma Home, West Elm*

**Seth R. Jaffe**
*Senior Vice President, General Counsel and Secretary*

**Sharon L. McCollam**
*Executive Vice President, Chief Operating and Chief Financial Officer*

**Dean Miller**
*Executive Vice President, Chief Supply Chain Officer*

## *Directors Emeriti*

**Charles E. Williams**
*Founder and Director Emeritus*

**James A. McMahan**
*Director Emeritus*

## *Corporate Information*

**Corporate Headquarters**
*Williams-Sonoma, Inc.*
*3250 Van Ness Avenue*
*San Francisco, CA 94109*

**Stock Exchange Listing**
*New York Stock Exchange*
*Symbol: WSM*

**Corporate Website**
*www.williams-sonomainc.com*

**Shareholder/Investor Information**
*www.williams-sonomainc.com/inv*

**Annual Meeting**
*The annual meeting of shareholders of Williams-Sonoma, Inc. will be held Wednesday, May 16, 2007, starting at 9:00 a.m. Pacific Time at Williams-Sonoma, Inc.*
*3250 Van Ness Avenue*
*San Francisco, CA 94109*

**Transfer Agent**
*Wells Fargo Shareowner Services*
*P.O. Box 64854*
*St. Paul, MN 55164*
*Telephone: 800-468-9716*
*www.wellsfargo.com/shareownerservices*

**Independent Registered Public Accounting Firm**
*Deloitte & Touche LLP*
*50 Fremont Street*
*San Francisco, CA 94105*

**Outside Corporate Counsel**
*Wilson Sonsini Goodrich & Rosati Professional Corporation*
*650 Page Mill Road*
*Palo Alto, CA 94304*

**Trademarks**
*Pottery Barn, pottery barn kids, PBteen, west elm, Williams-Sonoma and Williams-Sonoma Home are trademarks of Williams-Sonoma, Inc.*

END